UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 23, 2023

Altitude Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39772	85-2533565
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

400 Perimeter Center Terrace Suite 151 Atlanta, Georgia	30346
(Address of principal executive offices)	(Zip Code)

(800) 950-2950

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, and one-half of one redeemable warrant	ALTUU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	ALTU	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	ALTUW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On April 23, 2023, Altitude Acquisition Corp., a Delaware corporation (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, Altitude Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Altitude (“Merger Sub”), Altitude Merger Sub II, LLC a Delaware limited liability company and a direct wholly owned subsidiary of Altitude (“Merger Sub II” and together with Merger Sub, the “Merger Subs”) Picard Medical, Inc., a Delaware corporation (“Picard”) and Hunniwell Picard I, LLC, solely in its capacity as the representative, agent and attorney-in-fact of the securityholders of Picard. The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Picard (the “First Merger”), with Picard surviving as a wholly-owned subsidiary of the Company (the “Surviving Corporation”) Immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and Merger Sub II, with Merger Sub II surviving as the surviving entity (the “Surviving Entity”, and such merger, the “Second Merger” and, together with the First Merger, the “Mergers”). Upon the closing of the Mergers (the “Closing”), it is anticipated that the Company will change its name to “Picard Medical Holdings, Inc.” and is referred to herein as “New Picard” as of the time following such change of name. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Picard is the sole owner of SynCardia Systems LLC (“SynCardia”), a medical technology company focused on developing, manufacturing, and commercializing an implantable Total Artificial Heart (“TAH”) system designed to assume the full function of a human heart in patients suffering from advanced heart failure.

The board of directors of the Company (the “Board”) has unanimously approved and declared advisable the Business Combination Agreement and the Mergers and resolved to recommend approval of the Business Combination Agreement and related matters by the Company’s stockholders. The Closing is expected to occur in the second half of 2023, following the receipt of required approval by the stockholders of the Company and Picard, required regulatory approvals, the effectiveness of the registration statement on Form S-4 (“Registration Statement”) to be filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Mergers and the fulfilment of other conditions set forth in the Business Combination Agreement.

Consideration and Structure

Prior to the First Merger, each issued and outstanding share of Picard’s preferred stock, par value $0.0001 per share (“Picard Preferred Stock”), shall automatically convert into one (1) share of common stock of the Picard, par value $0.001 per share (“Picard Common Stock”). Each of Picard’s convertible notes that are outstanding prior to the First Merger, if any, will convert prior to the First Merger into shares of Picard Common Stock in accordance with the terms of such convertible notes. Each share of Picard Common Stock held by a Picard securityholder immediately prior to the First Effective Time (including shares issued upon conversion of Picard Preferred Stock and convertible notes, but not including dissenting shares) shall be automatically cancelled and converted into the right to receive a pro rata portion of an aggregate of 48,000,000 shares of common stock of New Picard, par value $0.001 per share (“New Picard Common Stock”), and an aggregate of 6,500,000 warrants to purchase shares of New Picard Common Stock at an initial exercise price of $11.50 per share (“New Picard Warrants”), plus up to an additional 6,500,000 New Picard Warrants if certain earnout conditions are satisfied (the “Earnout Warrants”). Each of Picard’s options that are outstanding and unexercised prior to the First Merger will be assumed by New Picard and converted into a New Picard option with the same terms and conditions. Each of Picard’s warrants that are outstanding and unexercised prior to the First Merger, whether or not then vested or exercisable, will be assumed by New Picard and will be converted into a warrant to acquire shares of New Picard Common Stock and will be subject to the same terms and conditions that applied to the Picard warrant immediately prior to the First Merger.

The Earnout Warrants will be held in escrow following the Closing and will be released to the Picard securityholders if, at any time during the five (5) year period following the Closing, the dollar volume-weighted average price (“VWAP”) of New Picard Common Stock for any 20 trading days within any 30 trading day period is greater than $12.50.

At the Closing, New Picard will issue 100,000 shares of New Picard Common Stock and 30,000 New Picard Warrants to certain service providers of Altitude.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of Picard, the Company and their respective subsidiaries during the period between execution of the Business Combination Agreement and the Closing. The representations, warranties and covenants of the parties made under the Business Combination Agreement will not survive the Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to cause all actions and things necessary to consummate and expeditiously implement the Mergers.

Pursuant to the Merger Agreement, Picard and the Company will use commercially reasonable efforts to identify additional sources of financing for and negotiate the underlying subscription, financing and similar agreements in connection with the Closing (the “Closing Offering”).

Further, Picard will, as promptly as reasonably practicable after date of the Business Combination Agreement, but in no event later than May 5, 2023, deliver to the Company a private placement memorandum setting forth the final terms of a private placement of equity, equity-linked and debt financing for Picard (the “Picard Financing”). Picard and the Company will use commercially reasonable efforts to secure the Picard Financing prior to the Closing.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the parties to consummate the Mergers are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the Company’s stockholders (the “Company Stockholder Approval”) and Picard’s stockholders (the “Picard Stockholder Approval”); (ii) the receipt of consents or approvals from the applicable governmental, regulatory or administrative authorities and each applicable waiting period or consent or approval under the HSR Act shall have expired, been terminated or obtained; (iii) there has not been any legal action, suit, claim or similar hearing or proceeding brought by any governmental body, agency, authority, court, arbitrator, or any public, private or industry regulatory authority, whether international, national, foreign, Federal, state, or local. to enjoin or otherwise restrict the consummation of the transactions; (iv) the aggregate cash proceeds from Company’s trust account, together with the proceeds from the certain permitted equity financings, equaling no less than $38,000,000 (after deducting any amounts paid to Company stockholders that exercise their redemption rights in connection with the Mergers and net of certain transaction expenses of the Company and Picard), of which not less than $10,000,000 shall be from the Closing Offering; (v) Picard shall have performed or complied with, in all material respects, all of its obligations required to be performed or complied with at or prior to the Closing Date; (vi) the Company shall have performed or complied with, in all material respects, all of its obligations required to be performed or complied with at or prior to the Closing Date; (vii) the accuracy of the representations and warranties, and the performance of the covenants and agreements, of the Company, the Merger Subs and Picard, respectively, subject to customary materiality qualifications; (viii) the absence of a material adverse effect with respect to Picard; (ix) the Company’s initial listing application with Nasdaq in connection with the Mergers has been conditionally approved and, immediately following the First Effective Time, the Company has satisfied any applicable initial and continuing listing requirements of Nasdaq, and the Company has not received any notice of non-compliance therewith, and the New Picard Common Stock has been approved for listing on Nasdaq; and (x) the execution of the Registration Rights Agreement and the Lock-Up Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation: (i) by the Company or Picard, if the Closing has not occurred by October 1, 2023, which date shall be automatically extended to December 11, 2023 if the SEC has not declared the Registration Statement effective on or prior to October 1, 2023, but only if the party seeking to terminate is not in material breach; (ii) by the Company or Picard, in the event an applicable governmental, regulatory or administrative authority has issued a final and non-appealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers; (iii) by the Company or Picard, in the event any applicable law is in effect making the consummation of the Mergers illegal; (iv) by the Company or Picard, if the other party has breached any of its respective representations, warranties, agreements or its respective covenants contained in the Business Combination Agreement, such failure or breach would render certain conditions precedents to the Closing incapable of being satisfied, and such breach or failure is not cured by the time allotted; (v) by the Company and Picard, by mutual consent; (vi) by Picard if the Company Stockholder approval is not obtained; (vii) by the Company if the Picard Stockholder Approval is not obtained by October 1, 2023; (viii) by the Company if, in the Company’s reasonable discretion, Picard’s PCAOB audited financial statements reflect a material deterioration in Picard’s financial condition as compared to the financial statements delivered to the Company before the Merger Agreement was signed; and (ix) by the Company, at any time prior to obtaining the Company Stockholder Approval, in order to enter into any Business Combination Proposal that the Board of Directors of the Company determines in good faith to be more favorable than the Mergers and reasonable capable of being completed; provided, however, in the case of (ii) and (iii), such ability to terminate is only available if failure by the party seeking to terminate the Business Combination Agreement to fulfill any obligation under the Business Combination Agreement has not been the primary cause of, or primarily resulted in, as applicable, the failure of the Closing to occur. In the case of (ix), the Company shall pay Picard a termination fee of $2,800,000 within seven calendar days following such termination.

Governance

The initial board of directors of New Picard following the Closing will consist of seven members, of which two will be designated by Sponsor with each of such designees qualifying as an independent director under applicable stock exchange rules, and the remaining five will be designated by Picard, with at least two of such designees qualifying as independent directors. Executive management of Picard will become the executive management of New Picard following the Closing.

The foregoing description of the Business Combination Agreement and the Mergers does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”). The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on April 23, 2023, Altitude Acquisition Holdco LLC (the “Sponsor”) entered into a support agreement with the Company and Picard (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, Sponsor agreed to vote, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, all of the common stock of the Company held by the Sponsor in favor of (i) the approval and adoption of the Mergers,; (ii) adoption and approval of the an amended and restated certificate of incorporation of New Picard (the “New Picard Certificate of Incorporation”), in a form to be mutually agreed to by the Company and Picard, which shall provide for, among other things, the change of the name of the Company to “Picard Medical Holdings, Inc.”; (iii) approval of New Picard’s equity incentive plan; (iv) approval of the issuance of shares under applicable Nasdaq listing rules; (v) approval to adjourn the Company’s stockholder meeting, if necessary; and (vi) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Mergers as determined by the company (the proposals set forth in the forgoing clauses (i) through (vi) collectively, the “Company Proposals”); and (vii) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the Business Combination Agreement and the approval of the Company Proposals. In addition, the Sponsor Support Agreement prohibits the Sponsor from, among other things, selling, assigning or transferring or redeeming any Class A common stock of the Company (“Company Class A Common Stock”) held by it. In addition, the Sponsor Support Agreement provides that the Sponsor will, in connection with the Closing (x) forfeit an aggregate amount of up to 4,500,000 shares of Class A Common Stock held by the Sponsor immediately prior to the Closing, with such number of forfeited shares to be reduced by 20,000 shares for each $1,000,000 by which the proceeds of the Closing Offering plus the funds remaining in the Company’s trust account (after giving effect to redemptions and any financial incentives or discounts given to incentivize non-redemption and the repayment of any outstanding debt to the Sponsor) together with the proceeds from any Picard Financing, exceeds $38,000,000, (y) forfeit 6,500,000 warrants of the Company, each whole warrant exercisable for one Company Class A Share at an initial exercise price of $11.50 per share (the “Company Warrants”) held by Sponsor immediately prior to the Closing, and (z) deposit with Continental Stock Transfer & Trust Company, acting as escrow agent, 1,250,000 shares of Company Class A Common Stock (the “Sponsor Earnout Shares”) and 1,000,000 Company Warrants (the “Sponsor Earnout Warrants” and together with the Sponsor Earnout Shares, the “Sponsor Earnout Securities”). The Sponsor Earnout Securities will be released to the Sponsor upon achievement of the following milestones at any time during the five year period following the Closing: (i) 500,000 Sponsor Earnout Shares will be released if the VWAP of New Picard Common Stock is equal to or greater than $12.50 for any 20 trading days within any 30 trading day period, (ii) 250,000 Sponsor Earnout Shares and 1,000,000 Earnout Warrants will be released upon the closing of the acquisition by the Company or New Picard, as applicable, of at least 10,000,000 Company Warrants or New Picard Warrants, as applicable, from public investors, and (iii) 750,000 Sponsor Earnout Shares will be released upon the release of the Sponsor Earnout Shares and Sponsor Earnout Warrants pursuant to both (i) and (ii) of this paragraph. Any Sponsor Earnout Securities that have not been released from escrow on the date that is five years after the Closing shall be forfeited.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report.

Picard Support Agreements

In connection with the execution of the Business Combination Agreement, on April 23, 2023, certain Picard stockholders holding an aggregate of approximately 90% of the outstanding Picard equity, on an as-converted to Picard Common Stock basis, and 100% of the outstanding Picard Preferred Stock (together, the “Picard Supporting Stockholders”) entered into support agreements with the Company and Picard (the “Picard Support Agreements”). Under the Picard Support Agreements, each Picard Supporting Stockholder agreed that, following the SEC declaring effective the Registration Statement, to execute and deliver a written consent with respect to the outstanding shares of Picard Common Stock and Picard Preferred Stock held by such Picard Supporting Stockholder (the “Subject Picard Shares”) approving the Business Combination Agreement and the transactions contemplated thereby. In addition to the foregoing, each Picard Supporting Stockholder agreed that at any meeting of the holders of Picard capital stock, each such Picard Supporting Stockholder will appear at the meeting, in person or by proxy, and cause its Subject Picard Shares to be voted (i) to approve and adopt the Business Combination Agreement and the transactions contemplated thereby, including the Mergers; (ii) against any (A) any merger, consolidation, share exchange, business combination or other similar transaction or (B) any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of Picard (a “Alternative Proposal”); and (iii) against any amendment of the certificate of incorporation, or bylaws of Picard or proposal or transaction that would impede or frustrate the provisions of the Picard Support Agreements, the Business Combination Agreement or the transactions contemplated thereby. In addition, the Picard Support Agreements prohibit the Picard Supporting Stockholders from, among other things, (i) transferring any of the Subject Picard Shares; (ii) entering into (a) any option, warrant, purchase right, or other contact that would require the Picard Support Stockholders to transfer the Subject Picard Shares, or (b) any voting trust, proxy or other contract with respect to the voting or transfer of the Subject Picard Shares; or (iii) or taking any action in furtherance of the forgoing.

The Picard Support Agreement provides that the Picard Supporting Stockholders will not directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal, or offer which constitutes, or could reasonably be expected to lead to, an Alternative Proposal in their capacity as such, (ii) participate in any discussions or negotiations regarding, or furnish or receive any nonpublic information relating to the Picard or its subsidiaries, in connection with any Alternative Proposal, (iii) approve or recommend, or make any public statement approving or recommending an Alternative Proposal, (iv) enter into any letter of intent, merger agreement or similar agreement providing for an Alternative Proposal, (v) make, or in any manner participate in a “solicitation” (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence with respect to voting of the Picard capital stock intending to facilitate any Alternative Proposal or cause any holder of shares of Picard capital stock not to vote to adopt the Business Combination Agreement and approve the Mergers and the other transactions contemplated thereby, (vi) become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Picard that takes any action in support of an Alternative Proposal or (vii) otherwise resolve or agree to do any of the foregoing.

Picard’s Supporting Stockholders each also irrevocably waived, and agreed not to exercise or assert, any dissenters’ or appraisal rights under Delaware law in connection with the Mergers and the Business Combination Agreement.

The foregoing description of the Picard Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Picard Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the agreements described below.

Registration Rights Agreement

In connection with the Closing, the Company, Picard, and certain of their respective stockholders will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, New Picard will be required to register for resale securities held by the stockholders party thereto. In addition, the holders will have certain demand and “piggyback” registration rights. New Picard will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Registration Rights Agreement, a copy of which is included as Exhibit 10.3 to this Current Report.

Lock-Up Agreement

In connection with the Closing, the Company and certain record and/or beneficial owner of equity securities of Picard (“Holders”) will enter into a lock-up agreement (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, the Holders will agree, subject to customary exceptions, not to transfer (a) any shares of New Picard Common Stock received by them as consideration in the Mergers (the “Lock-Up Shares”) for the period ending on the earliest of (x) the date this is one (1) year following the Closing Date, (y) the date on which the closing price of shares of New Picard Common Stock on Nasdaq equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for twenty (20) of any thirty (30) consecutive trading days commencing at least 150 days after the Closing, and (z) the date on which New Picard completes a liquidation, merger, capital stock exchange, reorganization or similar transaction that results in all of New Picard’s stockholders having the right to exchange their shares of New Picard Common Stock for cash, securities or other property and (b) any warrants of received as consideration in the Mergers (including the Earnout Warrants) for a period of 30 days after Closing.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Lock-Up Agreement, a copy of which is included as Exhibit 10.4 to this Current Report.

Item 7.01 Regulation FD Disclosure.

On April 24, 2023, the Company and Picard issued a joint press release announcing that on April 23, 2023, they executed the Business Combination Agreement. A copy of the press release is furnished hereto as Exhibit 99.1 and is incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that will be used by the Company and Picard in connection with the Mergers.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (“Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

Important Information About the Mergers and Where to Find It

A full description of the terms of the business combination will be provided in a Registration Statement on Form S-4 to be filed with the SEC by the Company that will include a prospectus with respect to the New Picard’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of the Company to vote on the business combination. The Company urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, Picard and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Altitude Acquisition Corp., 400 Perimeter Center Terrace, Suite 151, Atlanta Georgia 30346. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Picard and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this Current Report under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the Company’s annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 23, 2023, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Altitude Acquisition Corp., 400 Perimeter Center Terrace, Suite 151, Atlanta Georgia 30346. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company stockholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity, the Company’s and Picard’s expectations with respect to future performance and anticipated financial impacts of the Mergers, the satisfaction of the closing conditions to the Mergers and the timing of the completion of the Mergers. These statements are based on various assumptions, whether or not identified in this Current Report on or the exhibits hereto, and on the current expectations of the respective management of the Company and Picard and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Picard. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Mergers, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Mergers or that the approval of the stockholders of the Company or Picard is not obtained; failure to realize the anticipated benefits of the proposed Mergers; risks relating to the uncertainty of the projected financial information with respect to Picard; risks related to the performance of Picard’s business; the development, effects and enforcement of laws and regulations; Picard’s ability to manage future growth; Picard’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on Picard’s business; the amount of redemption requests made by the Company’s stockholders; the ability of the Company or Picard to obtain financing in connection with the Mergers or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Company’s annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 23, 2023 under the heading “Risk Factors,” and other documents the Company has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor Picard presently know, or that the Company or Picard currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Picard’s expectations, plans, or forecasts of future events and views as of the date of this Current Report and the exhibits hereto. The Company and Picard anticipate that subsequent events and developments will cause the Company’s and Picard’s assessments to change. However, while the Company and Picard may elect to update these forward-looking statements at some point in the future, the Company and Picard specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s and Picard’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1 +	Business Combination Agreement, dated as of April 23, 2023, by and between Altitude Acquisition Corp, Altitude Merger Sub I, Inc., Altitude Merger Sub II, LLC, Picard Medical, Inc. and Hunniwell Picard I, LLC

10.1	Sponsor Support Agreement, dated as of April 23, 2023, by and between Altitude Acquisition Holdco LLC, Altitude Acquisition Corp. and Picard Medical, Inc.

10.2	Form of Picard Support Agreement, dated as of April 23, 2023.

10.3	Form of Amended and Restated Registration Rights Agreement.

10.4	Form of Lock-Up Agreement.

99.1	Press Release, dated April 24, 2023.

99.2	Investor Presentation.

104	Cover Page Interactive Data File (formatted as inline XBRL)

+

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Altitude Acquisition Corp.

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: Chief Executive Officer

Dated: April 24, 2023

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

ALTITUDE ACQUISITION CORP.,

as Parent,

ALTITUDE MERGER SUB I, INC.,

as Merger Sub,

ALTITUDE MERGER SUB II, LLC,

as Merger Sub II,

PICARD MEDICAL, INC.,

as the Company,

and

HUNNIWELL PICARD I, LLC,

as the Stockholders’ Representative,

Dated as of April 23, 2023

INDEX OF EXHIBITS

Exhibit A	Company Support Agreement
Exhibit B	Sponsor Support Agreement
Exhibit C	Lock-Up Agreement
Exhibit D	Registration Rights Agreement
Exhibit E	FIRPTA Certificate

INDEX OF SCHEDULES

Schedule 1	Specified Company Securityholders
Schedule 9. 1(b)	Consents and Approvals

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of April 23, 2023, by and among Altitude Acquisition Corp., a Delaware corporation (prior to the First Effective Time, “Parent” and at and after the First Effective Time, “PubCo”), Altitude Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), Altitude Merger Sub II, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub II”), Picard Medical, Inc., a Delaware corporation (the “Company”) and Hunniwell Picard I, LLC (the “Stockholders’ Representative”), solely in its capacity as the representative, agent and attorney-in-fact of the Company Securityholders (as defined below).

RECITALS

A. Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, and Merger Sub is a wholly-owned subsidiary of Parent;

B. The Company and its Subsidiaries are in the business of working to save and extend lives through the development and manufacture of their product, the temporary Total Artificial Heart (TAH-t), as a complete replacement of the full functions of a failed or failing heart in patients experiencing end-stage heart failure (the “Business”);

C. The Company Securityholders are listed on the Capitalization Schedule and own 100% of the issued and outstanding Company Securities;

D. Each of Merger Sub and Merger Sub II is a newly formed, wholly owned, direct subsidiary of Parent, and was formed for the purpose of the Mergers (as defined below);

E. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Limited Liability Company Act of Delaware (the “DLLCA”), Parent and the Company will enter into a business combination transaction pursuant to which (i) Merger Sub will merge with and into the Company (the “First Merger”), after which the Company will be the surviving company (the “Surviving Corporation”) and a wholly-owned subsidiary of PubCo, (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving as the surviving entity (the “Surviving Entity”, and such merger, the “Second Merger” and, together with the First Merger, the “Mergers”) and (iii) PubCo shall change its name to “Picard Medical Holdings, Inc.”;

F. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, the Company Securityholders set forth on Schedule 1 (“Specified Company Securityholder”) have entered into and delivered the Support Agreement, substantially in the form attached hereto as Exhibit A (each, a “Company Support Agreement”), pursuant to which, among other things, such Specified Company Securityholder has agreed, on the terms and subject to the conditions set forth therein, to vote in favor of this Agreement and the Mergers;

G. Contemporaneously with the execution of, and as a condition and an inducement to the Company entering into this Agreement, specified stockholders of Parent have entered into and delivered Support Agreements, substantially in the form attached hereto as Exhibit B (each, a “Sponsor Support Agreement”), pursuant to which, among other things, such specified stockholders of Parent have agreed, on the terms and subject to the conditions set forth therein, to not transfer or redeem any shares of Parent Common Stock held by such specified stockholder of Parent and to vote in favor of this Agreement and the First Merger at the Parent Stockholder Meeting;

H. The parties hereto intend that, for U.S. federal income tax purposes, the First Merger and the Second Merger shall be treated as a single integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 and, taken together, are treated as a merger of the Company with and into Parent that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent, Merger Sub and the Company are parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations;

I. The Company Board of Directors has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers, and the Additional Agreements to which the Company is or will be party, in each case, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and the Company Stockholders and (iii) resolved to recommend that the Company Stockholders approve the Mergers and such other transactions and adopt this Agreement and the Additional Agreements to which the Company is or will be a party (the “Company Board Recommendation”);

J. The Parent Board of Directors (including any required committee or subgroup of such board) has, (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of Parent, (iii) determined that the transactions contemplated hereby constitute a “Business Combination” as such term is defined in Parent’s Certificate of Incorporation and bylaws and (iv) recommended to the stockholders of Parent to adopt and approve each of the Parent Proposals (as defined below) (the “Parent Board Recommendation”);

K. The sole member of Merger Sub has (i) determined that it is in the best interests of Merger Sub, and declared it advisable, to enter into this Agreement providing for the First Merger and (ii) approved this Agreement and the transactions contemplated by this Agreement, including the First Merger, and the Additional Agreements to which Merger Sub is or will be party, in each case, on the terms and subject to the conditions set forth herein or therein; and

L. The sole member of Merger Sub II has (i) determined that it is in the best interests of Merger Sub II, and declared it advisable, to enter into this Agreement providing for the Second Merger and (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Second Merger, and the Additional Agreements to which Merger Sub II is or will be party, in each case, on the terms and subject to the conditions set forth herein or therein.

In consideration of the mutual covenants and promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.

“Action” means any legal action, litigation, suit, claim, or similar hearing or proceeding (whether at law or in equity), including any audit, claim or assessment for Taxes or otherwise, by or before any Authority.

“Additional Agreements” means the Registration Rights Agreement, the Company Support Agreements, the Sponsor Support Agreement and the Lock-Up Agreements.

“Additional Parent SEC Documents” has the meaning set forth in Section 5.12(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person. “Affiliate” shall also include, with respect to any individual natural Person, (a) such Person’s spouse, parent, lineal descendant, sibling, aunt, uncle, niece, mother-in-law, father-in-law, sister-in-law or brother-in-law or (b) a trust for the benefit of such Person and/or the individuals described in the foregoing clause (a) or of which such Person is a trustee.

“Affiliate Transaction” has the meaning set forth in Section 4.26.

“Aggregate Exercise Price” means the sum of the aggregate cash exercise prices of all Company Options and Company Warrants outstanding, unexercised and in the money as of immediately prior to the First Effective Time.

“Aggregate Fully Diluted Company Shares” means, without duplication, the aggregate number of Company Securities that are (a) issued and outstanding immediately prior to the First Effective Time after giving effect to the Company Preferred Stock Conversion and (b) issuable upon, or subject to, the settlement of Company Options (whether or not then vested or exercisable), any other Company Securities (whether or not then vested or exercisable) and any equity or equity-linked securities of the Company, including those issued under the Permitted Company Financing (whether or not then vested or exercisable), in each case, that are outstanding immediately prior to the First Effective Time, minus (c) a number of shares of Company Common Stock equal to the Aggregate Exercise Price divided by the Per Share Merger Consideration; provided, that any Company Option with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Shares.

“Aggregate Parent Closing Cash” means an amount equal to (a) the sum of (i) the aggregate cash proceeds available for release to Parent from the Trust Fund in connection with the transactions contemplated hereby (net of the Parent Redemption Amount); plus (ii) the aggregate cash proceeds received by Parent or committed to be invested in respect of the Closing Offering, plus (iii) the aggregate cash proceeds funded or irrevocably committed to be funded in respect of any Permitted Company Financing minus (b) (i) unpaid Transaction Expenses of Parent, up to a maximum amount of $4,500,000, and (ii) unpaid Transaction Expenses of the Company, up to a maximum amount of $2,000,000.

“Agreement” has the meaning set forth in the preamble.

“Alternative Proposal” has the meaning set forth in Section 6.2(a).

“Alternative Transaction” has the meaning set forth in Section 6.2(a).

“Antitrust Fees” means any and all filing fees payable to the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission under the HSR Act or any other applicable Antitrust Laws or the antitrust or competition Law authorities of any other jurisdiction in connection with the transactions contemplated by this Agreement.

“Antitrust Laws” means any applicable legal requirements of any Authority regarding matters of competition or foreign investment.

“Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, or any public, private or industry regulatory authority, whether international, national, foreign, Federal, state, or local.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or controlled by a Person in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Combination Proposal” has the meaning set forth in Section 6.2(b).

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Capitalization Schedule” has the meaning set forth in Section 4.5(d).

“Change in Recommendation” has the meaning set forth in Section 6.5(b).

“Closing” has the meaning set forth in Section 2.6.

“Closing Cash” means, on a consolidated basis and calculated as of 11:59 p.m. Eastern Time on the date immediately preceding the Closing Date, the aggregate consolidated amount of cash and cash equivalents, including marketable securities, short-term investments and demand deposits, on hand or in accounts of the Company and any of its Subsidiaries (net of outstanding checks) (not including (a) prepaid deposits or other similar restricted cash and (b) cash subject to any forbearance agreements).

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Indebtedness” means, on a consolidated basis and calculated as of 11:59 p.m. Eastern Time on the date immediately preceding the Closing Date, Indebtedness of the Company and its Subsidiaries.

“Closing Investors” means those certain investors participating in the Closing Offering.

“Closing Offering” has the meaning set forth in Section 8.8.

“Closing Share Consideration” means a number of PubCo Common Shares equal to Enterprise Value divided by $10.00.

“Closing Warrants” means 6,500,000 warrants, each exercisable for the purchase of one (1) PubCo Common Share at an exercise price of $11.50 per PubCo Common Share.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Board of Directors” means the board of directors of the Company.

“Company Board Recommendation” has the meaning set forth in the recitals to this Agreement.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as filed on September 24, 2021 with the Secretary of State of the State of Delaware pursuant to the DGCL.

“Company Certificates of Merger” has the meaning set forth in Section 2.2.

“Company Common Stock” means common stock of the Company, par value $0.0001 per share.

“Company Convertible Note” means any note convertible into shares of Company Common Stock issued by the Company prior to the Closing (which, for the avoidance of doubt, shall not include any notes issued by a Subsidiary of the Company to the Company).

“Company Disclosure Letter” has the meaning specified in the introduction to ARTICLE IV.

“Company Employees” has the meaning set forth in the definition of Plan.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 4.1 (Corporate Existence and Power), 4.2 (Authorization), 4.5 (Capitalization), 4.15 (Intellectual Property) and 4.22 (Finders’ Fees).

“Company IT Systems” means any and all IT Systems that are owned by, used by, licensed or leased to, outsourced by, or used (or held for use) by or for the Company or any of its Subsidiaries.

“Company Option” means each option to purchase Company Common Stock granted, and that remains outstanding, under the Equity Incentive Plan.

“Company Preferred Stock” has the meaning set forth in Section 4.5(a).

“Company Preferred Stock Conversion” has the meaning set forth in Section 3.1(a)(i).

“Company Product” has the meaning set forth in Section 4.27.

“Company Registration” means authorizations, approvals, clearances, consents, licenses, permits, certificates, exemptions, listings, or registrations issued or otherwise made available or required by any regulatory authority (including 510(k) or pre-market notification clearances, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research investigation, development, production, manufacture, labeling, distribution, marketing, storage, shipping, transportation, export, import, use or sale of the products of the Company.

“Company Securities” means the Company Common Stock, the Company Preferred Stock, the Company Options, and any Company Warrants, Company Convertible Notes or other securities issued by the Company prior to the Closing.

“Company Securityholder” means each Person who holds Company Securities immediately prior to the First Effective Time, each of which is listed on the Capitalization Schedule.

“Company Software” means any and all Software owned (or purported to be owned), in whole or in part, by the Company or its Subsidiaries.

“Company Stockholder Approval” means the affirmative votes or written consents of (i) Persons holding more than fifty percent (50%) (on an as-converted basis) of the voting power of the Company Stockholders and (ii) Persons holding more than fifty percent (50%) of the outstanding shares of Company Preferred Stock, in each case, who deliver written consents or are present in person or by proxy at such meeting and voting thereon are required to, and shall be sufficient to, approve this Agreement and the transactions contemplated hereby.

“Company Stockholder Written Consent” has the meaning set forth in Section 7.2(a).

“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 7.2(a).

“Company Stockholders” means, at any given time, the holders of Company Capital Stock.

“Company Subsidiary Securities” has the meaning set forth in Section 4.6(b).

“Company Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Company Warrant” means a warrant exercisable for the purchase of one share of Company Common Stock.

“Consideration Spreadsheet” has the meaning set forth in Section 3.5(a).

“Contracts” means any legally binding contracts, agreements, subcontracts and leases and all amendments, modifications and supplements thereto.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 50% or more of the profits, losses, or distributions of the Controlled Person.

“Copyleft Terms” means any and all license terms (including those of the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, Affero General Public License, and Eclipse Software License) that, as a condition of or in connection with the use, modification, reproduction, or distribution of any Intellectual Property licensed under such terms, requires that any other Intellectual Property that is used by or with, incorporates, relies on, or is linked to or with, is derived from, or is distributed with such licensed Intellectual Property be (a) disclosed, made available, distributed, or offered to any Person, whether in the form of object code, source code, software-as-a-service, or otherwise; (b) licensed to any Person, including for purposes of creating modifications or derivative works; or (c) subject to any other restrictions on, or other abridgement of, future licensing terms or the exercise or enforcement of any rights in such other Intellectual Property through any means.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order or Action, directive, guideline or recommendation by any Authority (including the Centers for Disease Control and Prevention and the World Health Organization) in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act, the Payroll Tax Executive Order and IRS Notices 2020-22, 2020-65 and 2021-11, or any changes thereto.

“Data Protection Requirements” has the meaning set forth in Section 4.15(i).

“DGCL” has the meaning set forth in Section 2.1.

“Dissenting Shares” has the meaning set forth in Section 2.10.

“DLLCA” has the meaning set forth in the recitals to this Agreement.

“DTC” has the meaning set forth in Section 3.2.

“Earnout Escrow Agent” has the meaning set forth in Section 3.2(b).

“Earnout Escrow Agreement” has the meaning set forth in Section 3.2(b).

“Earnout Escrow Account” has the meaning set forth in Section 3.2(b).

“Earnout Period” has the meaning set forth in Section 3.2(a).

“Earnout Securityholder” means the Company Securityholders as of the date of this Agreement.

“Earnout Trigger” has the meaning set forth in Section 3.2(a).

“Earnout Warrants” means 6,500,000 warrants, each exercisable for the purchase of one (1) PubCo Common Share at an exercise price of $11.50 per PubCo Common Share.

“Enforceability Exception” has the meaning set forth in Section 4.2.

“Enterprise Value” means (a) $480,000,000 plus (b) Closing Cash minus (c) Closing Indebtedness.

“Environmental Laws” shall mean all Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“Equity Incentive Plan” means the Company’s 2021 Equity Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Ex-Im Laws” mean all applicable legal requirements relating to export, re-export, transfer, and import controls.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expense Fund” has the meaning set forth in Section 11.16.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“FDA Laws” means all Laws applicable to the operation of the Company’s business related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, including (i) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. §§ 321 et seq.); (ii) the Public Health Service Act of 1944; (iii) the rules and regulations promulgated and enforced by the FDA thereunder, including, as applicable, those requirements relating to the FDA’s Quality System Regulation at 21 C.F.R. Part 820, Good Laboratory Practices (GLPs), Good Clinical Practices (GCPs), investigational use, premarket notification and premarket approval and applications to market new medical devices; (iv) Laws governing the development, conduct, monitoring, subject informed consent, auditing, analysis and reporting of clinical trials and non-clinical studies (including the GCP and GLP regulations contained in 21 C.F.R. Parts 11, 50, 54, 56, 58 and 812); (v) Laws governing data-gathering activities related to the detection, assessment, and understanding of adverse events (including adverse event and malfunction reporting regulations of FDA and the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH)); and (vi) all comparable state, federal or foreign Laws related to any of the foregoing.

“First Certificate of Merger” has the meaning set forth in Section 2.2.

“First Effective Time” has the meaning set forth in Section 2.2.

“First Merger” has the meaning set forth in the recitals to this Agreement.

“Foreign Corrupt Practices Act” has the meaning set forth in Section 4.14(a).

“Form S-4” has the meaning set forth in Section 6.5(a).

“Financial Statements” has the meaning set forth in Section 4.7(a).

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which governs its internal affairs, in each case as amended, restated, modified or supplemented from time to time. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Hazardous Material” means (i) any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” under applicable Environmental Laws, (ii) petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, radioactive material or radon, medical wastes, biological products or pesticides, or (iii) any other substances that are regulated under Environmental Law and as to which liability may be imposed pursuant to Environmental Law.

“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

“Healthcare Laws” means all Laws relating to healthcare regulatory matters applicable to the business of the Company including (i) all federal or state criminal or civil fraud and abuse Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7(a)), the Sunshine Act (42 U.S.C. §1320a-7(h)), the Exclusion Law (42 U.S.C. §1320a-7), the Criminal False Statements Law (42 U.S.C. §1320a-7b(a), Stark Law (42 U.S.C. §1395nn), the False Claims Act (31 U.S.C. §§3729 et seq. 42 U.S.C. §1320a-7b(a)), HIPAA, (42 U.S.C. §§1320d et seq.), and any comparable state or local Laws); and (ii) state licensing, disclosure and reporting requirements; (iii) all FDA Laws; and (iv) any comparable foreign Laws for any of the foregoing (i) through (iii) (inclusive).

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, P.L. 104-191, the Health Information Technology for Economic and Clinical Health Act, Public Law 111-005, and regulations promulgated thereunder by the U.S. Department of Health and Human Services to implement certain privacy and security provisions of HIPAA, codified at 45 C.F.R. Parts 160 and 164.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements), including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person, (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (i) any unfunded or underfunded liabilities pursuant to any pension or nonqualified deferred compensation plan or arrangement and (j) any agreement to incur any of the same.

“Independent Director” shall mean, with respect to any corporation, a member of the board of directors of such corporation that qualified as an independent director under the Securities Act and Nasdaq rules.

“Intellectual Property” means any and all intellectual and industrial property and all worldwide rights, title and interests therein and thereto (whether registered or not) including those arising out of or associated with any of the following (a) patents, published, or unpublished patent applications (and any patents that issue as a result of those patent applications), provisional patent applications and similar filings, inventions (whether or not patentable and whether or not reduced to practice), invention disclosures, and industrial designs, together with all continuations, continuations-in-part, divisionals, reissues, reexaminations, renewals, revisions, substitutions, and extensions thereof, (b) copyrights, design rights and rights in works of authorship and copyrightable subject matter, together with any moral and economic rights of authors and inventors and rights of attribution and similar rights related thereto, including all rights of authorship, use, publication, reproduction, distribution, and performance, transformation and ownership, together with all other interests accruing by reason of international copyright conventions, (c) trade secrets and confidential information, and other proprietary information, including know-how, inventions, technology, improvements, protocols, processes, procedures, methods, research and development information, industry analyses, architecture, layouts, drawings, specifications, formulae, techniques, discoveries, designs, plans, concepts, creations, models, customer and supplier lists, business and marketing plans and proposals, pricing and cost information and algorithms (collectively, “Trade Secrets”), (d) trademarks, trade names, logos, service marks, brand names, trade dress, business names (including any fictitious or “dba” names), slogans, symbols, and other similar designations of source or indicia of origin together with all goodwill of the business symbolized by or associated with any of the foregoing (collectively, the “Marks”), and Internet domain names, (e) Software, (f) technical data, and databases, compilations and collections of technical data, (g) social media accounts and (h) any registrations or applications for registration for any of the foregoing anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in Section 2.4.

“Investors’ Rights Agreement” means that certain Investors’ Rights Agreement, dated September 27, 2021, by and among the Company and each of the investors listed on Schedule A thereto.

“IPO” means the initial public offering of Parent pursuant to the Prospectus.

“IT Systems” means any and all Software and technology, including information technology and computer systems, servers, sites, circuits, networks, workstations, routers, hubs, switches, data communications lines, interfaces, platforms, databases, websites (including the content thereon), applications, automated networks and control systems, SCADA, firmware, middleware computer hardware and equipment used to process, store, generate, analyze, maintain and operate data or information and all other computer, telecommunications, and information and operational technology systems, assets and equipment (including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements).

“Knowledge of Parent” or “to Parent’s Knowledge” or similar terms (whether or not capitalized) means the actual knowledge (after reasonable inquiry) of Gary Teplis and Farris Griggs.

“Knowledge of the Company” or “to the Company’s Knowledge” or similar terms (whether or not capitalized) means the actual knowledge (after reasonable inquiry) of Christopher Hsieh, Richard Fang and Daniel Teo.

“Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.

“Leased Real Property” has the meaning specified in Section 4.19(b).

“Leases” has the meaning specified in Section 4.19(b).

“Lenders” has the meaning set forth in Section 7.5.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Lock-Up Agreement” means the lockup agreements, in each case substantially in the form attached hereto as Exhibit C.

“M&A Contract” has the meaning specified in Section 4.12(a)(iv).

“Material Adverse Effect” means any effect, occurrence, development, fact, condition or change (“Effect”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) prevents the Company from consummating the Mergers; provided, however, that in the case of (a), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (i) any change in applicable Laws or U.S. GAAP or any official interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, payors, suppliers, landlords, licensors, distributors, partners, providers and employees, (iv) any Effect generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as whole, (v) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of Parent or at the request of Parent, Merger Sub or Merger Sub II, (vi) any earthquake, hurricane, epidemic, pandemic, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or any of its Subsidiaries operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (viii) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (viii) shall not prevent a determination that any Effect not otherwise excluded from this definition of Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in, or would reasonably be expected to result in, a Material Adverse Effect, (ix) any changes in SEC guidance related to the accounting of warrants or (x) COVID-19 or any COVID-19 Measures, or the Company’s or any of its Subsidiaries’ compliance therewith; provided that, in the case of clauses (i), (ii), (iii), (iv), (vi), (vii) and (x), such Effect may be taken into account to the extent (but only to the extent) that such Effect has had, or would reasonably be expected to have, a disproportionate and adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants.

“Material Contracts” has the meaning set forth in Section 4.12(b).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 5.7(b).

“Merger Sub II” has the meaning set forth in the Preamble.

“Mergers” has the meaning set forth in the recitals to this Agreement.

“Money Laundering Laws” has the meaning set forth in Section 4.24.

“Nasdaq” means The Nasdaq Capital Market.

“Offer Documents” has the meaning set forth in Section 6.5(a).

“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Other Filings” means any filings to be made by Parent required under the Exchange Act, Securities Act or any other United States federal, foreign or blue sky laws, other than the SEC Statement and the other Offer Documents.

“Outside Date” has the meaning set forth in Section 10.1(a).

“Owned Intellectual Property” means all Intellectual Property that is owned (or purported to be owned), in whole or in part, by the Company or its Subsidiaries, as applicable, and includes all Registered Intellectual Property and Company Software.

“Outstanding Liens” has the meaning set forth in Section 7.5.

“Parent” has the meaning set forth in the Preamble.

“Parent Board Recommendation” has the meaning set forth in the recitals to this Agreement.

“Parent Board of Directors” means the board of directors of Parent.

“Parent Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as filed on February 16, 2021 with the Secretary of State of the State of Delaware pursuant to the DGCL.

“Parent Class A Shares” means the Class A common stock, $0.0001 par value, of Parent.

“Parent Class B Shares” means the Class B common stock, $0.0001 par value, of Parent.

“Parent Common Stock” means the issued and outstanding Parent Class A Shares and Parent Class B Shares.

“Parent Disclosure Letter” has the meaning set forth in ARTICLE V.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Sections 5.1 (Corporate Existence and Power), 5.2 (Corporate Authorization), 5.5 (Finders’ Fees) and 5.7 (Capitalization).

“Parent Parties” has the meaning set forth in ARTICLE V.

“Parent Proposals” has the meaning set forth in Section 6.5(e).

“Parent Redemption Amount” has the meaning set forth in Section 6.6.

“Parent SEC Documents” has the meaning set forth in Section 5.12(a).

“Parent Stockholder Approval” has the meaning set forth in Section 5.2.

“Parent Stockholder Meeting” has the meaning set forth in Section 6.5(a).

“Parent Termination Fee” means $2,800,000.

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Financial Statements” has the meaning set forth in Section 7.3.

“Permit” has the meaning set forth in Section 4.13.

“Per Share Earnout Consideration” means a number of warrants (rounded down to the nearest whole number) equal to the Earnout Warrants divided by the aggregate number of shares of Company Capital Stock held by the Earnout Securityholders immediately prior to the First Effective Time (immediately after the Company Preferred Stock Conversion).

“Per Share Merger Consideration” means (i) a number of shares (rounded down to the nearest whole number) of PubCo Common Stock equal to the Closing Share Consideration divided by the Aggregate Fully Diluted Company Shares and (ii) a number of warrants (rounded down to the nearest whole number) equal to the Closing Warrants divided by the Aggregate Fully Diluted Company Shares.

“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Parent; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (i) that are not delinquent, (ii) that are not material to the business, operations and financial condition of the Company so encumbered, either individually or in the aggregate, and (iii) not resulting from a breach, default or violation by the Company of any Contract or Law; (c) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Financial Statements in accordance with U.S. GAAP; and (d) the Liens set forth on Section 1.1(a) of the Company Disclosure Letter.

“Permitted Company Financing” has the meaning set forth in Section 8.7.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means any data or information, on any media that, alone or in combination with other data or information, can, directly or indirectly, be associated with or be reasonably used to identify an individual natural Person (including any part of such Person’s name, physical address, telephone number, email address, financial account number or credit card number, government issued identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, medical, health or insurance information, date of birth, educational or employment information, vehicle identification number, IP address, cookie identifier, or any other number or identifier that identifies an individual natural Person, or such Person’s vehicle, browser or device), or any other data or information that constitutes personal data, protected health information, personally identifiable information, personal information or similar defined term under any Privacy Law or Healthcare Laws (including protected health information, as defined in 45 C.F.R. §160.103 and personal data, as defined in the EU General Data Protection Regulation).

“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, or arrangements, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case, that is (a) sponsored, maintained, contributed or required to be contributed to by the Company or any Subsidiary, for the benefit of any current or former employee, officer, director or individual consultant of the Company or its Subsidiaries (the “Company Employees”), or (b) pursuant to which the Company or any of its Subsidiaries could have any liability (contingent or otherwise).

“PPM Delivery Deadline” has the meaning set forth in Section 7.4.

“Privacy Laws” means all applicable Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, and all applicable Laws relating to breach notification in connection with Personal Information, including Laws relating to patient or individual healthcare information, such as HIPAA.

“Privacy Policies” has the meaning set forth in Section 4.15(i).

“Private Placement” means the private placement of securities of the Company to occur between the signing and Closing of this Agreement, subject to the terms and limitations in Section 8.7 of the Company Disclosure Letter.

“Pro Rata Earnout Portion” means, with respect to each Earnout Securityholder (other than the holders of Dissenting Shares), a fraction, the numerator of which is the sum of the aggregate number of shares of Company Capital Stock held by such Earnout Securityholder immediately prior to the First Effective Time (but immediately after the Company Preferred Stock Conversion), and the denominator of which is the aggregate number of shares of Company Capital Stock held by all Earnout Securityholders.

“Pro Rata Portion” means, with respect to each Company Securityholder (other than the holders of Dissenting Shares), a fraction, the numerator of which is the sum of the aggregate number of shares of Company Capital Stock held by such Company Securityholder immediately prior to the First Effective Time (but immediately after the Company Preferred Stock Conversion and Company Convertible Note Conversion), and the denominator of which is the aggregate number of shares of Company Capital Stock held by all Company Securityholders.

“Prospectus” has the meaning set forth in Section 11.15.

“Proxy Statement” has the meaning set forth in Section 6.5(a).

“PubCo” has the meaning set forth in the preamble to this Agreement.

“PubCo Board of Directors” means the board of directors of PubCo.

“PubCo Bylaws” has the meaning set forth in Section 8.6(b).

“PubCo Certificate of Incorporation” has the meaning set forth in Section 6.5(e).

“PubCo Common Stock” or “PubCo Common Shares” means the common stock of PubCo, par value $0.001 per share.

“PubCo Equity Incentive Plan” has the meaning set forth in Section 8.6(a).

“PubCo Option” has the meaning set forth in Section 3.1(b)(i).

“PubCo Warrant” means a warrant exercisable for the purchase of one share of PubCo Common Stock.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Registered Intellectual Property” has the meaning set forth in Section 4.15(a).

“Registration Rights Agreement” means the registration rights agreement, in substantially the form attached hereto as Exhibit D.

“Released Claims” has the meaning set forth in Section 11.15.

“Release Confirmation” has the meaning set forth in Section 7.5.

“Release Notice” has the meaning set forth in Section 3.2(c).

“Representative Losses” has the meaning set forth in Section 11.16.

“Representatives” has the meaning set forth in Section 6.2(a).

“S-4 Effective Date” has the meaning set forth in Section 6.5(c).

“Sanctions” has the meaning set forth in Section 4.14(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“SEC Statement” means the Form S-4, including the Proxy Statement, whether in preliminary or definitive form, and any amendments or supplements thereto.

“Second Certificate of Merger” has the meaning set forth in Section 2.2.

“Second Effective Time” has the meaning set forth in Section 2.2.

“Second Merger” has the meaning set forth in the recitals to this Agreement.

“Securities Act” means the Securities Act of 1933.

“Securities Law” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all (i) computer software and programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, as well as all databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (ii) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, and templates, (iii) deep learning, machine learning, and other artificial intelligence technologies (collectively, “AI/ML”), and (iv) documentation, including user manuals and other training documentations, related to any of the foregoing.

“Specified Company Securityholder” has the meaning set forth in the recitals to this Agreement.

“Sponsor” means Altitude Acquisition Holdco LLC, a Delaware limited liability company.

“Sponsor Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Stockholders’ Representative” has the meaning set forth in the Preamble.

“Subsidiary” means each entity of which at least fifty percent (50%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by the Company.

“Substitute Awards” has the meaning set forth in Section 3.1(b)(ii).

“Superior Proposal” means any Business Combination Proposal which the Parent Board of Directors determines in good faith to be (a) more favorable to the stockholders of Parent from a financial point of view than the Mergers, taking into account all relevant factors (including all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (b) reasonably capable of being completed as proposed, taking into account all financial, legal, regulatory and other aspects of such proposal.

“Surviving Corporation” has the meaning set forth in the recitals to this Agreement.

“Surviving Entity” has the meaning set forth in the recitals to this Agreement.

“Tax(es)” means any U.S. federal, state or local or non-U.S. tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (whether disputed or not, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return) including any income (net or gross), gross receipts, net worth, severance, stamp, occupation, premium, environmental, customs duties, capital stock, value added, inventory, profits, windfall profit, sales, use, registration, goods and services, ad valorem, franchise, license, withholding, employment, social security (or similar), workers compensation, unemployment compensation, employment, disability, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative or add-on minimum, estimated, escheat and other Taxes, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person (other than any customary commercial Contract entered into in the ordinary course of business not primarily related to Taxes).

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Trading Day” means (a) for so long as the Parent Class A Shares are listed or admitted for trading on the NYSE American or any other national securities exchange, days on which such securities exchange is open for business; (b) when and if the Parent Class A Shares are quoted on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system; or (c) if the Parent Class A Shares are not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq or similar system, days on which the Parent Class A Shares are traded regular way in the over-the- counter market and for which a closing bid and a closing asked price for the Parent Class A Shares are available.

“Transaction Expenses” has the meaning set forth in Section 11.5.

“Transfer Taxes” has the meaning set forth in Section 8.5(b).

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” has the meaning set forth in Section 5.9.

“Trust Agreement” has the meaning set forth in Section 5.9.

“Trust Fund” has the meaning set forth in Section 5.9.

“Trustee” has the meaning set forth in Section 5.9.

“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Unaudited Interim Financial Statements” has the meaning set forth in Section 7.3.

“VWAP” means for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by a nationally recognized independent investment banking firm mutually agreed between Parent and the Company.

1.2 Construction.

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement. Captions are not a part of this Agreement, but are included for convenience, only.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine or neuter gender, includes the others, unless the context otherwise requires; the word “including” means “including without limitation”; the word “or” means “and/or”; the word “any” means “any one, more than one, or all”; and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.

(d) Any reference in this Agreement to “PubCo” shall also mean Parent to the extent the matter relates to the pre-Closing period and any reference to “Parent” shall also mean “PubCo” to the extent the matter relates to the post-Closing period (including, for the purposes of this Section 1.2(d), the First Effective Time).

(e) Any reference in this Agreement to “Surviving Corporation” shall also mean the Company to the extent the matter relates to the pre-Closing period and any reference to the “Company” shall also mean “Surviving Corporation” to the extent the matter relates to the post-Closing period (including, for purposes of this Section 1.2(e), the First Effective Time).

(f) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law means such law as amended, restated, supplemented or otherwise modified from time to time and includes any rule, regulation, ordinance or the like promulgated thereunder, in each case, as amended, restated, supplemented or otherwise modified from time to time.

(g) Any reference to a numbered schedule means the same-numbered section of the disclosure letter. Any reference in a schedule contained in the disclosure letter delivered by a party hereunder shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section or subsection of this Agreement that corresponds to such schedule and any other representations and warranties of such party that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face and for which such disclosure would be appropriate and such appropriateness is reasonably apparent on the face of such disclosure. The mere inclusion of an item in a schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

(h) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

ARTICLE II

MERGERS

2.1 Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the First Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the First Merger (after the First Effective Time, the Company may be referred to as the “Surviving Corporation”), and (c) the Surviving Corporation shall become a wholly-owned subsidiary of Parent. The Company Securityholders shall be entitled to the consideration described in, and in accordance with the provisions of, ARTICLE III. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, following the First Merger and at the Second Effective Time, the Surviving Corporation shall be merged with and into Merger Sub II. As a result of the Second Merger, the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall continue as the Surviving Entity of the Second Merger.

2.2 Merger Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall file a certificate of merger in the form attached hereto as Annex I with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL (the “First Certificate of Merger”). The First Merger shall become effective upon the filing of the First Certificate of Merger or at such later time as is agreed to by the Parties and specified in the First Certificate of Merger (the time at which the First Merger becomes effective is herein referred to as the “First Effective Time”). As soon as practicable following the First Effective Time and in any case on the same day as the First Effective Time, the Surviving Corporation and Merger Sub II shall cause the Second Merger to be consummated by filing a certificate of merger in the form attached hereto as Annex II (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Company Certificates of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the DLLCA and mutually agreed by the parties (the date and time of the filing of such Second Certificate of Merger (or such later time as may be agreed by each of the Parties hereto and specified in such Second Certificate of Merger) being the “Second Effective Time”).

2.3 Effect of the Mergers. At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Company and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Company and the Merger Sub set forth in this Agreement to be performed after the Closing. Merger Sub will be merged with and into the Company, and the separate corporate existence of Merger Sub will cease, and the Surviving Corporation will become a direct wholly-owned subsidiary of PubCo, all as provided under the DGCL and the provisions of this Agreement. At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation and Merger Sub II shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of the Company and the Merger Sub set forth in this Agreement to be performed after the Closing. The Surviving Corporation will be merged with and into Merger Sub II, and the separate corporate existence of the Surviving Corporation will cease, and the Surviving Entity will become a direct wholly-owned subsidiary of PubCo, all as provided under the DGCL and the DLLCA and the provisions of this Agreement.

2.4 U.S. Tax Treatment. For U.S. federal income tax purposes, the parties hereto intend that the First Merger and the Second Merger shall be treated as a single integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 and, taken together, are treated as a merger of the Company with and into Parent that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent, Merger Sub and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to be, and is hereby adopted, as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations (the “Intended Tax Treatment”). None of the parties, as of the date hereof, knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has knowingly taken or will knowingly take any action, if such fact, circumstance or action would be reasonably expected to cause the Mergers to fail to qualify for the Intended Tax Treatment. The parties hereby agree to file all applicable Tax Returns on a basis consistent with the Intended Tax Treatment unless otherwise required by a Taxing Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law) or a change in applicable Law after the date hereof. Each of the parties agrees to use commercially reasonable efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Taxing Authority. Each of the parties acknowledges and agrees that each such party (A) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement and (B) is responsible for paying its own Taxes, including as a result of any adverse Tax consequences if the Mergers is determined not to qualify as for its Intended Tax Treatment.

2.5 Organizational Documents of the Surviving Corporation and the Surviving Entity. At the First Effective Time, by virtue of the First Merger, the Company Certificate of Incorporation and bylaws, in each case as in effect immediately prior to the First Effective Time, shall cease to have effect and shall be amended to read the same as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the First Effective Time, except that the name of the Surviving Corporation shall be “Picard Medical, Inc.” At the Second Effective Time, by virtue of the Second Merger, the Surviving Corporation’s certificate of incorporation and bylaws, in each case as in effect immediately prior to the Second Effective Time, shall cease to have effect and the certificate of formation and operating agreement of the Merger Sub II shall continue to be the certificate of formation and operating agreement of the Surviving Entity prior to the Closing Date, until thereafter amended in accordance with their respective terms and as provided by the DLLCA, except that the name of the Surviving Entity shall be “Picard Medical, LLC.”

2.6 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with ARTICLE X, the closing of the Mergers (the “Closing”) shall take place virtually at 10:00 a.m. local time, on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in ARTICLE IX or at such other time, date and location as Parent and Company agree in writing. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

2.7 Board of Directors of PubCo; Officers. Immediately after the Closing, the PubCo Board of Directors will consist of seven (7) directors, two (2) of which will be initially designated by Sponsor, with each of such designees qualifying as an Independent Director, and five (5) of which will be designated by the Company, with at least two (2) of such designees qualifying as Independent Directors. At least a majority of the PubCo Board of Directors shall qualify as Independent Directors. The officers of the Company shall become the officers of PubCo immediately after the Closing. The officers and directors of PubCo after the Closing shall also serve as the officers and managers of the Surviving Entity.

2.8 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company, Merger Sub and Merger Sub II, the officers and managers of the Surviving Entity are fully authorized in the name and on behalf of the Company, Merger Sub and Merger Sub II, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

2.9 No Further Ownership Rights in Company Securities. At the First Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Capital Stock or other securities of the Company on the records of the Company. From and after the First Effective Time, the holders of shares of Company Capital Stock outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such shares of Company Capital Stock, except as otherwise provided for herein or by Law.

2.10 Appraisal Rights. Notwithstanding anything to the contrary contained herein, any shares of Company Capital Stock that are issued and outstanding immediately prior to the First Effective Time and in respect of which appraisal rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL in connection with the First Merger and that are owned by a holder who complies in all respects with Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive the applicable portion of the Closing Share Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL. At the First Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the First Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then (i) the right of such holder to be paid the fair value of such shares shall cease, (ii) any such shares shall immediately be deemed to have converted as of the First Effective Time into the right to receive the applicable portion of the Closing Share Consideration (upon the terms and conditions of this Agreement) in respect of such shares as if such shares never had been Dissenting Shares, and (iii) PubCo shall issue and deliver (or cause to be issued and delivered) to the holder thereof, the applicable portion of the Closing Share Consideration as if such shares never had been Dissenting Shares. The Company shall give Parent prompt written notice (and in any event within two (2) Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and, following the First Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, neither the Company nor Parent shall, except with the prior written consent of the other party (in its sole discretion), (x) make any payment or offer to make any payment with respect to, or settle or compromise or offer to settle or compromise, any claim or demand in respect of any Dissenting Shares, (y) waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL or (z) agree or commit to do any of the foregoing.

ARTICLE III

CONSIDERATION

3.1 Conversion of Securities.

(a) Effect on Company Capital Stock.

(i) Conversion of Company Preferred Stock. Immediately prior to the First Effective Time, each issued and outstanding share of Company Preferred Stock shall automatically convert into one (1) share of Company Common Stock (collectively, the “Company Preferred Stock Conversion”). All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities.

(ii) Conversion of Company Common Stock. Subject to Section 2.10, at the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub, the Company, the Company Securityholders or any other Person, (A) each share of Company Common Stock held by an Earnout Securityholder issued and outstanding immediately prior to the First Effective Time (other than the Dissenting Shares) shall be automatically canceled and converted into the right to receive the Per Share Merger Consideration plus the Per Share Earnout Consideration as set forth in the Consideration Spreadsheet in accordance with Section 3.2, in each case, without interest and (B) each share of Company Common Stock held by a Company Securityholder that is not an Earnout Securityholder issued and outstanding immediately prior to the First Effective Time (other than the Dissenting Shares) shall be automatically canceled and converted into the right to receive the Per Share Merger Consideration as set forth in the Consideration Spreadsheet in accordance with Section 3.2, without interest.

(iii) Conversion of Company Convertible Debt. Immediately prior to the First Effective Time, each Company Convertible Note, if any, shall automatically convert into a number of shares of Company Common Stock in accordance with the terms of such Company Convertible Note (collectively, the “Company Convertible Note Conversion”). All of the Company Convertible Notes converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Convertible Notes shall thereafter cease to have any rights with respect to such Company Convertible Notes.

(b) Treatment of Company Convertible Securities.

(i) Effective as of the First Effective Time, each Company Option that is outstanding and unexercised immediately prior to the First Effective Time, whether or not then vested or exercisable, shall be assumed by PubCo and shall be converted into a stock option (a “PubCo Option”) to acquire shares of PubCo Common Stock in accordance with this Section 3.1. Each such PubCo Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the First Effective Time (but taking into account any changes thereto provided for in the applicable Equity Incentive Plan, in any award agreement or in such Company Option by reason of the transactions contemplated by this Agreement). As of the First Effective Time, each such PubCo Option as so assumed and converted shall be for that number of shares of PubCo Common Stock that each such Company Option would receive if such Company Option was treated as a share of Company Common Stock in accordance with Section 3.1(a)(ii) (with the exercise price of such PubCo Option adjusted as necessary to preserve the original economics of such Company Option). The Company shall terminate the Equity Incentive Plan as of the First Effective Time. As of the First Effective Time, all Company Options shall no longer be outstanding and each holder of PubCo Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 3.1.

(ii) Effective as of the First Effective Time, each Company Warrant, if any, that is outstanding and unexercised immediately prior to the First Effective Time, whether or not then vested or exercisable, shall be assumed by PubCo and shall be converted into a PubCo Warrant to acquire shares of PubCo Common Stock in accordance with this Section 3.1. Each such PubCo Warrant as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Warrant immediately prior to the First Effective Time (but taking into account any changes thereto by reason of the transactions contemplated by this Agreement). As of the First Effective Time, each such PubCo Warrant as so assumed and converted shall be for that number of shares of PubCo Common Stock that each such Company Warrant would receive if such Company Warrant was treated as a share of Company Common Stock in accordance with Section 3.1(a)(ii) (with the exercise price of such PubCo Warrant adjusted as necessary to preserve the original economics of such Company Warrant). As of the First Effective Time, all Company Warrants shall no longer be outstanding and each holder of PubCo Warrants shall cease to have any rights with respect to such Company Warrants, except as set forth in this Section 3.1.

(iii) Notwithstanding the foregoing, the conversions described in this Section 3.1 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D). Following the First Effective Time, each PubCo Option shall be subject to the PubCo Equity Incentive Plan (and considered “Substitute Awards” for purposes thereof) and to the same terms and conditions, including, without limitation, any vesting conditions, as had applied to the corresponding Company Option as of immediately prior to the First Effective Time, except for such terms rendered inoperative by reason of the transactions contemplated by this Agreement, subject to such adjustments as reasonably determined by the PubCo Board of Directors to be necessary or appropriate to give effect to the conversion or the transactions contemplated by this Agreement.

(c) Conversion of Shares of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the First Effective Time will, by virtue of the First Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one share of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Merger Sub are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the First Effective Time). Each certificate (if any) evidencing ownership of shares of Merger Sub will, as of the First Effective Time, be deemed to evidence ownership of such shares of the Surviving Corporation.

(d) Treatment of Shares of Company Common Stock Owned by the Company. At the First Effective Time, all shares of Company Common Stock that are owned by the Company as treasury shares immediately prior to the First Effective Time shall be canceled and extinguished without any conversion thereof.

(e) Surrender of Certificates. All PubCo Common Stock issued upon the surrender and cancellation of the Company Common Stock, in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities.

(f) Lost or Destroyed Certificates. In the event any certificates representing shares of Company Common Stock shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof (without the requirement to post a bond), such securities, as may be required pursuant to this Section 3.1.

(g) Surviving Entity Equity Securities. On the terms and subject to the conditions set forth herein, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any holder thereof, the limited liability company interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the limited liability company interests of the Surviving Entity, all of which shall be owned by PubCo, which shall continue as the sole member of Surviving Entity. From and after the Second Effective Time, the limited liability company interests of Merger Sub II as of immediately prior to the Second Effective Time shall be deemed for all purposes to represent the number of limited liability company interests of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.

(h) Finders. At the Closing, Parent shall issue 100,000 shares of PubCo Common Stock and 30,000 PubCo Warrants to the individuals set forth on Schedule 3.1(h).

3.2 Earnout.

(a) At the Closing, Parent shall issue electronically through The Depository Trust Company (“DTC”), using DTC’s Deposit/Withdrawal At Custodian System, to the Earnout Securityholders and such Earnout Securityholders will deliver to the Earnout Escrow Agent (as defined below), the Earnout Warrants (as such Earnout Warrants may be adjusted for any stock split, reverse stock split, recapitalization, reclassification, reorganization, exchange, subdivision or combination) which Earnout Warrants shall be released to the Earnout Securityholders based on their Pro Rata Earnout Portion of the Per Share Earnout Consideration as set forth in the Consideration Spreadsheet, if, at any time during the five (5) year period following the Closing (the “Earnout Period”), the VWAP of PubCo Common Stock for any 20 Trading Days within any 30 Trading Day period is greater than $12.50 (the “Earnout Trigger”). The parties agree that the Earnout Securityholders shall be treated, on a pro rata basis, as the owners of the Earnout Warrants for so long as they are in the Earnout Escrow Account for income Tax purposes, and shall file all Tax Returns consistent with such treatment.

(b) Upon receipt of the Earnout Warrants, an escrow agent mutually agreed to by Parent and the Company (the “Earnout Escrow Agent”) will place such Earnout Warrants in an escrow account (the “Earnout Escrow Account”) established pursuant to an escrow agreement in a form reasonably acceptable to Parent, the Company and the Earnout Escrow Agent, to be entered into at the Closing by Parent, the Stockholders’ Representative and the Earnout Escrow Agent (the “Earnout Escrow Agreement”).

(c) Promptly upon the occurrence of the Earnout Trigger, PubCo and the Stockholders’ Representative shall prepare and deliver, or cause to be prepared and delivered, a joint written release instruction to the Earnout Escrow Agent (a “Release Notice”), which Release Notice shall set forth in reasonable detail the triggering event giving rise to the requested release and the specific release instructions with respect thereto (including the number of Earnout Warrants to be released and the identity of the Earnout Securityholder to whom they should be released). The Earnout Warrants that are not earned on or before the expiration of the Earnout Period shall be automatically forfeited and cancelled.

(d) If the number of Earnout Warrants to which an Earnout Securityholder is entitled hereunder is a fractional amount, such amount shall be rounded down to the nearest whole number.

3.3 No Fractional Shares. No fractional PubCo Common Shares, or certificates or scrip representing fractional PubCo Common Shares, will be issued upon the conversion of the Company Common Stock pursuant to the First Merger and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of PubCo. Any fractional PubCo Common Shares will be rounded down to the nearest whole number of PubCo Common Shares.

3.4 Withholding. Notwithstanding any other provision in this Agreement to the contrary, Parent, Merger Sub, Merger Sub II, the Company and the Surviving Entity, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code, or under any applicable provision of state, local or non-U.S. Tax Law. Other than in respect of amounts subject to compensatory withholding or as a result of the failure to deliver the certification required pursuant to Section 9.2(k), each of the parties hereto shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five (5) Business Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. The parties hereto shall use commercially reasonable efforts to provide recipients of consideration with a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. In the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the Mergers treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.5 Consideration Spreadsheet.

(a) At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a form closing consideration spreadsheet (the “Consideration Spreadsheet”), prepared by the Company in good faith and detailing, in each case, as of immediately prior to the First Effective Time, based, when relevant, on assumptions reasonably acceptable to Parent which are described in detail in the Consideration Spreadsheet:

(i) the name and address of record of each Company Stockholder and the number and class, type or series of shares of Company Capital Stock held by each, and in the case of shares of each series of Company Preferred Stock, the number of shares of Company Common Stock into which such shares of Company Preferred Stock are convertible;

(ii) the names of record of each holder of Company Options, and the exercise price, number of shares of Company Common Stock subject to each Company Option held by it and vesting arrangements with respect to any unvested Company Option (including the vesting schedule, vesting commencement date, date fully vested);

(iii) the number of Aggregate Fully Diluted Company Shares;

(iv) a detailed calculation of the Per Share Merger Consideration (in each case, without regard to withholding);

(v) a detailed calculation of the Per Share Earnout Consideration (in each case, without regard to withholding);

(vi) a detailed calculation of the Closing Cash;

(vii) a detailed calculation of the Closing Indebtedness;

(viii) for each Company Securityholder, its share of the Per Share Merger Consideration based on its Pro Rata Portion;

(ix) for each Earnout Securityholder, its share of the Per Share Earnout Consideration based on its Pro Rata Earnout Portion;

(x) detailed information with respect to the names of investors and lenders, amounts committed by each of them and other material terms of all Permitted Company Financing; and

(xi) any explanatory or supporting information, including calculations, as Parent may reasonably request.

(b) The contents of the Consideration Spreadsheet delivered hereunder shall be subject to reasonable review and comment by Parent, but the Company shall, in all events, remain solely responsible for the contents of the Consideration Spreadsheet. Under no circumstances shall Parent, Merger Sub or Merger Sub II be responsible for the calculations or the determinations regarding such calculations in the Consideration Spreadsheet so long as such calculations were not made by Parent and the Parties agree that Parent shall be entitled to rely on the most recently delivered Consideration Spreadsheet in making payments under this ARTICLE III.

(c) Nothing contained in this Section 3.5 or in the Consideration Spreadsheet shall be construed or deemed to (i) modify the Company’s obligations to obtain Parent’s prior written consent to the issuance of any securities pursuant to Section 6.1(a)(xix); or (ii) alter or amend the definition of Closing Cash, Closing Indebtedness, Per Share Merger Consideration or Per Share Earnout Consideration.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date.

4.1 Corporate Existence and Power.

(a) The Company has been duly incorporated, is validly existing as a corporation and is in good standing under the Laws of the State of Delaware. The copies of the certificate of incorporation of the Company certified by the Secretary of the State of Delaware and the bylaws, as in effect on the date hereof, previously made available by the Company to Parent are true, correct and complete and are in effect as of the date of this Agreement. The Company has the requisite corporate power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as it is now being conducted and is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to have such corporate power and authority to own, operate and lease and to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The direct and indirect Subsidiaries of the Company and their respective jurisdictions of incorporation or organization, in each case, as of the date of this Agreement are set forth on Section 4.1(b) of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized, are validly existing and in good standing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted. Each Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be in good standing or so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2 Authorization. Other than the Company Stockholder Approval, the Company has the requisite corporate power and authority to execute and deliver this Agreement and each Additional Agreement to which it is or will be a party and to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Additional Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board of Directors and, other than execution and delivery of the Company Stockholder Approval, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or such Additional Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such Additional Agreement (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Additional Agreement to which the Company is or will be a party, constitutes or will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

4.3 Governmental Authorization; Consents. Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, no action by, notice to, consent, approval, waiver, permit or authorization of, or designation, declaration or filing with, any Authority is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act and Securities Law, (ii) the filing of the Company Certificates of Merger in accordance with the DGCL and the DLLCA and (iii) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof.

4.4 No Conflict. The execution, delivery and performance of this Agreement and each Additional Agreement to which the Company is or will be a party by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the Governing Documents of the Company or any of its Subsidiaries, (b) violate any provision of, or result in the breach of or default by the Company under any applicable Law or Order, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, the terms, conditions or provisions of any Material Contract or Lease, (d) result in the creation of any Lien (except Permitted Liens) upon any of the properties, rights or assets of the Company or its Subsidiaries, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien (except for Permitted Liens) or (f) result in a violation or revocation of any license, permit or approval from any Authority or other Person, except, in each case of clauses (b) through (f), for such violations, conflicts, breaches, defaults or failures to act that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.5 Capitalization.

(a) The authorized capital stock of the Company consists of 45,000,000 shares of the Company Common Stock, par value $0.0001 per share, and 30,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”), of which 3,690,571 shares of Company Common Stock and 18,406,857 shares of Company Preferred Stock are issued and outstanding as of the date of this Agreement. There are 1,761,473 shares of Company Common Stock reserved for issuance pursuant to outstanding unexercised Company Options. There are 824,087 shares of Company Common Stock reserved for issuance of future Company Options under the Equity Incentive Plan. No other shares of capital stock or other voting securities of the Company (other than awards issued and shares of Company Common Stock reserved for issuance under the Equity Incentive Plan) are issued, reserved for issuance or outstanding. All issued and outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, fully paid and nonassessable. No shares of Company Common Stock or Company Preferred Stock were or are subject to, or were issued in violation, of any purchase option, right of first refusal, preemptive right, subscription right or any similar right (including under any provision of the DGCL, the Company Certificate of Incorporation or any Contract to which the Company is a party or by which the Company or any of its assets are bound). Section 4.5(a) of the Company Disclosure Letter contains a true, correct and complete list of each Company Option outstanding as of the date of this Agreement, the holder thereof, the number of shares of Company Common Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof.

(b) Except for the Company Options there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any of its shares or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company, (iii) treasury shares of capital stock of the Company, (iv) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other securities of the Company pursuant to any provision of Law, the Company Certificate of Incorporation or any Contract to which the Company is a party or by which it or any of its assets are bound, or (vi) Liens (including any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement) with respect to the sale or voting of shares or securities of the Company (whether outstanding or issuable).

(c) Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Equity Incentive Plan pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of such share at the close of business on the date of such grant, (iii) has a grant date identical to the date on which the Company Board of Directors or compensation committee actually awarded such Company Option, (iv) qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s tax returns and the Company’s financial statements, respectively, and (v) does not trigger any liability for the holder thereof under Section 409A of the Code.

(d) As of the date of this Agreement, all outstanding shares of the Company Capital Stock are owned of record by the Persons set forth on the capitalization schedule provided in Section 4.5(d) of the Company Disclosure Letter (the “Capitalization Schedule”) in the amounts set forth opposite their respective names. The Capitalization Schedule sets forth, as of the date hereof, a true and accurate statement of the following information: (i) the name of each Company Securityholder; (ii) the number and type or class of each Company Security held by each Company Securityholder, including, if applicable to such Company Securityholder, the number of shares of Company Common Stock issuable upon conversion or exercise of such Company Security and the exercise price per share for such Company Security; (iii) the vesting arrangements with respect to each Company Security held by such Company Securityholder (including the vesting schedule, vesting commencement date, date fully vested and the extent to which such Company Security is or will be vested as of the First Effective Time); (iv) the total number of PubCo Common Shares issuable pursuant to Section 3.1(a) in respect of each share of Company Common Stock held by such Company Securityholder; and (v) the total number of PubCo Common Shares issuable pursuant to Section 3.1 upon conversion of each Company Option held by such Company Securityholder, and the respective exercise price per share applicable to such Company Option following the First Effective Time.

4.6 Subsidiaries.

(a) Section 4.6(a) of the Company Disclosure Letter sets forth, as of the date hereof, the capitalization of each of the Company’s direct and indirect Subsidiaries. The outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. Except as set forth on Section 4.6(a) of the Company Disclosure Letter, as of the date hereof, all of the outstanding ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens (other than the restrictions under applicable Securities Laws, transfer restrictions existing under the terms of the Governing Documents of such Subsidiary, and Permitted Liens) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. Neither the Company nor any of its Subsidiaries owns any shares of capital stock or other equity interests in any Person other than as set forth on Section 4.6(a) of the Company Disclosure Letter.

(b) Except as set forth on Section 4.6(b) of the Company Disclosure Letter, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for ownership interests in any Subsidiary of the Company, (ii) obligations, options, warrants or other rights (including preemptive rights), commitments or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments of the Company or any of its Subsidiaries to issue, sell or otherwise transfer, any ownership interests in, or any securities convertible into or exchangeable for any ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any ownership interests in, any Subsidiary of the Company (the items in clauses (i) – (iii), in addition to all ownership interests of the Company’s Subsidiaries, being referred to collectively as the “Company Subsidiary Securities”). Except as set forth on Section 4.6(b) of the Company Disclosure Letter, there are no (x) voting trusts, proxies, equityholders agreements or other similar agreements or understandings to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound with respect to the voting or transfer of any shares of capital stock of such Subsidiary, or (y) obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries own any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person.

4.7 Financial Statements.

(a) Attached as Section 4.7(a) of the Company Disclosure Letter hereto are true and complete copies of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020, December 31, 2021 and December 31, 2022 and the related unaudited consolidated statements of operations, cash flows and shareholders’ equity thereto (the “Financial Statements”).

(b) The Financial Statements (i) have been prepared from, and accurately reflect in all material respects, the Books and Records of the Company and its Subsidiaries in accordance with U.S. GAAP, (ii) present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), cash flows and changes in shareholders’ equity of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with U.S. GAAP consistently applied in all material respects throughout the periods covered thereby and (iii) when delivered by the Company for inclusion in the registration statement for filing with the SEC following the date of this Agreement, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) The books of account and other financial records of the Company and its Subsidiaries have been kept accurately in all material respects in the ordinary course of business, the transactions entered into therein represent bona fide transactions, and the revenue, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects. The Company and its Subsidiaries have established and maintained systems of internal controls sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management of such entity, (ii) that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries and (iv) that accounts, notes and other receivables and inventory are recorded accurately. The Books and Records of the Company and its Subsidiaries have been kept and maintained all material respects in accordance with applicable Laws.

(d) Any Taxes or Tax liabilities of the Company and its Subsidiaries incurred but not yet due and payable (i) for periods covered by the Financial Statements have been properly accrued and adequately disclosed on the Financial Statements in accordance with U.S. GAAP, and (ii) for periods not covered by the Financial Statements have been properly accrued on the Books and Records of the Company and its Subsidiaries in accordance with U.S. GAAP.

(e) The PCAOB Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the registration statement on Form S-4, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date, and will have been audited by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act. The Unaudited Interim Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the registration statement on Form S-4 for filing with the SEC, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.

4.8 Undisclosed Liabilities. There is no liability, debt or obligation of the Company or any of its Subsidiaries, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required to be reflected or reserved for on a balance sheet prepared in accordance with U.S. GAAP, except for liabilities, debts or obligations (a) expressly reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) arising in the ordinary course of the Company or any of its Subsidiaries since the date of the most recent balance sheet included in the Financial Statements, (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder, or (d) disclosed on Section 4.8 of the Company Disclosure Letter.

4.9 Absence of Certain Changes. From June 30, 2022 until the date of this Agreement, (a) the Company and its Subsidiaries have conducted in all material respects their respective businesses in the ordinary course and in a manner consistent with past practice; (b) there has not been any Material Adverse Effect; and (c) neither the Company nor its Subsidiaries has taken any action that, if taken after the date of this Agreement and prior to the consummation of the Mergers, would require the consent of Parent pursuant to Section 7.1.

4.10 Properties; Title to the Company’s Assets. As of the date hereof, the Company, and/or its Subsidiaries own and have good title to or a valid leasehold, license or similar interest in each item of material tangible personal property reflected on the books of the Company and its Subsidiaries or material to the business of the Company and its Subsidiaries taken as a whole, free and clear of all Liens other than Permitted Liens.

4.11 Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter there are no, and in the preceding two year period there has not been any, material Actions pending or, to the Knowledge of the Company, threatened (in writing) (a) against the Company or any of its Subsidiaries, or any of their respective operations, properties, rights or assets or (b) related to the consummation of the transactions contemplated hereby. To the Knowledge of the Company, there is no valid basis for any such Action. Except as set forth on Section 4.11 of the Company Disclosure Letter there is no Order imposed upon or, to the Knowledge of the Company, threatened (in writing) against the Company or any of its Subsidiaries or any of their respective operations, properties, rights or assets, or that would prevent, enjoin, alter or delay the transactions contemplated hereby. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries.

4.12 Contracts.

(a) Except for the Leases and Plans set forth on Section 4.17(a) of the Company Disclosure Letter, Section 4.12(a) of the Company Disclosure Letter sets forth a true, complete and accurate list of all of the following Contracts to which as of the date of this Agreement, the Company and/or any of its Subsidiaries is a party or is otherwise bound:

(i) all Contracts that require payments or expenses incurred by, or payments or income to, the Company or its Subsidiaries of $250,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar Contracts, in each case requiring the payment of any commissions by the Company or its Subsidiaries in excess of $250,000 annually;

(iii) each Contract that grants to any Person (other than the Company or its Subsidiaries) (A) any “most favored nation” provisions or other price guarantees or (B) non-competition, non-solicitation or no-hire provisions imposed on the Company or its Subsidiaries;

(iv) (x) Contracts (including letters of intent) entered into since December 31, 2020 with respect to mergers, acquisitions or sales of any Person or other business unit or division thereof by the Company or any of its Subsidiaries (each an “M&A Contract”), or (y) M&A Contracts in which the Company or any of its Subsidiaries have any ongoing obligations or liabilities, including deferred purchase price payments, earn-out payments or indemnification obligations;

(v) Contracts establishing partnerships, joint ventures, strategic alliances or other collaborations, in each case, that are material to the Company or its Subsidiaries, taken as a whole;

(vi) each Contract with Authorities;

(vii) each Contract under which the Company or its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business);

(viii) Contracts that relate to the settlement or final disposition of any material Action within the last three years;

(ix) each Contract to which the Company or any of its Subsidiaries is a party whereby the Company or any of its Subsidiaries (A) has granted any Person any license, immunity, covenant not to sue or other rights to a third party in or to any Owned Intellectual Property (other than non-exclusive licenses granted by the Company or its Subsidiaries of Owned Intellectual Property to customers in the ordinary course of business consistent with past practice) or (B) is granted a license, immunity, covenant not to sue or other rights from a third party in or to any Intellectual Property (other than (x) non-exclusive licenses in respect of commercially available off-the-shelf software on standard terms with annual fees not exceeding $50,000), and (y) invention assignment agreements with current and former employees, consultants, and independent contractors of the Company and its Subsidiaries on standard forms made available to Parent and without any material exclusions or deviations);

(x) Contracts with any officer, director, manager, stockholder, member of an Affiliate of the Company or any of its Subsidiaries or any of their respective relatives or Affiliates (other than the Company or any of the Company’s Subsidiaries) (excluding employee confidentiality and invention assignment agreements, equity or incentive equity documents, Governing Documents, employment agreements, Contracts set forth under Section 4.12(a)(ix) or Section 4.12(a) of the Company Disclosure Letter and offer letters for at-will employment set forth on Section 4.12(a) of the Company Disclosure Letter);

(xi) employment, severance, consulting, and similar Contracts with each current executive, officer, director, employee or independent contractor of the Company or its Subsidiaries providing for an annual base salary in excess of $123,000 which is not terminable at-will without any further liability to the Company or its Subsidiaries;

(xii) any corporate integrity agreements, settlement and other similar agreements with Authorities;

(xiii) each employee collective bargaining agreement or similar Contract between the Company or any of the Company’s Subsidiaries, on the one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(xiv) all Contracts not cancellable by the Company or its Subsidiaries with no more than sixty (60) days’ notice if the effect of such cancellation would result in a monetary penalty in excess of $250,000 per the terms of such Contract;

(xv) all Contracts that may be terminated, or the provisions of which may be altered, as a result of the consummation of the transactions contemplated by this Agreement or any Additional Agreement to which the Company or its Subsidiaries are a party; and

(xvi) all Contracts that address the provisions for business associate contracts required by HIPAA.

(b) All of the foregoing set forth on Section 4.12(a) of the Company Disclosure Letter, including all amendments and modifications thereto, are sometimes collectively referred to as “Material Contracts.” The Company has furnished or otherwise made available to Parent true, complete and correct copies of all Material Contracts. To the Knowledge of the Company, each Material Contract sets forth the entire agreement and understanding between the Company and/or its Subsidiaries and the other parties thereto. Each Material Contract is valid, binding and in full force and effect (subject to the Enforceability Exceptions and assuming such Material Contract is a valid and legally binding obligation of the counterparty thereto). None of the Company, its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in default or violation of any Material Contract in any material respect. There is no event or condition that exists that constitutes or, with or without notice or the passage of time or both, would constitute any such default or violation by the Company, its Subsidiaries or, to the Knowledge of the Company, any other party thereto, or give rise to any acceleration of any obligation or loss of rights or any right of termination of a Material Contract. To the Knowledge of the Company, since December 31, 2020, neither the Company nor any of its Subsidiaries has received any notice or request, in each case, in writing, on behalf of any other party to a Material Contract to terminate, cancel or not renew such Material Contract, or to renegotiate any material term thereof.

4.13 Licenses and Permits. Section 4.13 of the Company Disclosure Letter correctly lists each material license, franchise, permit, order or approval or other similar authorization required under applicable law to carry out or otherwise affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same (the “Permits”). Such Permits are valid and in full force and effect, and none of the Permits will, assuming the related consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. The Company and its Subsidiaries have all material Permits necessary to operate the Business, including those administered by the FDA or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA necessary to conduct the Business. Neither the Company nor its Subsidiaries are in material breach or violation of, or material default under, any such Permit, and, to the Company’s Knowledge, no basis exists which, with notice or lapse of time or both, would constitute any such breach, violation or default or give any Authority grounds to suspend, revoke or terminate any such Permit. Neither the Company nor its Subsidiaries have received any written (or, to the Company’s Knowledge, oral) notice from any Authority regarding any violation of any Permit. Since December 31, 2020, there has not been and there is not any pending or, to the Company’s Knowledge, threatened action, investigation or disciplinary proceeding by or from any Authority against the Company or its Subsidiaries involving any Permit.

4.14 Compliance with Laws.

(a) Neither the Company nor any of its Subsidiaries is in violation in any material respect of, and, since January 1, 2021, has been in compliance in all material respects with all applicable Laws. Since January 1, 2021, neither the Company nor its Subsidiaries have been threatened in writing or given written notice of any violation of any Law or any judgment, order or decree entered by any Authority. Without limiting the generality of the foregoing, the Company and its Subsidiaries are, and during the last three years have been, in material compliance with: (i) every Law applicable to the Company and its Subsidiaries due to the specific nature of the Business, including Data Protection Requirements; (ii) the Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any comparable or similar Law of any jurisdiction applicable to the Company and its Subsidiaries; and (iii) every Law regulating or covering conduct in the workplace, including regarding sexual harassment or, on any legally impermissible basis, a hostile work environment. During the last three years, neither the Company nor its Subsidiaries have been threatened or charged in writing (or to the Company’s Knowledge orally) with or given written (or to the Company’s Knowledge oral) notice of any violation of any Data Protection Requirements, the Foreign Corrupt Practices Act or any other Law referred to in or generally described in foregoing sentence and, to the Company’s Knowledge, neither the Company nor its Subsidiaries are under any investigations with respect to any such Law.

(b) Neither the Company, its Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company or its Subsidiaries is, or is owned or controlled by individuals or entities that are: (i) the target of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions, including (currently), Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic of Ukraine, and the so-called Luhansk People’s Republic of Ukraine.

(c) The Company, its Subsidiaries, and their respective directors, officers, agents, employees, Affiliates, and Persons are in compliance with all applicable Sanctions and Ex-Im Laws in all material respects. The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to achieve compliance with applicable Sanctions and Ex-Im Laws.

4.15 Intellectual Property and IT Security.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a true, accurate and complete list of (i) all Owned Intellectual Property for which applications have been filed or registrations have been obtained, whether in the United States or internationally (“Registered Intellectual Property”) and (ii) all material unregistered Marks constituting Owned Intellectual Property and material Company Software. Each item of Registered Intellectual Property is subsisting and has not been abandoned, canceled or otherwise terminated, and is valid and enforceable. All necessary registration, maintenance, renewal and other relevant filing fees due through the date hereof have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining any material Registered Intellectual Property in full force and effect.

(b) The Company or one of its Subsidiaries (i) possesses and solely and exclusively owns all right, title and interest in and to all Registered Intellectual Property and other Owned Intellectual Property, and (ii) has a valid right or license to use all other Intellectual Property and IT Systems used in or necessary for the conduct and operation of the Business as presently conducted and contemplated to be conducted following the Closing, in each case, free and clear of any Liens (other than Permitted Liens) or any restrictive Orders, and none of the foregoing will be adversely impacted by (nor will require the payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

(c) The Registered Intellectual Property, the other Owned Intellectual Property and the Intellectual Property licensed pursuant to the Material Contracts disclosed on Section 4.12(a)(ix)(B) of the Company Disclosure Letter (when used within the scope of the applicable license), constitute all of the material Intellectual Property necessary for the Company and its Subsidiaries to conduct their respective business as presently conducted and contemplated to be conducted following the Closing.

(d) (i) Neither the Company nor its Subsidiaries (nor any of their products or services) nor the conduct or operation of the Business is infringing, diluting, misappropriating or otherwise violating any Intellectual Property rights of any Person, and have not, at any time in the past six (6) years, infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (ii) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating, or has, at any time in the past six (6) years, infringed, misappropriated, diluted or otherwise violated any of the Owned Intellectual Property and (iii) neither the Company nor its Subsidiaries have received from any Person any claims (including offers to license or audit demands) within the past six (6) years (and there are no Actions pending or threatened) either (A) alleging that the Company or any of its Subsidiaries has infringed, diluted, misappropriated or otherwise violated any Intellectual Property rights of any Person or (B) contesting the ownership, use, validity or enforceability of any Owned Intellectual Property or the Company’s and its Subsidiaries’ right to use or otherwise exploit any Owned Intellectual Property.

(e) The Company and its Subsidiaries have taken all commercially reasonable efforts consistent with the best practices in the industry in which the Company and its Subsidiaries operate to protect the confidentiality of all Trade Secrets in possession of the Company or its Subsidiaries from unauthorized disclosure and use. The Company and its Subsidiaries have executed valid, written agreements with all past and present employees, directors, officers, consultants, contractors, agents and other Persons privy to any Trade Secrets of the Company or any its Subsidiaries pursuant to which such Persons have agreed to hold all such information of the Company and its Subsidiaries in confidence both during and after their engagement or employment. No Trade Secrets have been authorized to be disclosed nor, to the Knowledge of the Company, has there been any unauthorized access to or disclosure of any Trade Secrets to any third Person other than pursuant to a valid, written non-disclosure agreement sufficiently restricting the disclosure and use thereof. All employees, directors, officers, consultants, contractors, agents and other Persons who have contributed to or participated in the creation, conception or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries have entered into a valid written Contract, as part of such Person’s employment, consultancy or engagement to presently and validly assign all right, title, and interest in or to such Intellectual Property to the Company or a Subsidiary to the extent that such right, title, and interest did not vest in the Company or one of its Subsidiaries by operation of applicable Law. No former and current employees, directors, officers, consultants, contractors, agents and other Persons who have contributed to or participated in the conception or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries owns or has any right, claim, interest or option, including the right to further remuneration or consideration, with respect to any Owned Intellectual Property. No Owned Intellectual Property was developed with funding from, or using the facilities or resources of, any Authority or university, college or other educational institution.

(f) None of the Company Software (including the source code therein) is subject to any Copyleft Terms. All use and distribution of Company Software by or through the Company or any of its Subsidiaries is in full compliance with all licenses applicable thereto, including all copyright notice and attribution requirements. No third Person other than the Company or its Subsidiaries possesses or has an actual or contingent right to access or possess (including pursuant to escrow) a copy in any form of any source code for any material Company Software and all such source code is in their sole possession and has been maintained as strictly confidential. Neither the execution, delivery or performance of this Agreement, nor any other Additional Agreement to which the Company or a Subsidiary is a party, nor the consummation of the transactions contemplated by this Agreement will result in the disclosure to a third Person of any source code included in the Company Software. Neither the Company nor any of its Subsidiaries owns or uses any AI/ML that is material to the conduct or operation of the Business.

(g) The Company and its Subsidiaries take, and have taken, commercially reasonable actions and measures consistent with industry standards to protect and maintain the security of the Company IT Systems and Company Software (and all data stored therein or transmitted thereby).

(h) The Company IT Systems and Company Software (including any and all data stored therein and transmitted thereby) are (i) adequate, sufficient, and satisfactory for the operation of the Business, (ii) have been maintained in accordance with standards set by the manufacturers or otherwise in accordance with prudent industry standards and (iii) operate and perform in accordance with their documentation and functional specifications and as necessary to conduct the Business as currently conducted and contemplated to be conducted following the Closing. The Company and its Subsidiaries have back-up and disaster recovery arrangements designed to enable the continued operation of their businesses in the event of a failure of their material IT Systems that are, in the reasonable determination of the Company and its Subsidiaries, consistent with commercially reasonable practice in all material respects. Neither the Company IT Systems nor any Company Software contains any material software defect or any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” spyware, keylogger software, or other vulnerability, faults or any other malicious code or damaging devices designed or reasonably expected to adversely impact the functionality of or permit unauthorized access or to disable or otherwise harm any Company IT Systems or Company Software.

(i) The Company and its Subsidiaries have implemented and maintained commercially reasonable privacy policies regarding the handling and security of Personal Information in connection with the operation of its business (the “Privacy Policies”). The Company and its Subsidiaries are and since December 31, 2020 have been, in material compliance with (i) the Privacy Laws, (ii) applicable Privacy Policies, and (iii) the Company’s contractual obligations with respect to Personal Information and data security (collectively, “Data Protection Requirements”). The Company and its Subsidiaries have implemented and maintained commercially reasonable security regarding the confidentiality, integrity and availability of Company IT Systems, Personal Information and sensitive or proprietary information in their possession or under their custody or control. To the Knowledge of the Company, any third party who has provided Personal Information to the Company and its Subsidiaries has done so in compliance in all material respects with applicable Privacy Laws. There have been no material data breaches or security incidents impacting the confidentiality, integrity and availability of the IT Systems or the data thereon (including Personal Information or sensitive or proprietary information in the possession or control of, or collected, used or processed by or on behalf of the Company or its Subsidiaries). The Company and its Subsidiaries have not received written notice of any claims, investigations, or alleged violations of any Data Protection Requirement or security incidents, nor have they notified in writing, or been required by any Data Protection Requirement to notify in writing, any person or entity under any Data Protection Requirement. To the Knowledge of the Company, neither the Company nor its Subsidiaries have experienced any information security incident that has compromised the integrity or availability of the Company IT Systems owned, operated or outsourced by the Company and its Subsidiaries, and there has been no loss, damage or unauthorized access, disclosure, use or breach of security of any information in the possession, custody or control, or otherwise held or processed on its behalf of the Company and its Subsidiaries.

4.16 FDA. (a) Except as specifically disclosed in Section 4.16(a) of the Company Disclosure Letter, the Company is, and has been since December 31, 2020, in compliance in all material respects with all applicable Healthcare Laws, defined to include FDA Laws. The Company has not received notification of any pending Action from the FDA, Department of Justice, or any other similar regulatory or enforcement authority alleging that any operation or activity of the Company is in material violation of any applicable Healthcare Law.

(b) The Company possesses all Company Registrations required to conduct the Business of the Company and each Company Registration is valid and in full force and effect. Neither the FDA nor any comparable regulatory authority is considering limiting, suspending, or revoking any such Company Registration or changing the marketing classification or labeling of the products of the Company. The Company is in compliance in all material respects with, and has fulfilled and performed in all material respects its obligations under, each such Company Registration, and no event has occurred or condition or state of facts exists that would constitute a material breach or default, or would cause revocation or termination, of any such Company Registration.

(c) All products developed, tested, investigated, manufactured, processed, labeled, packaged, stored, distributed, sold, marketed, promoted, imported, or exported by or on behalf of the Company have been and are being developed, tested, investigated, manufactured, processed, labeled, packaged, stored, distributed, sold, marketed, promoted, imported, or exported in material compliance with all applicable FDA Laws. To the Knowledge of the Company, any Person that is a manufacturer or contractor for the Company is in compliance in all material respects with all applicable Healthcare Laws insofar as they pertain to the manufacture of product components, accessories, parts or products for the Company.

(d) Except as specifically disclosed in Section 4.16(d) of the Company Disclosure Letter, neither the Company nor, to the Company’s Knowledge, any of its respective contract manufacturers has received any FDA Form 483, warning letter, notice of violation, or “untitled letter,” notice of FDA action for import detention or refusal; or other similar correspondence or written notice from the FDA or any other regulatory authority alleging or asserting material noncompliance with any applicable Healthcare Laws or Permits issued to the Company by the FDA or any other similar regulatory authority. The Company is not subject to any obligation arising under an administrative, enforcement, or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, commitment made to or with the FDA or any similar regulatory authority. There is no act, omission, event or circumstances that would reasonably be expected to give rise to any administrative, regulatory, or enforcement action by FDA or a comparable regulatory authority concerning noncompliance with any FDA Laws.

(e) Except a specifically disclosed in Section 4.16(e) of the Company Disclosure Letter, no product distributed or sold by or on behalf of the Company has been seized, detained, withdrawn, voluntarily or involuntarily recalled, or subject to a suspension of manufacturing within the past three (3) years, and, to the Company’s Knowledge, there are no facts or circumstances reasonably likely to cause (i) a withdrawal, recall, field correction, field notification, safety alert, seizure, denial, detention, termination, or suspension of the manufacturing, promotion or distribution (for commercial, investigational, or any other use) of any such product or (ii) a change in the labeling of any such product requested or required by FDA or a similar regulatory authority.

(f) All preclinical and clinical investigations conducted or sponsored by the Company are being conducted in compliance in all material respects with all applicable Healthcare Laws administered or issued by the applicable Authority, applicable research protocols, institutional review board or other ethics committee requirements, and federal and state laws, rules, and regulations relating to patient privacy requirements or restricting the use and disclosure of individually identifiable health information. Such Laws include but are not necessarily limited to, as applicable, (i) the FDA regulations for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) applicable FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312 and 812 of the Code of Federal Regulations and (iii) applicable federal, state and foreign Healthcare Laws restricting the use and disclosure of individually identifiable health information, including HIPAA. No clinical trial sponsored or conducted by or on behalf of the Company has been terminated, suspended, or placed on clinical hold prior to completion by the FDA, any other applicable regulatory authority, or any institutional review board or other ethics committee that has or has had jurisdiction over a clinical trial conducted or sponsored by or on behalf of the Company. The Company has not received any written notice, correspondence or other communication from the FDA or any other applicable regulatory authority or from any institutional review board or applicable ethics committee requiring, requesting, initiating, or threatening to initiate the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company.

(g) All reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other regulatory authority by the Company have been so filed, maintained or furnished. To the Knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing). Neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of the Company has (i) made an untrue statement of a material fact or any fraudulent statement to the FDA or any other regulatory authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other regulatory authority or (iii) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a reasonable basis for the FDA or any other regulatory authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. §335a(a) or any similar Healthcare Law or authorized by 21 U.S.C. §335a(b) or any similar Healthcare Law. Neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of Company has been convicted of any crime or engaged in any conduct for which such person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935 or any Healthcare Law. No Actions that would reasonably be expected to result in material debarment or exclusion are pending or, to the Company’s Knowledge, threatened in writing against the Company or, to Company’s Knowledge, any of its officers, employees, contractors, suppliers (in their capacities as such) or other entities or individuals performing research or work on behalf of the Company. The Company is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Authority.

(h) No data generated by the Company with respect to its products is the subject of any written regulatory Action, either pending or, to the Company’s Knowledge, threatened, by any Authority relating to the truthfulness or scientific integrity of such data.

(i) No manufacturing site owned by the Company or, to the Company’s Knowledge, any of their respective contract manufacturers, is or has been subject to a shutdown or import or export prohibition imposed by FDA or another regulatory authority. To the Company’s Knowledge, there are no facts or circumstances reasonably likely to cause such an occurrence.

4.17 Company Benefit Plans.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a true and complete list of each material Plan.

(b) With respect to each Plan, the Company has delivered or made available to Parent true, correct and complete copies of (i) each Plan, including all amendments thereto and any current trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description, if any, required under ERISA, (iii) the most recent annual report on Form 5500 and all attachments (if applicable), (iv) the most recent actuarial valuation (if applicable), (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service; and (vi) all material communications received from or sent to the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation or any other Authority (including a written description of any oral communication) within the three (3) last calendar years.

(c) Each Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made with respect to any Plan on or before the date hereof have been made. There is no material Action pending or, to the Knowledge of the Company, threatened against any Plan or the assets of any Plan (other than routine claims for benefits). Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other Person has made any binding commitment to materially modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(d) With respect to each Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, such arrangement has, at all times while subject to Section 409A of the Code, been operated in material compliance (including documentary compliance) with, Section 409A of the Code and all applicable guidance thereunder.

(e) No Plan or other Contract to which the Company or any Subsidiary is a party or otherwise bound provides any Person with a “gross up” or similar payment in respect of any Taxes that may become payable, including under Sections 409A or 4999 of the Code or otherwise.

(f) Each Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(g) With respect to each Plan, no event has occurred and no condition exists that would subject the Company or its Subsidiaries to any material tax, fine, lien, or penalty imposed by ERISA, the Code or other applicable Law. Neither the Company, any Plan nor, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code, which, assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for current, former or retired employees of the Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law. None of the Plans provide retiree health or life insurance benefits, except as may be required by Section 4980B of the Code, Section 601 of ERISA or any other applicable Law.

(i) None of the Company or its Subsidiaries nor any of their respective ERISA Affiliates sponsors, maintains or is required to contribute to, or has any outstanding liability for, (i) a multiemployer pension plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) or (ii) a plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No Plan is (i) a “multiple employer plan” (within the meaning of the Code or ERISA), (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iii) a “funded welfare plan” within the meaning of Section 419 of the Code. Neither the Company nor any of its Subsidiaries has, either directly or through an ERISA Affiliate, any liability pursuant to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code. Neither the Company nor any of its Subsidiaries has any liability with respect to any employee benefit plan maintained for the benefit of any employee, officer, director or individual consultant based outside of the United States.

(j) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Mergers will (whether alone or in connection with any subsequent event(s)) (i) result in the payment, acceleration, vesting, funding or creation of any compensatory rights of any director, officer or employee of the Company or its Subsidiaries to payments or benefits or increases in any payments or benefits (including any loan forgiveness) under any Plan (or under any arrangement that would be a Plan if in effect as of the date of this Agreement), (ii) result in severance pay or any increase in severance pay upon any termination of employment, (iii) require any contributions or payments to fund any obligations under any Plan, or cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any Plan, or (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Plan on or following the Closing.

(k) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer, or director, other individual service provider or shareholder of the Company or any of its Subsidiaries who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(l) Each Company Option has been granted in accordance with Section 409A of the Code.

4.18 Labor Matters.

(a) Prior to the date of this Agreement, the Company has provided Parent with a complete and accurate identified list of each employee and independent contractor of the Company and its Subsidiaries as of a date reasonably practicably close to the date of this Agreement, together with (i) each such employee’s respective base salary or wage rate, (ii) current annual bonus opportunity, (iii) current title and work location, (iv) status as exempt or non-exempt from overtime requirements, and (v) whether the individual is party to a written employment agreement with the Company or any of its Subsidiaries that provides for other than at-will employment or a written independent contractor agreement.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreements with a labor organization. None of the Company Employees are represented by any labor organization or works council with respect to their employment with the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, (i) there are no activities or proceedings of any labor organization to organize any of the Company Employees, and (ii) there is no, and since December 31, 2020 has been no, material labor dispute or strike, lockout, picketing, material grievances or collective labor disputes, labor-related hand-billing, collective slowdown, concerted and collective refusal to work overtime, or collective work stoppage or similar activity against the Company or any of its Subsidiaries, in each case, pending or threatened.

(c) Except as set forth on Section 4.18(c) of the Company Disclosure Letter, no employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other material workforce changes affecting employees of the Company and its Subsidiaries has occurred since January 1, 2021 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Authority in connection with or in response to COVID-19. The Company and its Subsidiaries have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Authority in connection with or in response to COVID-19. Since December 31, 2020, neither the Company nor its Subsidiaries has implemented any plant closings or employee layoffs that would trigger notice obligations under the WARN Act and any similar or local law.

(d) Each of the Company and its Subsidiaries are in material compliance with all applicable Laws regarding employment and employment practices (including COVID-19 Measures), including all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, “whistle blower” rights, harassment policies, employee leave issues, the proper classification of employees and independent contractors, the proper payment of overtime and minimum wage, classification of employees as exempt and non-exempt, and unemployment insurance, and the Company and its Subsidiaries have not since December 31, 2020 been charged with any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved.

(e) Except as otherwise listed on Section 4.18(e) of the Company Disclosure Letter, as of the date hereof, there are no complaints, charges or claims against the Company and its Subsidiaries pending or, to Knowledge of the Company, threatened before any Authority based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company or its Subsidiaries of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Company, taken as a whole.

(f) All material payments due from the Company or any of its Subsidiaries on account of wages or other compensation owed to employees, and employees health and welfare insurance and other benefits, have been paid or properly accrued as a liability on the books of the Company or its Subsidiaries.

(g) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation to the Company or its Subsidiaries. To the Knowledge of the Company, no senior executive or key employee of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(h) To the Knowledge of the Company, no senior executive or other key employee of the Company or any of its Subsidiaries has provided notice of his or her intention to terminate his or her employment as a result of or following the consummation of the transactions contemplated by this Agreement.

(i) Since December 31, 2020, to the Knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made through the Company’s human resource department or otherwise through the reporting procedures designated in the Company’s policies pertaining to harassment, if any, or threatened to be made, against or involving any current or former officer, director or other key employee of the Company or its Subsidiaries.

4.19 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns, or, to the Knowledge of the Company, has ever owned, any real property.

(b) Section 4.19(b) of the Company Disclosure Letter contains a true, correct and complete list of all Real Property leased or subleased by the Company or one of its Subsidiaries (the “Leased Real Property”), including the address thereof and the Leases related thereto. The Company has made available to Parent true, correct and complete copies of the written leases, subleases, licenses and occupancy agreements (including all written modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other written agreements relating thereto) for the Leased Real Property to which the Company or any of its Subsidiaries is a party (the “Leases”), and such deliverables comprise all Leases relating to the Leased Real Property. To the Knowledge of the Company, there are no oral arrangements or agreements with respect to the Leased Real Property.

(c) Each Lease (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiary party thereto and, to the Knowledge of the Company, the other parties thereto, as applicable, subject to the Enforceability Exceptions, and each such Lease is in full force and effect, (ii) has not been amended or modified except as reflected in the Leases made available to Parent and (iii) to the Knowledge of the Company, subject to securing the consents or approvals, if any, required under the Leases to be obtained from any landlord, lender or any other third party (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transaction contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle Parent or its Subsidiaries to the use, occupancy and possession (in each case, subject to the terms of the respective Leases in effect with respect to Leased Real Property and the receipt of all required consents related thereto) of the premises specified in the Leases for the purpose specified in the Leases.

(d) No material default or material breach by (i) the Company or any of its Subsidiaries or (ii) to the Knowledge of the Company, any other parties thereto, as applicable, presently exists under any Leases. Neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice of any material default or material breach under any Lease which has not been cured. To the Knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or material breach under any Lease by the Company or any of its Subsidiaries or by the other parties thereto. Neither the Company nor any of its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, or any portion thereof, which is still in effect. Neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property. The Company or its Subsidiaries has good and valid leasehold title to each Leased Real Property free and clear of Liens, other than Permitted Liens.

(e) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Leased Real Property, or any portion thereof, and the improvements thereon (i) are prohibited by any Lien, Law or order other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

(f) To the Knowledge of the Company, the Leased Real Property is in good operating condition (ordinary wear and tear excepted), are suitable in all material respects for the purposes for which they are presently being used and, with respect to each, the Company or one of its Subsidiaries has rights of ingress and egress to the Leased Real Property for operation of the business of the Company and its Subsidiaries in the ordinary course. To the Knowledge of the Company, no condemnation proceeding is pending or threatened (in writing) which would preclude or impair the use of any such property by the Company or its Subsidiaries for the purposes for which it is currently used.

4.20 Tax Matters. Except as set forth on Section 4.20 of the Company Disclosure Letter:

(a) (i) All income and other material Tax Returns required to be filed by the Company and each of its Subsidiaries have been timely filed (taking into account any applicable extensions) and all income and other material Taxes of the Company and each of its Subsidiaries due and payable (whether or not shown on any Tax Return) have been paid; (ii) all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects; (iii) there are no material Tax audits, examinations or other Actions presently in progress nor has the Company or any of its Subsidiaries been notified in writing by a Taxing Authority of (nor to the Knowledge of the Company has there been) any request or threat for such a material audit or other examination; (iv) no statute of limitations in respect of the assessment or collection of any material Taxes of the Company or any of its Subsidiaries has been waived or extended, or requested to be waived or extended, which waiver or extension (or request thereof) is in effect or outstanding; (v) the Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, have paid over to the proper Taxing Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes; (vi) the Company and each of its Subsidiaries have collected all material sales, use, employment, value added, goods and services, and similar Taxes required to be collected, have paid over to the proper Taxing Authority in a timely manner all such collected amounts required to have been so paid over and complied in all material respects with applicable related reporting requirements with respect to such Taxes; (vii) there is no outstanding request for an advance tax ruling from any Taxing Authority, request for consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or material agreement with any Taxing Authority, in each case, with respect to Taxes of the Company or any of its Subsidiaries; (viii) there are no material Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries; (ix) within the past three (3) years, no claim that is currently outstanding has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries has not paid an applicable Tax or filed an applicable Tax Return, asserting that the Company or any of its Subsidiaries is or may be subject to such Tax in such jurisdiction; (x) neither the Company nor any of its Subsidiaries is subject to Tax in any country other than the country of incorporation of the Company or such Subsidiary, as applicable, by virtue of having a branch, office, permanent establishment, other activities or other place of business in that country, and the Company and each of its Subsidiaries are and have always been tax resident solely in its country of incorporation; (xi) neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation, indemnification or similar Contract (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes); (xii) neither the Company nor any of its Subsidiaries (A) is or has ever been included in any consolidated, affiliated, combined or unitary Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries), or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign Law), as a transferee or successor, by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or otherwise; and (xiii) no claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted, assessed or raised by a Taxing Authority against or relating to the Company or any of its Subsidiaries that remains unresolved or unpaid.

(b) Neither the Company nor any of its Subsidiaries will be required to include any material item of income or exclude any material item of deduction for any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed prior to the Closing: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (ii) an installment sale or open transaction; (iii) a prepaid amount received or deferred revenue realized or received; (iv) an intercompany item under Treasury Regulations Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (v) a change in the accounting method of the Company or any of its Subsidiaries pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality or the improper use of a method of accounting; (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (D) any inclusion under Section 965(h) of the Code; or (vii) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date.

(c) The Company is and has been treated as a C corporation for U.S. federal, state and local income tax purposes since the date of its formation. Each of the Company’s Subsidiaries is, and has been at all times since formation, treated for U.S. federal income Tax purposes as the type of entity (corporation, partnership or disregarded entity) set forth opposite its name in Section 4.20(c) of the Company Disclosure Letter.

(d) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying in whole or in part for tax-free treatment under Section 355 or 361 of the Code in the two (2) years prior to the date of this Agreement.

(e) Neither the Company nor any of its Subsidiaries has deferred any Taxes under COVID-19 Measures which deferral remains in effect.

(f) Except as contemplated by this Agreement or the Additional Agreements, neither the Company nor any of its Subsidiaries has knowingly taken any action (or knowingly permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(g) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” within the meaning of United States Treasury regulations Section 1.6011-4(b)(2).

(h) The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code.

4.21 Environmental Laws. The Company has not (i) received any written notice of any alleged claim, violation of or liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials; arranged for the disposal, discharge, storage or release of any Hazardous Materials; or exposed any employee or other individual to any Hazardous Materials so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Material Activities of the Company. To the Knowledge of the Company, there are no Hazardous Materials in, on or under any properties owned, leased or used at any time by the Company that could give rise to any material liability or corrective or remedial obligation of the Company under any Environmental Laws.

4.22 Finders’ Fees. Except as set forth on Section 4.22 of the Company Disclosure Letter, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Affiliates who might be entitled to any fee or commission from the Company, Merger Sub, Merger Sub II, Parent or any of their Affiliates upon consummation of the transactions contemplated by this Agreement.

4.23 Powers of Attorney and Suretyships. The Company does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

4.24 Anti-Money Laundering Laws. The operations of the Company are and, since December 31, 2020, have been conducted at all times in compliance with anti-money laundering Laws in all applicable jurisdictions and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Authority (collectively, the “Money Laundering Laws”), and no Action involving the Company with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

4.25 Insurance. Section 4.25 of the Company Disclosure Letter sets forth a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation, directors and officers and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date hereof (collectively, the “Policies”). True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) all of the Policies with respect to policy periods that include the date of this Agreement are in full force and effect and all premiums due and payable for such Policies have been duly paid, (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of such Policies (c) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the Policies and, to the Knowledge of the Company, no such action has been threatened and (d) except as set forth on Section 4.25(d) of the Company Disclosure Letter there is no claim by the Company or any of its Subsidiaries under any Policy. The Company or its Subsidiaries have reported to their respective insurers all material claims and circumstances known by Company and Subsidiary employees with such reporting responsibilities that would reasonably be likely to give rise to a material claim by the Company or any of its Subsidiaries under any Policy.

4.26 Related Party Transactions. (a) There are no Contracts (excluding Contracts related to (i) employee compensation and other ordinary incidents of employment (including participation in Plans) set forth on Section 4.17(a) of the Company Disclosure Letter and (ii) equity ownership) between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, officer or director of the Company, on the other hand (each, an “Affiliate Transaction”), and (b) none of the officers, directors, managers or Affiliates of the Company or any of its Subsidiaries owns any asset or property (intellectual, real or personal) used in and material to the business of the Company and its Subsidiaries taken as a whole, except in its capacity as a security holder of the Company.

4.27 Customer Products With respect to each product manufactured, sold, distributed, delivered or otherwise made available by the Company or its Subsidiaries or accepted by any customer of the Company or its Subsidiaries since September 27, 2021 (each a “Company Product”) (a) each Company Product conforms and complies in all material respects with the terms and requirements of any applicable warranty or other Contract terms, (b) there are no existing or, to the Knowledge of the Company, threatened complaints, charges or claims for any Company Product which are defective or fail to meet any express or implied service or product warranties, or any facts which, if discovered by a third party, would support such a complaint, charge or claim, (c) no complaint, charge or claim has been asserted against the Company or its Subsidiaries for renegotiation or price redetermination with respect to any transaction involving each Company Product, and there are no facts upon which any such complaint, charge or claim could be based other than through the ordinary course of business, and (d) each Company Product is free of any material design defect, manufacturing or construction defect or other defect or deficiency at the time it was sold, delivered, provided or otherwise made available, in each case, except for any such non-conformities, non-compliance, defects or deficiencies that would individually, not reasonably be expected to result in liabilities in excess of $200,000.

4.28 Information Supplied. None of the information supplied or to be supplied by the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference, and ultimately included or incorporated by reference, in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Additional Agreements, if applicable will, at the date of filing or mailing, at the time of the Parent Stockholder Meeting or at the First Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND MERGER SUB II

Except (a) as disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement (other than any risk factor disclosures or other similar cautionary or predictive statements therein) or (b) as set forth in the disclosure letter delivered by Parent, Merger Sub and Merger Sub II (the “Parent Disclosure Letter”) (each section of which qualifies (i) the correspondingly numbered representation, warranty or covenant if specified therein and (ii) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), Parent, Merger Sub and Merger Sub II (the “Parent Parties” and individually, a “Parent Party”) hereby represent and warrant to the Company that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date.

5.1 Corporate Existence and Power. Each of Parent, Merger Sub and Merger Sub II is duly incorporated or organized and is validly existing as a company in good standing under the Laws of the State of Delaware and has the corporate or limited liability company power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of each of the Parent Parties previously delivered by Parent to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of the Parent Parties is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective Governing Documents. Each of the Parent Parties is duly licensed or qualified and in good standing as a foreign corporation or limited liability company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Parent Parties to enter into this Agreement or to consummate the transactions contemplated hereby.

5.2 Corporate Authorization. The execution, delivery and performance by the Parent Parties of this Agreement and the Additional Agreements to which they are or will be parties and the consummation by the Parent Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Parent Parties and have been duly authorized by all necessary corporate action on the part of the Parent Parties. This Agreement has been duly executed and delivered by the Parent Parties and constitutes, and upon the execution and delivery thereof, each Additional Agreement to which a Parent Party is party, will constitute, a valid and legally binding agreement of the applicable Parent Party, enforceable against it in accordance with its terms, except as may be limited by the Enforceability Exceptions. This Agreement and the Additional Agreements to which a Parent Party is or will be party and the transactions contemplated hereby and thereby have been duly approved by Parent, on behalf of itself and in its capacity as the sole shareholder of Merger Sub and the sole member of Merger Sub II. The affirmative vote of holders of a majority of the votes cast by the holders of Parent Common Stock present in person or by proxy and entitled to vote at the Parent Stockholder Meeting, assuming a quorum is present (the “Parent Stockholder Approval”), is the only vote of the holders of any of Parent’s capital stock necessary to adopt this Agreement and approve the Mergers and the consummation of the other transactions contemplated hereby.

5.3 Governmental Authorization. Assuming the accuracy of the representations and warranties set forth in Section 4.3, neither the execution, delivery or performance of this Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority except for the filing of the Company Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA.

5.4 Non-Contravention. The execution, delivery and performance by the Parent Parties of this Agreement do not and will not (a) contravene or conflict with the organizational or constitutive documents of the Parent Parties, or (b) contravene or conflict with or constitute a violation of any provision of any Law or any Order binding upon the Parent Parties.

5.5 Finders’ Fees. Except for the Persons identified on Section 5.5 of the Parent Disclosure Letter, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company, Merger Sub, Merger Sub II, Parent or any of their Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

5.6 Issuance of Shares. The PubCo Common Stock issued as part of the Closing Share Consideration, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable.

5.7 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 280,000,000 Parent Class A Shares of which, 8,834,645 are outstanding, 20,000,000 Parent Class B Shares of which, none of which are issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which are issued and outstanding, in each case of the date of this Agreement. Except as contemplated by this Agreement or any of the Additional Agreements, no other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in Parent’s organizational documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) The Merger Sub is authorized to issue 100 shares, par value $0.0001 per share (“Merger Sub Common Stock”), of which 100 shares of Merger Sub Common Stock are issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Merger Sub’s organizational documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub Common Stock or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) All outstanding membership interests of Merger Sub II have been duly authorized, validly issued and are not subject to preemptive rights and are held by Parent.

5.8 Information Supplied. None of the information supplied or to be supplied by the Parent Parties expressly for inclusion or incorporation by reference, and ultimately included or incorporated by reference, in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Additional Agreements, if applicable, will, at the date of filing or mailing, at the time of the Parent Stockholder Meeting or at the First Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or included in the Parent SEC Documents, the Additional Parent SEC Documents, the SEC Statement or any Other Filing).

5.9 Trust Fund. As of the date of this Agreement, Parent has at least $13,500,000 in the trust fund established by Parent for the benefit of its public stockholders (the “Trust Fund”) in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company (the “Trustee”) and such monies are held in trust by the Trustee pursuant to the Investment Management Trust Agreement dated as of December 8, 2020, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms, except as may be limited by the Enforceability Exceptions, and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or that would entitle any Person (other than stockholders of Parent holding Parent Class A Shares sold in Parent’s IPO who shall have elected to redeem their Parent Class A Shares pursuant to Parent’s amended and restated certificate of incorporation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and Parent’s amended and restated certificate of incorporation. The Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the Knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no claims or proceedings pending with respect to the Trust Account.

5.10 Listing. The Parent Class A Shares are listed on Nasdaq, with trading ticker “ALTU.”

5.11 Board Approval. As of the date of this Agreement, the Parent Board of Directors has made the Parent Board Recommendation.

5.12 Parent SEC Documents and Financial Statements.

(a) The Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will use commercially reasonable efforts to file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). The Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year that Parent was required to file such a form, (ii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iii) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (iv) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 5.12 filed by Parent with the SEC since Parent’s formation) (the forms, reports, registration statements and other documents referred to in clauses (i) through (iv) above as they have been amended since the time of their filings, whether or not available through EDGAR, collectively, the “Parent SEC Documents”).

(b) The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is amended, revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions in any information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the SEC Statement or Other Filing. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents.

(c) As used in this Section 5.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

5.13 Certain Business Practices. Neither Parent, nor any director, officer, agent or employee of Parent (in their capacities as such) has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials, employees or political parties or campaigns, (c) violated any provision of the Foreign Corrupt Practices Act or (d) made any other unlawful payment. Neither Parent, nor any director, officer, agent or employee of Parent (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of Parent) has, since the IPO, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Parent or assist Parent in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to (i) adversely affect the business or prospects of Parent and (ii) subject Parent to suit or penalty in any private or governmental Action.

5.14 Anti-Money Laundering Laws. The operations of Parent are and have at all times been conducted in compliance with the Money Laundering Laws, and no Action involving Parent with respect to the Money Laundering Laws is pending or, to the Knowledge of Parent, threatened.

5.15 Affiliate Transactions. Except as described in Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent or any of its subsidiaries, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Parent or any of its subsidiaries, on the other hand.

5.16 Litigation. There is no (a) Action pending, or, to the Knowledge of Parent, threatened in writing against Parent or any of its subsidiaries or that affects its or their assets or properties, or (b) Order outstanding against Parent or any of its subsidiaries or that affects its or their assets or properties. Neither Parent nor any of its subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the preceding sentence that contains any ongoing obligations, restrictions or liabilities (of any nature) that are material to Parent and its subsidiaries.

5.17 Expenses, Indebtedness and Other Liabilities. Except as set forth in the Parent SEC Documents or on Section 5.17 of the Parent Disclosure Letter, Parent does not have any Indebtedness or other liabilities.

5.18 Tax Matters. Except as set forth on Section 5.18 of the Parent Disclosure Letter:(a) (i) All income and other material Tax Returns required to be filed by the Parent Parties have been timely filed (taking into account applicable extensions) and all income and other material Taxes of the Parent Parties due and payable (whether or not shown on any Tax Return) have been paid; (ii) all such Tax Returns (taking into account all amendments thereto) are true, correct and complete and accurate in all material respects; (iii) there are no material Tax audits, examinations or other Actions presently in progress nor has Parent been notified in writing by a Taxing Authority of (nor to the Knowledge of Parent has there been) any request or threat for such a material audit or other examination; (iv) no statute of limitations in respect of the assessment or collection of any material Taxes of Parent has been waived or extended, or requested to be waived or extended, which waiver or extension (or request thereof) is in effect or outstanding; (v) Parent has withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, has paid over to the proper Taxing Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes; (vi) Parent has collected all material sales, use, employment, value added, goods and services, and similar Taxes required to be collected, has paid over to the proper Taxing Authority in a timely manner all such collected amounts required to have been so paid over and complied in all material respects with applicable related reporting requirements with respect to such Taxes; (vii) there is no outstanding request for an advance tax ruling from any Taxing Authority, request for consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or material agreement with any Taxing Authority, in each case, with respect to Taxes of Parent; (viii) there are no material Liens for Taxes (other than Permitted Liens) upon Parent or any of the assets of Parent; (ix) within the past three (3) years, no claim that is currently outstanding has been made in writing by a Taxing Authority in a jurisdiction where Parent has not paid an applicable Tax or filed an applicable Tax Return, asserting that Parent is or may be subject to Tax in such jurisdiction; (x) Parent is not subject to Tax in any country other than the country of incorporation of Parent by virtue of having a branch, office permanent establishment, other activities or other place of business in that country, and Parent is and has always been tax resident solely in its country of incorporation; (xi) Parent is not a party to any Tax sharing, allocation, indemnification or similar Contract (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes); (xii) no Parent Party (A) is or has ever been included in any consolidated, affiliated, combined or unitary Tax Return (other than a group the common parent of which is Parent), or (B) has any liability for the Taxes of any Person (other than another Parent Party) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign Law), as a transferee or successor, by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or otherwise; and (xiii) no claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted, assessed or raised by a Taxing Authority against or relating to Parent that remains unresolved or unpaid.

(b) The Parent will not be required to include any material item of income or exclude any material item of deduction for any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed prior to the Closing: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (ii) an installment sale or open transaction; (iii) a prepaid amount received or deferred revenue realized or received; (iv) a change in the accounting method of Parent pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality or the improper use of a method of accounting; or (v) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date.

(c) Each of the Parent and Merger Sub is, and has been at all times since formation, treated as a corporation for U.S. federal tax purposes. At all times since its formation, Merger Sub II has been treated as an entity disregarded as separate from Parent for U.S. federal tax purposes.

(d) No Parent Party has been a party to any transaction treated by the parties as a distribution of stock qualifying in whole or in part for tax-free treatment under Section 355 or 361 of the Code in the two (2) years prior to the date of this Agreement.

(e) Except as contemplated by this Agreement or the Additional Agreements, no Parent Party has knowingly taken any action (nor knowingly permitted any action to be taken) or is aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the relevant period specified in section 897(c)(1)(A)(ii) of the Code.

(g) Parent has not engaged in a “listed transaction” within the meaning of United States Treasury regulations Section 1.6011-4(b)(2).

ARTICLE VI

COVENANTS OF THE PARTIES PENDING CLOSING

6.1 Conduct of the Business. Each of the Company and Parent covenants and agrees that:

(a) Except as set forth on Section 6.1 of the Company Disclosure Letter or Section 6.1 of the Parent Disclosure Letter, as applicable, from the date hereof through the Closing Date, each party shall conduct business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), and shall not enter into any material transactions outside the ordinary course of business without the prior written consent of the other party, and shall use its commercially reasonable efforts to preserve intact its business relationships with employees, clients, suppliers, contract manufacturing organizations, contract research organizations and other third parties. Without limiting the generality of the foregoing, from the date hereof through and including the Closing Date, without the other party’s prior written consent (which shall not be unreasonably denied, conditioned, withheld or delayed), (x) the Company shall not, and shall cause its Subsidiaries not to, and (y) Parent, Merger Sub and Merger Sub II shall not, as applicable:

(i) except as contemplated by this Agreement or any Additional Agreement, amend, modify or supplement its certificate of incorporation or bylaws or other organizational or governing documents, or engage in any reorganization, reclassification, liquidation, dissolution or similar transaction;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any material right under, (x) with respect to the Company, any Material Contract or (y) with respect to Parent, any material agreement (in each case other than ministerial changes that do not have an economic impact or in the ordinary course of business);

(iii) solely with respect to the Company and its Subsidiaries, modify, amend or enter into any Contract or commitment, including for capital expenditures, that would be considered a Material Contract if in effect on of the date hereof, except in the ordinary course of business;

(iv) make any capital expenditures in excess of $250,000 (individually or in the aggregate) except in the ordinary course of business;

(v) sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or otherwise dispose of any of the Company’s or Parent’s, as applicable, material tangible, except pursuant to existing contracts or commitments disclosed herein or entered into in the ordinary course of business;

(vi) (A) sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, or otherwise encumber or subject to any Lien (other than pursuant to Permitted Liens), abandon, cancel, let lapse or otherwise dispose of any material Intellectual Property, except granting non-exclusive licenses of Owned Intellectual Property to customers in the ordinary course of business consistent with past practices; (B) disclose any material Trade Secrets of the Company or any of its Subsidiaries to any third Person other than pursuant to a written agreement sufficiently restricting the disclosure and use thereof by such Person; or (C) subject any of the Company Software to Copyleft Terms;

(vii) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or other equity securities, or pay, declare or promise to pay any other amount to any stockholder, shareholder or other equityholder in its capacity as such (which for the avoidance of doubt does not include payment of salary, benefits, commissions and other regular and necessary customary payments made in the ordinary course of business consistent with past practices), or except as contemplated by any Additional Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

(viii) except as contemplated by this Agreement or any Additional Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

(ix) (A) make any loan, advance or capital contribution to any Person; (B) incur any Indebtedness, including drawings under the lines of credit, if any, other than (1) loans evidenced by promissory notes made to Parent as working capital advances as described in the Prospectus; (2) intercompany Indebtedness; or (3) any Permitted Company Financing; or (C) repay or satisfy any Indebtedness, other than the repayment of Indebtedness in accordance with the terms thereof;

(x) suffer or incur any Lien, except for Permitted Liens, on the Company’s or Parent’s, as applicable, assets;

(xi) delay, accelerate or cancel, or waive any material right with respect to, any receivables or Indebtedness owed to the Company or Parent, as applicable, or write off or make reserves against the same;

(xii) merge or consolidate or enter a similar transaction with, or acquire all or substantially all of the assets or business of, any other Person; make any material investment in any Person; or be acquired by any other Person;

(xiii) form any Subsidiaries;

(xiv) terminate or allow to lapse any insurance policy protecting any of the Company’s or Parent’s assets, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage substantially equivalent to the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(xv) adopt any severance, retention or other employee health and welfare benefit plan or fail to continue to make timely contributions to each employee health and welfare benefit plan in accordance with the terms thereof;

(xvi) institute, settle or agree to settle any Action before any Authority, in each case in excess of $300,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on such party;

(xvii) except as required by U.S. GAAP, make any material change in its accounting principles, methods or practices or write down the value of its assets;

(xviii) change its principal place of business or jurisdiction of organization;

(xix) issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities other than (A) any redemption by Parent of Parent Class A Shares held by its public stockholder pursuant to Section 6.6; (B) in connection with any Permitted Company Financing; or (C) as otherwise contemplated by this Agreement or any Additional Agreement;

(xx) except as otherwise required by applicable Law, (A) make, change or revoke any material Tax election; (B) adopt or change (or request permission of any Taxing Authority to change) any annual Tax accounting method or period; (C) amend, modify or otherwise change any filed material Tax Return; (D) settle or compromise any claim, notice, audit, assessment or other Action in respect of material Taxes; (E) enter into any Tax allocation, Tax sharing, Tax indemnity, or other agreement relating to any Taxes (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes); (F) surrender or forfeit or allow to expire any right to claim a material Tax refund; (G) file any Tax Return in a manner that is materially inconsistent with the past practices; or (H) except as contemplated by this Agreement or the Additional Agreements, knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xxi) solely with respect to the Company, enter into any transaction with or distribute or advance any assets or property to any of its Affiliates, other than the payment of salary and benefits in the ordinary course of business;

(xxii) other than as required by a Plan set forth on Section 4.17(a) of the Company Disclosure Letter or as explicitly contemplated hereunder, (A) increase or make any material change in the compensation or benefits of any employee or other individual service provider of the Company or make or grant any equity, bonus, change of control, retention, retirement, severance pay or benefits to any current or former employee, director or independent contractor, (B) accelerate the vesting or payment of any compensation or benefits of any employee or other individual service provider of the Company or amend or modify any outstanding award under any Plan, (C) terminate without “cause” any employee or other individual service provider of the Company, (D) hire or engage any new employee or other individual service provider of the Company, (E) make any loan to any present or former employee or other individual service provider of the Company, other than advancement of expenses in the ordinary course of business consistent with past practices, or (F) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization;

(xxiii) plan, announce or implement any reduction in force, early retirement program, furlough or other voluntary or involuntary employment termination program, in each case, not in compliance with the WARN Act;

(xxiv) solely in the case of the Company, enter into any Affiliate Transactions;

(xxv) commit, use or otherwise expend any funds obtained through the Permitted Company Financing in excess of $7,000,000 (individually or in the aggregate); or

(xxvi) agree to do any of the foregoing.

6.2 Exclusivity.

(a) From the date hereof until the earlier of the termination of this Agreement or the Closing, the Company shall not, and shall cause its officers, directors, Affiliates, managers, consultant, employees, representatives and agents (“Representatives”) not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction or (iii) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. Immediately following the execution of this Agreement, the Company shall, and shall cause each of its Representatives, to immediately terminate any existing discussion or negotiations with any Persons other than Parent and Sponsor concerning any Alternative Transaction. The Company shall be responsible for any acts or omissions of any of its respective Representatives that, if they were the acts or omissions of the Company, would be deemed a breach of its obligations hereunder (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against such Representatives with respect to any such acts or omissions). For purposes of this Agreement, the term “Alternative Transaction” means any of the following transactions involving the Company (other than the transactions contemplated by this Agreement): (A) any merger, consolidation, share exchange, business combination or other similar transaction or (B) any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of such the Company or any of its Subsidiaries (other than sales of inventory in the ordinary course of business) or any class or series of the capital stock or other equity interests of the Company, in a single transaction or series of transactions. In the event that there is an unsolicited inquiry or proposal, or an indication of interest by any Person (other than Parent or any of its Representatives) in entering into, an Alternative Transaction, communicated in writing to the Company or any of its respective Representatives (each, an “Alternative Proposal”), the Company shall promptly notify such Person in writing that the Company is subject to an exclusivity agreement with respect to the sale of the Company that prohibits it from considering such Alternative Proposal.

(b) From the date hereof until the earlier of the termination of this Agreement or the Closing, Parent shall not, and shall cause its Representatives not to, directly or indirectly, solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders and/or any of their Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, relating to any business combination transaction (a “Business Combination Proposal”) other than with the Company, its stockholders and their respective Representatives. Parent shall, and shall cause its Representatives to, immediately terminate any existing discussions or negotiations with any Person other than the Company, its stockholders and their respective Representatives, concerning any Business Combination Proposal.

6.3 Access to Information. From the date hereof through and including the Closing Date, the Company and Parent shall each, to the best of its ability, (a) continue to give the other party, its legal counsel and its other representatives reasonable access to the offices, properties and Books and Records, (b) furnish to the other party, its legal counsel and its other representatives such information relating to the business of the Company and Parent as such Persons may reasonably request and (c) cause its employees, legal counsel, accountants and other representatives to cooperate with the other party in its investigation of the Business (in the case of the Company) or the business of Parent (in the case of Parent); provided, that no investigation pursuant to this Section 6.3 (or any investigation made prior to the date hereof) shall affect any representation or warranty given by the Company or Parent and provided, further, that any investigation pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Company. Notwithstanding anything to the contrary expressed or implied in this Agreement, neither party shall be required to provide the access described above or disclose any information to the other party if doing so is, in such party’s reasonable judgement, reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law.

6.4 Notices of Certain Events. Each of Parent and the Company shall promptly notify the other party of:

(a) any notice or other communication from any Person credibly alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or PubCo, post-Closing) to any such Person or create any Lien on any of the Company’s or PubCo’s assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced (or to such party’s knowledge, threatened) against, relating to or involving or otherwise affecting such party (including such party’s stockholders, their equity, assets or business) or that relate to the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results in, or would reasonably be expected to constitute or result in a Material Adverse Effect; and

(e) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in ARTICLE IX not to be satisfied.

6.5 Cooperation with Form S-4/Proxy Statement; Other Filings.

(a) The Company shall promptly provide to Parent such information concerning the Company and the Company Securityholders as is either required by the federal securities laws or reasonably requested by Parent for inclusion in the proxy statement/prospectus and Offer Documents. As promptly as practicable after the receipt by Parent from the Company of all such information, including the PCAOB Financial Statements, Parent and shall prepare and file with the SEC, and with all other applicable regulatory bodies, proxy materials for the purpose of soliciting proxies from holders of Parent Common Stock sufficient to obtain Parent Stockholder Approval at a meeting of holders of Parent Common Stock to be called and held for such purpose (the “Parent Stockholder Meeting”). Such proxy materials shall be in the form of a proxy statement (the “Proxy Statement”), which shall be included in a registration statement on Form S-4 (the “Form S-4”) filed by Parent with the SEC, pursuant to which the PubCo Common Shares issuable in the First Merger shall be registered. Parent shall promptly respond to any SEC comments on the Form S-4, and shall request that the SEC declare the Form S-4 effective as promptly as practicable after receiving notification from the SEC that the SEC does not have any further comments on the Form S-4. The Proxy Statement, the Form S-4 and the documents included or referred to therein, together with any supplements, amendments or exhibits thereto, are referred to herein as the “Offer Documents”.

(b) Parent shall (i) permit the Company and its counsel to review and comment on the Proxy Statement and Form S-4 and any exhibits, amendments or supplements thereto (or other related documents) and (ii) consider any such comments in good faith. As promptly as practicable after receipt thereof, Parent shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspondence is oral, a summary thereof), including any comments from the SEC or its staff, between Parent or any of its representatives, on the one hand, and the SEC or its staff or other government officials, on the other hand, with respect to the Proxy Statement and the S-4, and, in each case, shall consult with the Company and its counsel concerning any such correspondence. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Proxy Statement or the S-4 or any amendment or supplement thereto has been filed with the SEC and the time when the Form S-4 is declared effective or any stop order relating to the Form S-4 is issued. Except as otherwise required by applicable Law, Parent covenants that none of Parent, the Parent Board of Directors nor any committee of the Parent Board of Directors shall withdraw or modify, or propose publicly or by formal action of Parent, the Parent Board of Directors or any committee of the Parent Board of Directors to withdraw or modify, in a manner adverse to the Company, the Parent Board Recommendation or any other recommendation by Parent, the Parent Board of Directors or any committee of the Parent Board of Directors of in connection with any of the Parent Proposals. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, in response to a bona fide proposal that the Parent Board of Directors determines in good faith (after consultation with outside counsel and a financial advisor) constitutes, or is reasonably expected to lead to, a Superior Proposal with respect to Parent that did not result from a breach of Section 6.2(b), the Parent Board of Directors may, if the Parent Board of Directors determines (after receiving the advice of outside counsel) that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties, (x) participate in discussions or negotiations regarding such Superior Proposal, and (y) withhold, withdraw (or amend, qualify or modify in a manner adverse to the Company, Merger Sub or Merger Sub II), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to the Company, Merger Sub or Merger Sub II), the Parent Board Recommendation (the “Change in Recommendation”).

(c) As soon as practicable following the date on which the Form S-4 is declared effective by the SEC (such effective date, the “S-4 Effective Date”), Parent shall distribute the Proxy Statement to the holders of Parent Common Stock and, pursuant thereto, shall call the Parent Stockholder Meeting in accordance with its organizational documents and the laws of the State of Delaware and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby and the other matters presented to Parent’s stockholders for approval or adoption at the Parent Stockholder Meeting, including the matters described in Section 6.5(e).

(d) Parent and the Company shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act and all applicable Laws of the State of Delaware and Nasdaq in the preparation, filing and distribution of the Form S-4 and the Proxy Statement (or any amendment or supplement thereto), as applicable, the solicitation of proxies under the Proxy Statement and the calling and holding of the Parent Stockholder Meeting. Without limiting the foregoing, Parent shall ensure that each of the Form S-4, as of the S-4 Effective Date, and the Proxy Statement, as of the date on which it is first distributed to Parent’s stockholders, and as of the date of the Parent Stockholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided, that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished by the Company for inclusion in the Proxy Statement). The Company represents and warrants that the information relating to the Company supplied by the Company and included in the Form S-4 or the Proxy Statement, as applicable, as of the S-4 Effective Date and the date on which the Proxy Statement (or any amendment or supplement thereto) is first distributed to Parent’s stockholders or at the time of the Parent Stockholder Meeting, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. If at any time prior to the First Effective Time, a change in the information relating to the Company or any other information furnished by Parent, Merger Sub, Merger Sub II or the Company for inclusion in the Proxy Statement, which would make the preceding sentence incorrect, should be discovered by Parent, Merger Sub, Merger Sub II or the Company, as applicable, such party shall promptly notify the other parties of such change or discovery and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to Parent’s stockholders. In connection therewith, Parent, Merger Sub, Merger Sub II and the Company shall instruct their respective employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent as relevant if required to achieve the foregoing. In the event there is any tax opinion, comfort letter or other opinion in respect of Tax consequences of or related to the transactions contemplated by this Agreement required by the SEC to be provided in connection with any of the Offer Documents, (i) to the extent such opinion relates to Parent or any equityholders thereof, Parent shall use its reasonable best efforts to cause its tax advisors to provide such opinion, subject to customary assumptions and limitations, and (ii) to the extent such opinion relates to the Company or any equityholders thereof, the Company shall use its reasonable best efforts to cause its tax advisors to provide such opinion, subject to customary assumptions and limitations; provided, that notwithstanding anything herein to the contrary, neither this provision nor any other provision in this Agreement shall (x) require counsel to Parent or Parent’s tax advisors to provide an opinion that the Mergers qualifies for the Intended Tax Treatment or (y) require the provision of an opinion with respect to Tax matters by any party’s counsel or advisors to be an express condition precedent to the Closing. In the event a tax opinion is required by the SEC at or prior to the Closing in respect of Tax consequences of or related to the transactions contemplated by this Agreement, the Company and Parent shall use their respective reasonable best efforts to reasonably cooperate (and cause their Affiliates to reasonably cooperate) with the other parties hereto and their respective tax advisors in connection with the issuance of such tax opinion and, to the extent requested by the relevant counsel, execute and deliver (or caused to be executed and delivered) customary tax representation letters to such counsel in form and substance reasonably satisfactory to such counsel for purposes of delivering such tax opinion and reasonably acceptable to Parent, the Company, or applicable Affiliate, as the case may be.

(e) In accordance with the Parent Certificate of Incorporation and applicable securities laws, rules and regulations, including the DGCL and rules and regulations of Nasdaq in the Proxy Statement, Parent shall seek from the holders of Parent Common Stock the approval of the following proposals: (i) the Parent Stockholder Approval; (ii) adoption and approval of the an amended and restated certificate of incorporation of PubCo (the “PubCo Certificate of Incorporation”), in a form to be mutually agreed to by the Company and Parent, which shall provide for, among other things, the change of the name of Parent to “Picard Medical Holdings, Inc.”; (iii) approval of the PubCo Equity Incentive Plan; (iv) approval of the issuance of more than 20% of the Parent Common Stock to the Company Securityholders and the Closing Investors in connection with the First Merger under applicable exchange listing rules; (v) approval to adjourn the Parent Stockholder Meeting, if necessary; and (vi) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Mergers as determined by Parent (the proposals set forth in the forgoing clauses (i) through (vi) collectively, the “Parent Proposals”).

(f) Parent, with the assistance of the Company, shall use its reasonable best efforts to cause the S-4 and the Proxy Statement to “clear” comments from the SEC and the S-4 to become effective as promptly as reasonably practicable.

(g) Notwithstanding anything else to the contrary in this Agreement or any Additional Agreements, Parent may make any public filing with respect to the Mergers to the extent required by applicable Law.

(h) Parent shall call and hold the Parent Stockholder Meeting as promptly as practicable after the S-4 Effective Date for the purpose of seeking the approval of each of the Parent Proposals, and Parent shall consult in good faith with the Company with respect to the date on which such meeting is to be held. Parent shall use reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the Mergers, each Parent Proposal and this Agreement. The Company acknowledges that a substantial portion of the Proxy Statement shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide Parent with such information as shall be reasonably requested by Parent for inclusion in or attachment to the Proxy Statement, and that such information is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company understands that such information shall be included in the Proxy Statement/Form S-4 or responses to comments from the SEC or its staff in connection therewith. The Company shall make, and cause each Subsidiary to make, their managers, directors, officers and employees available to Parent and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC. Parent and the Company shall respond in a timely manner to comments from the SEC; provided, that with respect to Parent, the Company complies with its obligations set forth in the preceding sentence.

6.6 Trust Account. Parent covenants that it shall cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including for the payment of (a) all amounts payable to public stockholders of Parent holding Parent Class A Shares who shall have validly redeemed their Parent Class A Shares upon acceptance by Parent of such Parent Class A Shares (the “Parent Redemption Amount”), (b) the expenses to the third parties to which they are owed, and (c) the remaining monies in the Trust Account to Parent after the Closing.

6.7 Obligations of Merger Sub and Merger Sub II. Parent shall take all action necessary to cause each of Merger Sub and Merger Sub II to perform its obligations under this Agreement and to consummate the transactions contemplated under this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

6.8 Sponsor Support Agreement. None of Parent, Merger Sub, Merger Sub II or any of their respective Affiliates or representatives shall make or agree to any material amendments, changes, modifications or waivers to the Sponsor Support Agreement without the prior written consent of the Company, which consent may not be unreasonably denied, conditioned, granted or withheld or delayed.

6.9 No Parent Common Stock Transactions. From and after the date of this Agreement until the First Effective Time, except as expressly contemplated by this Agreement, the Company shall not engage in any transactions involving the securities of Parent without the prior written consent of Parent if the Company possesses material non-public information of Parent.

ARTICLE VII

COVENANTS OF THE COMPANY

7.1 Commercially Reasonable Efforts to Obtain Consents. The Company shall use its commercially reasonable efforts to obtain each consent set forth on Section 7.1 of the Company Disclosure Letter.

7.2 Company’s Stockholders Approval.

(a) As promptly as reasonably practicable, and in any event within three (3) Business Days after the Form S-4 is declared effective by the SEC (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to Parent a true, complete and correct copy of a written consent (in form and substance reasonably satisfactory to Parent and certified by an executive officer of the Company) evidencing the Company Stockholder Approval that is duly executed by the Company Stockholders that hold at least the requisite number and class of issued and outstanding shares of Company Capital Stock required to obtain the Company Stockholder Approval (the “Company Stockholder Written Consent”).

(b) Neither the Company Board of Directors, nor any committee thereof, shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Parent, the Company Board Recommendation.

7.3 PCAOB Financial Statements. The Company shall use its best efforts to, by May 31, 2023, deliver to Parent (a) the audited consolidated balance sheets of the Company and its Subsidiaries and the related audited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company and its Subsidiaries as of and for any year-to-date period and as of and for the end of any fiscal quarter and any pro forma financial statements, in each case, that are required to be included in the SEC Statement for the two years ended December 31, 2022 and 2021, and (b) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2023, and the related unaudited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company and its Subsidiaries thereto and for the three months ended March 31, 2023 (collectively, the “PCAOB Financial Statements”). From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with ARTICLE X, the Company shall use reasonable best efforts to promptly deliver to Parent and PubCo any unaudited consolidated balance sheets of the Company and its Subsidiaries and the related unaudited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the end of any fiscal quarter and any required pro forma financial statements, in each case, that are required to be included in the SEC Statement (the “Unaudited Interim Financial Statements”). All such financial statements, together with any audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company and its Subsidiaries that are required to be included in the SEC Statement, (i) will be prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) in the case of any audited financial statements, will be audited in accordance with the standards of the Public Company Accounting Oversight Board and contain an unqualified report of the Company’s auditor and (iii) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

7.4 Private Placement Memorandum. As promptly as reasonably practicable after the date of this Agreement, but in no event later than May 5, 2023 (the “PPM Delivery Deadline”), the Company shall deliver to Parent the final version of the private placement memorandum setting forth the terms of the Private Placement, including details of the offering and customary information regarding the Company, in each case as mutually agreed between Parent and the Company.

7.5 Release of Liens. From the date hereof through the Closing Date, the Company shall use its reasonable best efforts to make any filings, releases, discharges, deeds and other documents necessary to evidence the release by all lenders or other financial institutions and other Persons (the “Lenders”) of all Liens set forth on Section 7.5 of the Company Disclosure Letter (the “Outstanding Liens”), before or substantially simultaneously with the Closing. The Company shall request that the Lenders deliver letters or similar written confirmation (each, a “Release Confirmation”), before or substantially simultaneously with the Closing, confirming that (a) all Outstanding Liens shall be, upon the Closing Date, released by all lenders or other financial institutions thereunder and (b) any loan, liability or other obligation underlying such Outstanding Liens shall be, upon the Closing Date, terminated. The Company shall keep Parent reasonably informed (in writing) on a current basis regarding any material developments relating to their request for Release Confirmations.

ARTICLE VIII

COVENANTS OF ALL PARTIES HERETO

8.1 Commercially Reasonable Efforts; Further Assurances; Governmental Consents.

(a) Subject to the terms and conditions of this Agreement, each party (other than the Stockholders’ Representative) shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, or as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement, including using its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable Authorities prior to the First Effective Time; (ii) avoid an Action by any Authority, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. The parties (other than the Stockholders’ Representative) shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement. Each party (other than the Stockholders’ Representative) shall (A) make any required filings or notifications pursuant to the HSR Act or any other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement promptly (and in any event within fifteen (15) Business Days) following the date of this Agreement and (B) respond as promptly as reasonably as practicable to any requests by any Authority for additional information and documentary material that may be requested pursuant to the HSR Act. The Company shall pay all Antitrust Fees.

(b) Subject to applicable Law, each of the Company and Parent agrees to (i) cooperate and consult with the other regarding obtaining and making all notifications and filings with Authorities, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party or any Authority with respect to such transactions, (iv) permit the other party to review and incorporate the other party’s reasonable comments in any communication to be given by it to any Authority with respect to any filings required to be made with, or action or nonactions, waivers, expirations or terminations of waiting periods, clearances, consents or orders required to be obtained from, such Authority in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (v) to the extent reasonably practicable, consult with the other in advance of and not participate in any meeting or discussion relating to the transactions contemplated by this Agreement, either in person or by telephone, with any Authority in connection with the proposed transactions unless it gives the other party the opportunity to attend and observe; provided, however, that, in each of clauses (ii), (iii) and (iv) above, that materials may be redacted (A) to remove references concerning the valuation of such party and its Affiliates, (B) as necessary to comply with contractual arrangements or applicable Laws, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Without limiting the foregoing, each of the Company and Parent and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Authority not to consummate the transactions contemplated hereby or by the Additional Agreements, except with the prior written consent of the other party.

8.2 Confidentiality. Except as necessary to complete the Offer Documents or any Other Filings, the Company, on the one hand, and Parent, Merger Sub and Merger Sub II, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from another source, which source is not the agent of the other party and is not under any obligation of confidentiality with respect to such information); and no party shall release or disclose such information to any other Person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Law, to the extent legally permissible, such party shall give timely written notice to the other party so that such party may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Offer Documents and Other Filings. Notwithstanding anything in this Agreement to the contrary, following the Closing, the Stockholders’ Representative shall be permitted to disclose information as required by Law or to employees, advisors, agents or consultants of the Stockholders’ Representative and to the Company Securityholders, in each case who have a need to know such information, provided, that such persons are subject to confidentiality obligations with respect thereto.

8.3 Directors’ and Officers’ Indemnification and Liability Insurance.

(a) For not less than six (6) years from and after the Closing Date, all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring through the Closing Date now existing in favor of the current or former directors and officers of the Company and Parent as provided in their respective organizational documents, in any indemnification agreements or other similar agreements between such directors or officers and the Company or Parent, as applicable, shall survive the applicable Merger and shall continue in full force and effect in accordance with their terms and PubCo shall not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For not less than six (6) years from and after the Closing Date, PubCo agrees that it shall indemnify and hold harmless each current and former director and officer of the Company and Parent against any costs or expenses (including reasonable attorneys’ fees), judgements, fines, losses, claims, damages or liabilities in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent that the Company or Parent, as the case may be, would have been permitted under applicable Law and their respective Governing Documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(c) For not less than six (6) years from and after the Closing Date, PubCo shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Parent’s and the Company’s directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Parent or its agents or Representatives) on terms not less favorable than the terms of such current insurance coverage. PubCo shall either (i) cause coverage to be extended and expanded under the current directors’ and officers’ liability insurance by obtaining a six year “tail” prepaid Side A, Side B and Side C directors & officers insurance policy or (ii) obtain a six year prepaid Side A, Side B and Side C directors & officers insurance policy with the same or better credit rating as PubCo’s current directors’ and officers’ liability insurance carriers, in each case, on terms, conditions, retentions and limits of liability reasonably acceptable to Parent’s and the Company’s directors’ and officers’ liability insurance policies than the existing directors’ and officers’ liability insurance maintained by Parent and the Company, as applicable, so long as the annual premiums of such policy does not exceed three hundred percent (400%) of the annual amount paid by Parent and the Company, as applicable, for coverage during its current coverage period; provided, that, if the annual premium of such insurance coverage exceeds such amount, PubCo shall be obligated to obtain a “tail” policy with the greatest coverage available for a cost not exceeding such amount from insurance carriers with the same or better credit rating as PubCo’s current directors’ and officers’ liability insurance carriers.

(d) The provisions of this Section 8.3 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of the Company or Parent for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.

8.4 Nasdaq Listing. Parent shall use its reasonable best efforts to cause (a) Parent’s initial listing application with the Nasdaq in connection with the transactions contemplated by this Agreement to have been approved; (b) all applicable initial and continuing listing requirements of the Nasdaq to be satisfied; and (c) the PubCo Common Stock issued as the Closing Share Consideration, to be approved for listing on the Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement and in any event prior to the First Effective Time.

8.5 Certain Tax Matters.

(a) The Stockholders’ Representative shall (and shall cause its Affiliates to) provide any information reasonably requested to allow Parent or the Company to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws with respect to the transactions contemplated by, or any payment made in connection with, this Agreement.

(b) All transfer, documentary, sales, use, value added, goods and services, stamp, excise, registration, notarial fees and other similar Taxes and fees (collectively, “Transfer Taxes”) that become payable by any of the parties in connection with or by reason of the execution of this Agreement and consummation of the transactions contemplated hereunder shall be treated as a Transaction Expense. The party responsible for filing any necessary Tax Returns and other documentation with respect to all such Transfer Taxes under applicable Law shall cause such Tax Returns to be filed, and, if required by applicable Law, the other parties shall, and shall cause their respective Affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation, as applicable. Each party shall (and shall cause its Affiliates to) use commercially reasonable efforts to provide certificates or forms that are reasonably necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax to the extent available under applicable Law.

8.6 Equity Incentive Plan; PubCo Bylaws and PubCo Certificate of Incorporation. Prior to the S-4 Effective Date:

(a) Parent shall adopt a new equity incentive plan that is consistent with current market-based equity incentive plans and developed in consultation with the Company and third-party advisors (the “PubCo Equity Incentive Plan”). The PubCo Equity Incentive Plan shall have such number of shares available for issuance as mutually determined by the Company and Parent; and

(b) Parent shall adopt the PubCo Certificate of Incorporation and the amended and restated bylaws of PubCo in a form to be mutually agreed to by the Company and Parent (the “PubCo Bylaws”). The PubCo Certificate of Incorporation and the PubCo Bylaws shall be prepared by the Company in good faith on commercially reasonable and market-based terms reasonably acceptable to the Parent.

8.7 Permitted Company Financing. From the date hereof through the Closing Date, the Parties shall use commercially reasonable efforts to secure the Private Placement and other equity, equity-linked or debt financing (including convertible debt) for the Company (subject to the terms and limitations set forth in Section 8.7 of the Company Disclosure Letter), in each case on commercially reasonable and market-based terms reasonably acceptable to the Company acting in good faith and in consultation with Parent (each, a “Permitted Company Financing”). Each Party shall promptly inform the other Party of all aspects and developments related to obtaining such Permitted Company Financing, including the proposed terms and conditions thereof and any material decisions or actions related to obtaining such Permitted Company Financing. The Company shall not make or agree to make any amendments, changes, modifications or waivers to any Contracts underlying any Permitted Company Financing without the prior written consent of Parent, which consent may not be unreasonably denied, conditioned, granted or withheld or delayed.

8.8 Closing Offering. From the date hereof through the Closing Date, the Parties shall use commercially reasonable efforts to secure at the Closing, equity, equity-linked, equity lines of credit and other financing commitments and debt financing (including convertible debt) from one or more investors in support of the transactions, including financing commitments for Parent (subject to the terms and limitations set forth in Section 8.8 of the Company Disclosure Letter), in each case on commercially reasonable and market-based terms reasonably acceptable to Parent and the Company, acting together in good faith (the “Closing Offering”). Each Party shall promptly inform the other Party of all aspects and developments related to obtaining the Closing Offering, including the proposed terms and conditions thereof and any material decisions or actions related to the Closing Offering. Parent shall not make or agree to make any amendments, changes, modifications or waivers to any Contracts underlying the Closing Offering without the prior written consent of the Company, which consent may not be unreasonably denied, conditioned, granted or withheld or delayed.

8.9 Financing Cooperation. From the date hereof through the Closing Date, the Parties shall use commercially reasonable efforts to identify additional sources of financing for the Permitted Company Financing and Closing Offering and negotiate the underlying subscription, financing and similar agreements in connection with ensuring the closing condition set forth in Section 9.3(g) is satisfied and reasonably cooperate in a timely manner in connection with any such efforts, including (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to potential investors and lenders in the Permitted Company Financing and their respective representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to the Permitted Company Financing and the Closing Offering. All such cooperation, assistance and access shall be granted upon reasonable prior notice and during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Parties and shall be subject to any limitations under applicable Law.

ARTICLE IX

CONDITIONS TO CLOSING

9.1 Condition to the Obligations of the Parties. The obligations of all of the parties to consummate the Mergers are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law and no Order shall restrain or prohibit or impose any condition on the consummation of the transactions contemplated by this Agreement.

(b) Each consent or approval required to be obtained from any Authority set forth on Schedule 9.1(b) shall have been obtained and each applicable waiting period or consent or approval under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable.

(c) There shall not be any Action brought by any governmental Authority to enjoin or otherwise restrict the consummation of the transactions contemplated by this Agreement.

(d) Each of the Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

9.2 Conditions to Obligations of Parent, Merger Sub and Merger Sub II. The obligation of Parent, Merger Sub and Merger Sub II to consummate the Mergers is subject to the satisfaction, or the waiver in Parent’s sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) at or prior to the Closing Date.

(b) The representations and warranties of the Company contained in this Agreement (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect), other than the Company Fundamental Representations, shall be true and correct in all material respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date).

(c) The Company Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) Parent shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer certifying the accuracy of the provisions of the foregoing Clauses (a) through (c) of this Section 9.2.

(e) Parent shall have received a certificate signed by the Secretary of the Company attaching true and correct copies of (i) the Company Certificate of Incorporation and by-laws, certified as of a recent date by the. Secretary of State of the State of Delaware; (ii) copies of resolutions duly adopted by the Company Board of Directors authorizing this Agreement, the Additional Agreements to which the Company is a party and the transactions contemplated hereby and thereby and the Company Stockholder Written Consent; and (iii) a certificate of good standing of the Company, certified as of a recent date by the Secretary of State of the State of Delaware.

(f) The Company and the Specified Company Securityholders shall have duly executed and delivered to Parent a copy of the Registration Rights Agreement.

(g) The Company Securityholders shall have duly executed and delivered to Parent a copy of the Lock-Up Agreement.

(h) The Company shall deliver to Parent documentation evidencing to the reasonable satisfaction of Parent, the release of all Outstanding Liens.

(i) The Company shall deliver to Parent documentation evidencing to the reasonable satisfaction of Parent, the termination of the Investors’ Rights Agreement and the release of all obligations of the Company thereunder;

(j) There shall not have been a Material Adverse Effect since the date hereof.

(k) The Company shall have delivered to Parent a duly executed certificate conforming to the requirements of Sections 1.897-2(h) and 1.1445-2(c)(3)(i) of the Treasury Regulations, and a notice to be delivered to the Internal Revenue Service prepared in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations, each dated no more than thirty (30) days prior to the Closing Date and in substantially the form attached hereto as Exhibit F, certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code.

9.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Mergers are subject to the satisfaction, or the waiver in the Company’s sole and absolute discretion, of all of the following further conditions:

(a) Parent, Merger Sub and Merger Sub II shall each have duly performed or complied with, in all material respects, all of its respective obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by Parent, Merger Sub or Merger Sub II, as applicable, at or prior to the Closing Date.

(b) The representations and warranties of Parent, Merger Sub and Merger Sub II contained in this Agreement (disregarding all qualifications contained therein relating to materiality or “material adverse effect”) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct at and as of such earlier date), except for any failures of such representations and warranties that would not in the aggregate reasonably be expected to have a material adverse effect on Parent’s ability to consummate the transactions contemplated by this Agreement and the Additional Agreements.

(c) The Parent Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or “material adverse effect”) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) The Company shall have received a certificate signed by an authorized officer of Parent certifying the accuracy of the foregoing clauses (a), (b) and (c) of this Section 9.3.

(e) The PubCo Certificate of Incorporation shall have been filed with, and declared effective by, the Delaware Secretary of State.

(f) Parent and the Sponsor shall have executed and delivered to the Company a copy of the Registration Rights Agreement.

(g) The Aggregate Parent Closing Cash shall be equal to or greater than $38,000,000, subject to the limitations set forth in Section 9.3(g) of the Company Disclosure Letter.

(h) Parent’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the First Effective Time, Parent shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and Parent shall not have received any notice of non-compliance therewith, and the PubCo Common Stock issued as the Closing Share Consideration shall have been approved for listing on Nasdaq.

ARTICLE X

TERMINATION

10.1 Termination Without Default.

(a) In the event that (i) the Closing of the transactions contemplated hereunder has not occurred by October 1, 2023 (the “Outside Date”); provided, that if the SEC has not declared the Proxy Statement/ Form S-4 effective on or prior to October 1, 2023, the Outside Date shall be automatically extended to December 11, 2023, and (ii) the party (i.e., Parent, Merger Sub or the Merger Sub II, on one hand, or the Company, on the other hand) seeking to terminate this Agreement is not in material breach of this Agreement, then Parent or the Company, as applicable, shall have the right, at its sole option, to terminate this Agreement without liability to the other party. Such right may be exercised by Parent or the Company, as the case may be, giving written notice to the other at any time after the Outside Date.

(b) In the event (i) an Authority shall have issued an Order, having the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers, which Order is final and non-appealable or (ii) any applicable Law is in effect making the consummation of the Mergers illegal, Parent or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party by giving written notice to such other party; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Parent or the Company if the failure of such Person to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, such Law or Order.

(c) This Agreement may be terminated by the mutual written consent of the Company and Parent.

10.2 Termination Upon Default.

(a) Parent may terminate this Agreement by giving written notice to the Company at any time prior to the Closing, without prejudice to any rights or obligations Parent, Merger Sub or Merger Sub II may have, if: (i) (x) the Company shall have breached any representation, warranty, agreement or covenant contained herein which has rendered or would render the satisfaction of any of the conditions set forth in Section 9.2 impossible and (y) such breach cannot be cured or is not cured by the earlier of the Outside Date and thirty (30) days following receipt by the Company of a written notice from Parent describing in reasonable detail the nature of such breach; (ii) evidence that the Company Stockholder Written Consent was obtained is not delivered to Parent by the Company Stockholder Written Consent Deadline in accordance with Section 7.2(a); or (iii) the Company has not delivered to Parent the PCAOB Financial Statements by June 15, 2023; or (iv) the PCAOB Financial Statements reflect a material deterioration in the Company’s financial condition as compared to the Financial Statements, in the reasonable discretion of Parent.

(b) The Company may terminate this Agreement by giving written notice to Parent at any time prior to the Closing, without prejudice to any rights or obligations the Company may have, if: (i) Parent shall have breached any of its covenants, agreements, representations, and warranties contained herein, which has rendered or would render the satisfaction of any of the conditions set forth in Section 9.3 impossible; and (ii) such breach cannot be cured or is not be cured by the earlier of the Outside Date and thirty (30) days following receipt by Parent of a written notice from the Company describing in reasonable detail the nature of such breach.

(c) Parent may terminate this Agreement by giving written notice to the Company if the Company Stockholder Written Consent is not obtained by the Company Stockholder Written Consent Deadline.

(d) At any time prior to obtaining Parent Stockholder Approval, Parent may terminate this Agreement by giving written notice to the Company in order for Parent to enter into a definitive agreement with respect to a Superior Proposal, provided that Parent has otherwise complied with its obligations under Section 6.2(b).

10.3 Effect of Termination. If this Agreement is terminated pursuant to this ARTICLE X, this Agreement shall become void and be of no further force or effect, without any liability on the part of any party (or any shareholder, director, officer, employee, Affiliate, agent, consultant or representative of such party) to the other party hereto or any other Person, except as set forth in this ARTICLE X; provided, that, no such termination shall relieve any party from liability arising out of or incurred as a result of the willful breach by such party of this Agreement or such party’s fraud, in which case such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such willful breach or fraud. The provisions of Section 8.2, this ARTICLE X and ARTICLE XI shall survive any termination hereof pursuant to this ARTICLE X.

10.4 Parent Termination Fees. In the event this Agreement is validly terminated by Parent pursuant to Section 10.2(d), then Parent shall pay to the Company the Parent Termination Fee within seven (7) calendar days following such termination. Other than with respect to claims for fraud, the Company’s right to receive the one-time payment of the Parent Termination Fee from Parent as provided in this Section 10.4 shall be the sole and exclusive remedy available to the Company against Parent or any of its former, current or future equityholders or Representatives with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by Parent pursuant to Section 10.2(d), and, upon such payment of the Parent Termination Fee, none of Parent’s or any of its former, current or future equityholders or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The parties acknowledge that the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. The parties acknowledge and agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand, electronic mail or recognized courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by email, on the date of transmission; or (c) five (5) days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (or, following the Closing, the Surviving Corporation, the Surviving Entity or Parent), to:

Picard Medical, Inc.

4 Palo Alto Sq, Ste 200

Palo Alto, CA 94025

Attn: Daniel Teo

e-mail: danteo@picardmedical.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol St., Suite 2400

Houston, TX 77002

Attn: Michael J. Blankenship

e-mail: MBlankenship@winston.com

if to the Stockholders’ Representative, or to the Company Securityholders after Closing, to:

Hunniwell Picard I, LLC

4 Palo Alto Sq, Ste 200

Palo Alto, CA 94025

Attn: Daniel Teo

e-mail: danteo@hunniwell.com

if to Parent, Merger Sub or Merger Sub II:

Altitude Acquisition Corp.

400 Perimeter Center Terrace Suite 151

Atlanta, Georgia 30346

Attn: Gary Teplis

e-mail: gary.teplis@altitudeac.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attn:    Elliot Smith

Bryan Luchs

Emilio Grandio

e-mail: elliott.smith@whitecase.com

bryan.luchs@whitecase.com

emilio.grandio@whitecase.com

11.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything to the contrary contained herein, no party shall seek, nor shall any party be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

11.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

11.4 Publicity. Except as required by law or applicable stock exchange rules and except with respect to the Additional Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law or applicable stock exchange rules, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other party reasonable time to comment on such disclosure in advance of its issuance.

11.5 Expenses. Except as provided herein, each party (in the case of the Stockholders’ Representative, solely on behalf of the Company Securityholders) shall bear its own costs and expenses in connection with this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby as of the Closing Date, including the fees and expenses of investment bankers and other advisors, legal counsel, accountants, consultants, financial advisors and other Representatives and due-diligence (including travel-related) costs, fees and expenses incurred in connection with the transactions contemplated hereby (collectively, the “Transaction Expenses”) provided, however, that upon the Closing, PubCo shall pay and/or reimburse the Transaction Expenses of (a) the Company, up to a maximum amount of $2,000,000, (b) Parent, including the deferred underwriter’s compensation payable to Cantor Fitzgerald & Co and the other underwriters of Parent’s initial public offering, up to a maximum amount of $4,500,000 (excluding placement agents’ fees in connection with the Closing Offering). For the avoidance of doubt “Transaction Expenses” shall not be deemed to include any fees, costs or expenses incurred or payable in connection with obtaining directors’ and officers’ liability insurance in accordance with Section 8.3(c).

11.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

11.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

11.8 Jurisdictions; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.8. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.9 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any of the Additional Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or the Additional Agreements and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with ARTICLE X, this being in addition to any other remedy to which they are entitled under this Agreement or the Additional Agreement, and (ii) the right of specific enforcement is an integral part of the transactions and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement or the Additional Agreements and to enforce specifically the terms and provisions of this Agreement or the Additional Agreements in accordance with this Section 11.9 shall not be required to provide any bond or other security in connection with any such injunction.

11.10 Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Agreement and any of the closing deliverables contemplated hereby by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any of the closing deliverables contemplated hereby.

11.11 Entire Agreement. This Agreement, together with the Additional Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof.

11.12 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

11.13 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

11.14 Third Party Beneficiaries. Except as provided in Section 8.3 and Section 11.17, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

11.15 Waiver. Reference is made to the final prospectus of Parent, dated December 8, 2020 (the “Prospectus”). The Company has read the Prospectus and understands that Parent is a blank check company with powers and privileges to effect the Mergers. The Company acknowledges that, as described in the Prospectus, Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. The Company further acknowledges that, if the Mergers and the other transactions contemplated by this Agreement, or in the event of the termination of this Agreement, another merger, are not consummated by December 11, 2023 or such later date as approved by the holders of a majority of the Parent Common Stock, for and in consideration of Parent agreeing to enter into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Stockholders’ Representative, for itself and on behalf of the Company Securityholders, hereby agrees that it (a) does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claims arises based on contract, tort, equity or any theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent, and (c) will not seek recourse against the Trust Account for any reason whatsoever.

11.16 Stockholders’ Representative. By virtue of the adoption of this Agreement and the transactions contemplated hereby, the approval of the principal terms of the Mergers and the consummation of the Mergers or participating in the Mergers and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Mergers, each Company Securityholder shall be deemed to have appointed the designation of, and hereby designates, Hunniwell Picard I, LLC as the Stockholders’ Representative for all purposes in connection with this Agreement and any agreement ancillary hereto, including (a) to give and receive notices and communications to Parent for any purpose under this Agreement and the Additional Agreements; (b) to act on behalf of Company Securityholders in accordance with the provisions of the Agreement, the securities described herein and any other document or instrument executed in connection with the Agreement and the Mergers; and (c) to take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing. The Stockholders’ Representative may resign at any time. Such agency may be changed by the Company Securityholders from time to time upon no less than twenty (20) days’ prior written notice to Parent; provided, however, that the Stockholders’ Representative may not be removed unless holders of a majority of the Company Securities (on an as converted or exercised basis) outstanding immediately prior to the First Effective Time agree to such removal. Any vacancy in the position of Stockholders’ Representative may be filled by approval of the holders of a majority of the Company Securities (on an as converted or exercised basis) outstanding immediately prior to the First Effective Time. No bond shall be required of the Stockholders’ Representative. The Stockholders’ Representative will incur no liability of any kind with respect to any action or omission by the Stockholders’ Representative in connection with the Stockholders’ Representative’s services pursuant to this Agreement and any agreement ancillary hereto, except in the event of liability directly resulting from the Stockholders’ Representative’s gross negligence or willful misconduct. The Stockholders’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Company Securityholders will indemnify, defend and hold harmless the Stockholders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholders’ Representative’s execution and performance of this Agreement and any agreement ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that Representative Losses shall not include costs (other than third party expenses) incurred by the Stockholders’ Representative in the ordinary course of business of the Stockholders’ Representative under the engagement letter entered into by the Stockholders’ Representative, the Company, and certain of the Company Securityholders; and provided, further, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Company Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholders’ Representative by the Company Securityholders, any such Representative Losses may be recovered by the Stockholders’ Representative from the funds in the Expense Fund; provided, that, while this provision allows the Stockholders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Company Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholders’ Representative be required to advance its own funds on behalf of the Company Securityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholders’ Representative under this Section 11.16. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholders’ Representative or the termination of this Agreement. The Company Securityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Stockholders’ Representative’s responsibilities, the Stockholders’ Representative will deliver any remaining balance of the Expense Fund to the Company. For Tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Company at the time of Closing.

11.17 Non-Recourse. This Agreement may be enforced only against, and any dispute, claim or controversy based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth in this Agreement with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of any named party to this Agreement (which Persons are intended third party beneficiaries of this Section 11.17) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any dispute, claim or controversy based on, arising out of, or related to this Agreement or the transactions contemplated hereby, provided, that this Section 11.17 shall not apply to Section 11.16, which shall be enforceable by the Stockholders’ Representative in its entirety against the Company Securityholders.

11.18 Survival of Representations and Warranties. The representations and warranties set forth in ARTICLE IV and ARTICLE V and the covenants of any Party that are to be fully performed prior to Closing shall not, in each case, survive the Closing.

11.19 No Other Representations; No Reliance.

(a) NONE OF THE COMPANY, ANY COMPANY SECURITYHOLDER NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT. Without limiting the generality of the foregoing, neither the Company, any Company Securityholder nor any of their respective representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Company made available to Parent and its representatives, including due diligence materials, or in any presentation of the business of the Company by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent, Merger Sub or Merger Sub II in executing, delivering and performing this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV as modified by the Schedules to this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company, any Company Securityholder or their respective representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any Company Securityholder, and are not and shall not be deemed to be relied upon by Parent, Merger Sub or Merger Sub II in executing, delivering and performing this Agreement, the Additional Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV, in each case, as modified by the Schedules to this Agreement. Except for the specific representations and warranties expressly made by the Company in ARTICLE IV, in each case as modified by the Schedules: (a) Parent acknowledges and agrees that: (i) neither the Company, the Company Securityholders nor any of their respective representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Company, the nature or extent of any liabilities of the Company, the effectiveness or the success of any operations of the Company or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Company furnished to Parent, Merger Sub, Merger Sub II or their respective representatives or made available to Parent and its representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no representative of any Company Securityholder or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE IV and subject to the limited remedies herein provided; (b) Parent specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company Securityholders and the Company have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Company, the Company Securityholders nor any other Person shall have any liability to Parent or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company.

(b) NONE OF THE PARENT PARTIES, ANY EQUITYHOLDERS OF PARENT NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO ANY OF THE PARENT PARTIES OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT. Without limiting the generality of the foregoing, none of the Parent Parties, any equityholders of Parent nor any of their respective representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to any of the Parent Parties made available to the Company, the Company Securityholders or its representatives, including due diligence materials, or in any presentation by a representative of a Parent Party or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company or any Company Securityholder in executing, delivering and performing this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V as modified by the Schedules to this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by a Parent Party, any equityholders of Parent or their respective representatives are not and shall not be deemed to be or to include representations or warranties of any Parent Party, and are not and shall not be deemed to be relied upon by the Company in executing, delivering and performing this Agreement, the Additional Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V, in each case, as modified by the Schedules to this Agreement. Except for the specific representations and warranties expressly made by the Parent Parties in ARTICLE V, in each case as modified by the Schedules: (a) the Company acknowledges and agrees that: (i) none of the Parent Parties, any equityholders of Parent nor any of their respective representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of any of the Parent Parties, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of any of the Parent Parties, the nature or extent of any liabilities of any of the Parent Parties, the effectiveness or the success of any operations of any of the Parent Parties or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding any of the Parent Parties furnished to the Company, the Company Securityholders or their respective representatives or made available to the Company, the Company Securityholders or their respective representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no representative of any of the Parent Parties has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE V and subject to the limited remedies herein provided; (b) the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Parent Parties and any equityholders of Parent have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Parent Parties, any equityholders of Parent nor any other Person shall have any liability to the Company, the Company Securityholders or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of any of the Parent Parties or the future business, operations or affairs of any of the Parent Parties.

[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:

ALTITUDE ACQUISITION CORP.

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: Chief Executive Officer and President

Merger Sub:

ALTITUDE MERGER SUB I, INC.

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: President and Secretary

Merger Sub II:

ALTITUDE MERGER SUB II, LLC.

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: President and Secretary

[Signature page to Business Combination Agreement]

Company:

PICARD MEDICAL, INC.

By:	/s/ Richard Fang
Name: Richard Fang
Title: Chief Executive Officer

Stockholders’ Representative:

HUNNIWELL PICARD I, LLC, solely in its capacity as the Stockholders’ Representative

By:	/s/ Daniel Teo
Name: Sin Yew (“Daniel”) Teo
Title: Manager

[Signature page to Business Combination Agreement]

Exhibit 10.1

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (the “Agreement”) is dated as of April 23, 2023, by and among Picard Medical, Inc., a Delaware corporation (the “Company”), Altitude Acquisition Corp., a Delaware corporation (“Parent”), and Altitude Acquisition Holdco LLC, a Delaware limited liability company (“Sponsor” or “Shareholder”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner (as defined in Rule 13d-3 and 13d-5(b)(1) of the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) of the number of Parent Class A Shares and Parent Warrants set forth opposite the Shareholder’s name in Schedule I hereto (collectively, the “Subject Securities”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company and the other parties thereto entered into that certain Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, at the Effective Time, (i) Altitude Merger Sub I Inc., a Delaware corporation (“Merger Sub”) will, subject to the terms and conditions set forth in the Business Combination Agreement, merge with and into the Company with the Company surviving such merger (the “First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction of the First Merger, the Company will merge with and into Altitude Merger Sub II, LLC, a Delaware limited liability company, with Merger Sub II surviving as the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the Parent Stockholder Approval will be required to approve the Mergers and the other transactions contemplated by the Business Combination Agreement as a condition to the Mergers being consummated; and

WHEREAS, as an inducement to the Company’s willingness to enter into the Business Combination Agreement, the Shareholder is entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Business Combination Agreement.

ARTICLE II

VOTING AGREEMENT

Section 2.1 Agreement to Vote the Subject Securities During the Voting Period.

(a) The Shareholder hereby irrevocably and unconditionally agrees that, during the period from the date hereof through the termination of this Agreement pursuant to Section 6.1 (the “Voting Period”), at the Parent Stockholder Meeting or any other duly called meeting of the stockholders of Parent (or any adjournment, reconvening or postponement thereof), and in any action by written consent of the stockholders of Parent in lieu of such a meeting, it shall, and shall cause any other holder of record of the Subject Securities to, if such a meeting is held, attend such meeting, in person or by proxy, or otherwise cause its Subject Securities to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its Subject Securities:

(i) in favor of each Parent Proposal;

(ii) in favor of any other matters that would reasonably be expected to facilitate the consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement, including any proposal to adjourn or postpone such meeting of the stockholders of Parent to a later date if there are not sufficient votes to approve the proposals referred to in Section 2.1(a)(i); provided, however, that the foregoing shall not require the Shareholder to vote in favor of any waiver, modification or amendment to the terms of the Business Combination Agreement, or any other agreement or arrangement that would have the effect of waiving, amending or modifying the Business Combination Agreement, that would be less favorable in any material respect to the Shareholder than the Business Combination Agreement as in effect on the date hereof;

(iii) against any Business Combination Proposal; and

(iv) against any amendments to the organizational documents of Parent (other than as may be provided for in the Business Combination Agreement or as may be required to effect the Mergers or the other transactions contemplated by the Business Combination Agreement) or other proposal or transaction involving Parent, that would reasonably be expected to (A) impede, frustrate, interfere with, delay, postpone or materially adversely affect in any manner the Mergers or the other transactions contemplated by the Business Combination Agreement, (B) change, in any manner, the voting rights of any class of share capital of Parent, (C) result in any condition to the consummation of the Mergers set forth in Article IX of the Business Combination Agreement not being fulfilled or (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of Parent under the Business Combination Agreement or the Shareholder under this Agreement in any material respect. The Shareholder shall commit or agree to take any action inconsistent with the foregoing that would be effective prior to the expiry of the Voting Period.

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(b) For the avoidance of doubt, except as explicitly set forth in this Section 2.1, nothing in this Agreement shall limit the right of the Shareholder to vote in favor of, against or abstain with respect to any other matters presented to the stockholders of Parent. Nothing in this Agreement shall obligate the Shareholder to exercise any option or any other right to acquire any Parent Common Stock.

(c) The Shareholder hereby covenants and agrees that it shall not enter into any agreement or undertaking, and shall not commit or agree to take any action that would restrict or interfere with its obligations pursuant to this Agreement.

(d) The Shareholder irrevocably and unconditionally agrees not to redeem any of its Parent Common Stock in connection with the transactions contemplated by the Business Combination Agreement.

ARTICLE III

COVENANTS

Section 3.1 Non-Redemption. The Shareholder hereby covenants and agrees not to redeem any Subject Securities or shares of Parent Class A Common Stock received upon the conversion of such Subject Securities in connection with the Mergers and not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Parent, the Company, any affiliate or designee of the Shareholder acting in its capacity as director or any of their respective successors and assigns challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Business Combination Agreement or claiming any breach of fiduciary duty in connection herewith or therewith.

Section 3.2 Sponsor Forfeiture.

(a) Immediately prior to, and subject to the Closing, Sponsor shall forfeit or contribute to Parent for no consideration and without any further action of any party, up to an aggregate amount equal to (i) up to 4,500,000 Parent Class A Shares and (ii) up to 6,500,000 Parent Warrants; provided that the amount of Parent Class A Shares to be contributed to Parent in clause (i) shall be reduced by 20,000 Parent Class A Shares for each $1,000,000 by which (x) the proceeds from the Closing Offering plus the funds remaining in the Trust Account (after giving effect to redemptions and any financial incentives or discounts given so that Parent stockholders do not redeem and the repayment of any outstanding debt to Sponsor or its affiliates whether or not due and payable) together with (y) the proceeds from any Permitted Company Financing, in each case as existing in the aggregate as of the Closing, exceeds $38,000,000.

(b) By way of example, if the proceeds from the Closing Offering, plus the proceeds from any Permitted Company Financing, plus the funds remaining in the Trust Account (after giving effect to redemptions and any financial incentives or discounts given so that Parent stockholders do not redeem and the repayment of any outstanding debt to the Sponsor or its affiliates whether or not due and payable), in each case as existing in the aggregate as of the Closing, are $45,000,000, then the number of Parent Class A Shares to be forfeited or contributed to Parent for no consideration shall be 4,360,000.

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Section 3.3 Sponsor Earn-Out.

(a) Sponsor agrees that, as of immediately following the Closing, 1,250,000 Parent Class A Shares (the “Sponsor Earn-Out Shares”) and 1,000,000 Parent Warrants (the “Sponsor Earn-Out Warrants” and, together with the Sponsor Earn-Out Shares, the “Sponsor Earn-Out Securities”) beneficially owned by Sponsor as of immediately prior to the Closing shall be subject to the escrow, vesting and forfeiture provisions set forth in this Section 3.3. Sponsor and Parent agree that Continental Stock Transfer & Trust Company (the “Escrow Agent”) as escrow agent shall be directed to hold the Sponsor Earn-Out Securities in escrow in accordance with the terms of the Escrow Agreement (as defined below) until the applicable portion of such Sponsor Earn-Out Securities have vested in accordance with Section 3.3(b), in which case such Sponsor Earn-Out Securities shall be immediately released to Sponsor. In the case of any Sponsor Earn-Out Securities that do not vest and are subject to forfeiture pursuant to Section 3.3(b), the Escrow Agent shall release such forfeited Sponsor Earn-Out Securities to Parent for cancellation.

(b) Each of Sponsor and Parent agrees to take all actions necessary to cause, at the Closing, the execution of an Escrow Agreement, by and among Parent, Sponsor, the Escrow Agent in a form to be mutually agreed between Parent and Sponsor (the “Escrow Agreement”). The Escrow Agreement shall become effective as of the Closing (and not before). The Escrow Agreement shall become effective only in connection with the consummation of the transactions contemplated by the Business Combination Agreement, and this Section 3.3(b) and the Escrow Agreement shall be void and of no force and effect if the Business Combination Agreement shall be terminated or the Closing shall not occur for any reason.

(i) If, at any time during the five-year period following the Closing, the VWAP of PubCo Common Stock is equal to or greater than $12.50 for any 20 Trading Days within any 30 Trading Day period (the “First Earnout Trigger”), then 500,000 Sponsor Earn-Out Shares shall vest and be released to Sponsor.

(ii) Upon closing of the acquisition by Parent or the Surviving Corporation, as applicable, of at least 10,000,000 public warrants of PubCo, from public investors at or during the five-year period following the Closing, 1,000,000 Sponsor Earn-Out Warrants will be released to Sponsor (or its designee(s)); provided that if such purchase occurs concurrently with the Closing, then such Sponsor Earn-Out Warrants shall not be placed into escrow and shall be delivered at the Closing to Sponsor (or its designee(s)).

(iii) 750,000 Sponsor Earn-Out Shares will be released to Sponsor (or its designee(s)) upon the release of the Sponsor Earn-Out Shares and Sponsor Earn-Out Warrants pursuant to both (i) and (ii) of this paragraph.

(c) The per share stock prices referenced in Section 3.3(b)(i) above will be equitably adjusted on account of any changes in the equity securities of Parent by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means.

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(d) Any Sponsor Earn-Out Securities that remain unvested pursuant to Section 3.3(b) as of the expiration of the five-year period following the Closing (and the related portion of the dividends and earnings thereon) shall be forfeited and Parent shall direct the Escrow Agent to transfer such forfeited Sponsor Earn-Out Securities to Parent for cancellation, without any consideration for such transfer.

(e) Sponsor shall be entitled to exercise any Sponsor Earn-Out Warrants for cash or on a cashless basis (in each case, in accordance with the terms of the Sponsor Earn-Out Warrants) at the Sponsor’s option, and the Escrow Agent shall take such actions as necessary to give effect to any such exercise of the Sponsor Earn-Out Warrants as directed by the Sponsor. For the avoidance of doubt, any PubCo Common Shares received in connection with the exercise of the Sponsor Earn-Out Warrants shall remain subject to the same conditions applicable to the Sponsor Earn-Out Shares as provided by this Agreement.

(f) The parties agree that Sponsor shall be treated as the owner of the Sponsor Earn-Out Securities for income Tax purposes during the period the Sponsor Earn-Out Securities are held in escrow, and shall file all Tax Returns consistent with such treatment. In connection with such treatment for income Tax purposes, Sponsor shall retain all of its rights as a stockholder and warrant holder of the Parent with respect to the Sponsor Earn-Out Securities as long as any such Sponsor Earn-Out Securities are held in escrow pursuant to this Agreement, including, without limitation, the right to vote the Sponsor Earn-Out Shares and the right to receive all dividends and other distributions paid with respect to the Sponsor Earn-Out Securities.

Section 3.4 Subject Securities.

(a) Sponsor hereby irrevocably and unconditionally agrees that during the Voting Period it shall not, without the Company’s prior written consent, directly or indirectly (i) (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, hypothecate, loan, assign or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise) (collectively, a “Transfer”), or enter into any contract, option, derivative, forward sale, hedging or similar transaction by which any economic risks or rewards or ownership of, or voting rights with respect to Subject Securities are Transferred or affected, or other agreement or arrangement or understanding (including any profit- or loss-sharing arrangement) with respect to or related to any or all of the Subject Securities or (B) consent to or approve any of the foregoing in this clause (i), or (ii) grant any proxies or powers of attorney with respect to, or deposit into a voting trust or enter into a voting arrangement, whether by proxy, voting agreement or otherwise with respect to, or related to any or all of the Subject Securities or agree, commit or enter into any understanding to enter into any such voting trust, voting arrangement, proxy or voting agreement, or (iii) permit to exist any Lien with respect to any or all of the Subject Securities other than those created by this Agreement; provided, that (1) Sponsor may Transfer any of its Subject Securities or any interest contained therein to any of its Affiliates, (2) Sponsor may Transfer its Subject Securities pursuant to the terms of this Agreement; provided, however, that (x) the effectiveness of any such Transfer pursuant to the preceding numeral (1) shall be conditioned on the transferee agreeing in writing (in form and substance reasonably acceptable to the Company) to assume all of the obligations of Sponsor hereunder and to be bound by the provisions of this Agreement and (y) any such Transfer pursuant to the preceding numeral (1) shall not relieve Sponsor from any liability or obligations hereunder. Any Transfer in violation of this Section 3.4(a) with respect to Sponsor’s Subject Securities shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in Sponsor.

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(b) If any involuntary Transfer of the Subject Securities occurs (including a sale by Sponsor’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Subject Securities subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect in accordance with the terms and conditions hereof until the expiry of the Voting Period.

(c) In the event of an issue of bonus shares, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, or other receipt of Parent Common Stock, the term “Subject Securities” shall be deemed to refer to and include the Subject Securities initially subject to this Agreement as well as all such additional Parent Common Stock acquired or received by Sponsor in connection with any share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction referred to above and any securities into which or for which any or all of the Subject Securities may be changed or exchanged or which are received in such transaction or otherwise acquired or received.

(d) Sponsor agrees, during the Voting Period, to notify the Company in writing of the number of any new Parent Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in ARTICLE II acquired or otherwise obtained by Sponsor, if any, from and after the date hereof, as soon as reasonably practicable after acquiring or otherwise obtaining such new Parent Common Stock.

Section 3.5 Non-Solicitation. During the Voting Period, Sponsor shall, and shall cause its Representatives to, comply with the covenants set forth in Section 6.2(b) of the Business Combination Agreement (subject to any exceptions therein) applicable to Parent as if such covenants were applicable to Sponsor, mutatis mutandis. For the avoidance of doubt, in no event shall Sponsor be liable for the termination fee provided for under Section 10.4 of the Business Combination Agreement, or any other amounts payable pursuant to the Business Combination Agreement.

Section 3.6 Stockholder’s Capacity. All agreements and understandings made herein shall be made solely in Sponsor’s capacity as a holder of the Subject Securities and not in any other capacity. Nothing contained in this Agreement shall prevent, limit or affect Sponsor or any Person affiliated with Sponsor, as applicable, from exercising its fiduciary duties as a director or officer of Parent pursuant to applicable Law to the extent permitted under the Business Combination Agreement, and the restrictions set forth in this Agreement shall only apply to Sponsor in its capacity as a stockholder of Parent.

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Section 3.7 Further Assurances. Sponsor shall, from time to time, at the written request of the Company, perform or cause to be performed such further acts and to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as are reasonably necessary or appropriate to vest in the Company the power to carry out and give effect to the provisions of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to the Company as follows:

Section 4.1 Due Organization and Authorization. The Shareholder is limited liability company, duly organized, validly existing, and to the extent applicable, in good standing under the laws of the jurisdiction of its organization, the Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Shareholder have been duly authorized by all necessary action on the part of the Shareholder. If the Shareholder is an individual and the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms, except to the extent enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 4.2 Ownership of Shares. Schedule I hereto sets forth opposite the Shareholder’s name the number of Subject Securities over which the Shareholder has legal and beneficial ownership as of the date hereof. As of the date hereof, the Shareholder is the lawful owner of the Subject Securities denoted as being legally and beneficially owned by it and has the sole power to vote or cause to be voted such Subject Securities. The Shareholder has good and valid title to the Subject Securities denoted as being legally and beneficially owned by it on Schedule I, free and clear of any and all Liens of any nature or kind whatsoever, other than (a) those created by this Agreement, or (b) those imposed under applicable securities Law.

Section 4.3 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of the obligations under this Agreement and the compliance by it with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to the Shareholder, (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Subject Securities pursuant to any Contract to which the Shareholder is a party or by which the Shareholder is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

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(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by the Shareholder in connection with the execution and delivery of this Agreement or the consummation by such Shareholder of the transactions contemplated hereby, except for compliance with applicable requirements of the Exchange Act or any other securities Laws and the rules and regulations promulgated thereunder.

Section 4.4 Absence of Litigation. As of the date hereof, there is no Action pending against, or, to the knowledge of the Shareholder, threatened against the Shareholder that would reasonably be expected to impair the Shareholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 4.5 Absence of Other Voting Agreement. Except for this Agreement, the Shareholder has not: (a) entered into any voting agreement, voting trust or similar agreement with respect to any Subject Securities or other equity securities of Parent owned by the Shareholder, or (b) granted any proxy, consent or power of attorney with respect to any Subject Securities.

Section 4.6 No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in its capacity as such.

Section 4.7 Reliance. The Shareholder has been represented by or had opportunity to be represented by independent counsel, and that it or its authorized officers have carefully read and fully understand this Agreement and the Business Combination Agreement. The Shareholder understands and acknowledges that the Company is entering into the Business Combination Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Shareholder as follows:

Section 5.1 Due Organization and Authorization. The Company is duly organized, validly existing, and in good standing under the Laws of the State of Delaware. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Shareholder, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

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Section 5.2 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of the obligations under this Agreement and the compliance by the Company with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to the Company, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of the Company, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under any Contract to which the Company is a party or by which the Company is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement shall automatically terminate, and none of the Company or the Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of: (a) a written agreement between the Company and the Shareholder to terminate this Agreement; (b) the Second Effective Time; (c) the date of any waiver, modification or amendment to the terms of the Business Combination Agreement that would cause the Business Combination Agreement, as amended, to be less favorable in any material respect to the Shareholder than the Business Combination Agreement as in effect on the date hereof; and (d) the valid termination of the Business Combination Agreement in accordance with its terms. The termination of this Agreement shall not prevent a party hereto from seeking any remedies (at law or in equity) against the other party hereto or relieve such party from liability for such party’s intentional and material breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of ARTICLE VII shall survive the termination of this Agreement.

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ARTICLE VII

MISCELLANEOUS

Section 7.1 Publication. The Shareholder hereby permits Parent and the Company to publish and disclose publicly the Shareholder’s identity and ownership of its Subject Securities and the nature of its commitments, arrangements and understandings pursuant to this Agreement in any announcement or disclosure required by the SEC or other Authority, the Proxy Statement, the Form S-4, any filing required under Section 13 or 16 of the Exchange Act or any other disclosure document in connection with the Mergers or any of the other transactions contemplated by the Business Combination Agreement, in each case as determined by Parent or the Company (in their respective sole discretion) to be required to be disclosed. The Shareholder agrees to promptly give to Parent and the Company any information as they may reasonably require for the preparation of any such disclosure documents. The Shareholder hereby agrees to promptly notify Parent and the Company of any required corrections with respect to any written information supplied by the Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have come false or misleading in any material respect.

Section 7.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Subject Securities. All rights, ownership and economic benefits of and relating to the Subject Securities shall remain vested in and belong to the Shareholder, and the Company shall have no authority to direct the Shareholder in the voting or disposition of any of the Subject Securities except as otherwise provided herein.

Section 7.3 Fees and Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into and performance under this Agreement and the consummation of the transactions contemplated hereby and by the Business Combination Agreement.

Section 7.4 Amendments, Waivers, etc. No provision of this Agreement may be amended, changed, supplemented or otherwise modified, except upon the execution and delivery of a written agreement executed by the Company and the Shareholder. No provision of this Agreement may be waived, except upon the execution and delivery of a written agreement executed by the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to demand compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.5 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission; provided that, electronic mail received after 6:00 p.m. Eastern Time shall be deemed received on the day following the date of transmission, and provided further that there is no return error message or other notification of non-delivery received by the sender), sent via facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

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If to the Company:

Picard Medical, Inc.

4 Palo Alto Sq, Ste 200

Palo Alto, CA 94025

Attn: Daniel Teo

e-mail: danteo@picardmedical.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol St., Suite 2400

Houston, TX 77002

Attn: Michael J. Blankenship

e-mail: MBlankenship@winston.com

If to Parent:

Altitude Acquisition Corp.

400 Perimeter Center Terrace Suite 151

Atlanta, Georgia 30346

Attn: Gary Teplis

e-mail: gary.teplis@altitudeac.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attention:	Elliot Smith
Bryan Luchs
Emilio Grandio

e-mail:	elliott.smith@whitecase.com
bryan.luchs@whitecase.com
emilio.grandio@whitecase.com

and if to Sponsor or the Shareholder, to it at the address set forth in Schedule I, or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 7.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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Section 7.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 7.8 Entire Agreement; Assignment. This Agreement, together with the Business Combination Agreement, constitutes the entire agreement between the parties hereto, with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Agreement shall not be assigned (a) by the Shareholder by operation of law or otherwise without the prior written consent of the Company or (b) by the Company without the prior written consent of the Shareholder; provided, however, that the Company may assign this Agreement to any of its Affiliates or any successor-in-interest, by operation of law or otherwise.

Section 7.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, other than as contemplated under Section 6.1, Section 7.1 and Section 7.4, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.10 Interpretation. When a reference is made in this Agreement to an Article, a Section or Schedule, such reference shall be to an Article of, a Section of or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References to a Person are also to its permitted assigns and successors. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty.

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Section 7.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 7.12 Specific Performance; Submission to Jurisdiction.

(a) The parties hereto agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each party hereto shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, this being in addition to any other remedy to which such party is entitled under the terms of this Agreement, at Law or in equity. The parties’ rights in this Section 7.12 are an integral part of the transactions contemplated hereby and each party hereby waives any objections to any remedy referred to in this Section 7.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For avoidance of doubt, each party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any party. In the event any party seeks any remedy referred to in this Section 7.12, such party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(b) Each of the parties hereto irrevocably and unconditionally (i) consents to submit itself to the personal jurisdiction of the state or federal courts located in the State of New York, and any appellate court from any thereof, for the purpose of any action or proceeding arising out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the state or federal courts located in the State of New York, and any appellate court from any thereof and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 7.12 in the manner provided for notices in Section 7.5. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

Section 7.13 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY OR THE SHAREHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.13.

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Section 7.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Shareholder and the Company and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 7.15 No Agreement Until Executed. This Agreement shall not be effective unless and until the Business Combination Agreement is executed and delivered by all parties thereto.

Section 7.16 No Survival of Representations and Warranties. The respective representations and warranties of the Shareholder and the Company contained herein shall not survive the closing of the transactions contemplated hereby and by the Business Combination Agreement.

Section 7.17 Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PICARD MEDICAL, INC.

By:	/s/ Richard Fang
Name: Richard Fang
Title: Chief Executive Officer

ALTITUDE ACQUISITION CORP.

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: Chief Executive Officer and President

ALTITUDE ACQUISITION HOLDCO LLC

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: Managing Member

Exhibit 10.2

EXECUTION VERSION

COMPANY SECURITYHOLDER SUPPORT AGREEMENT

This COMPANY SECURITYHOLDER SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of April 23, 2023, by and among Picard Medical, Inc., a Delaware corporation (the “Company”), Altitude Acquisition Corp., a Delaware corporation (the “Parent”), and the undersigned securityholders of the Company who hold Subject Shares (as defined below) (each, a “Company Securityholder”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, the Company, Parent, Altitude Merger Sub I, Inc., a Delaware corporation (the “Merger Sub”), Altitude Merger Sub II, LLC, a Delaware limited liability company (the “Merger Sub II”) and Hunniwell Picard I, LLC, are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”), pursuant to which, among other things, (i) Merger Sub will be merged with and into Company, with the Company being the surviving entity and becoming a wholly owned subsidiary of Parent (the “First Merger”) and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the surviving entity pursuant to the First Merger will merge with and into Merger Sub II, with Merger Sub II surviving as the ultimate surviving entity and as a wholly owned subsidiary of Parent; and

WHEREAS, each Company Securityholder is, as of the date of this Agreement, the sole legal and beneficial owner of the number of (a) outstanding shares of common stock of the Company (“Company Common Stock”), (b) outstanding shares of preferred stock of the Company (the “Company Preferred Stock”), and (c) options to purchase shares of Company Common Stock (“Company Options”), in each case, set forth opposite such Company Securityholder’s name on Schedule A hereto, and each such Company Securityholder does not own any other outstanding shares of Company capital stock or other securities convertible into or exercisable or exchangeable for any shares of Company capital stock, (such Company securities owned by the Company Securityholders, together with any additional shares of Company Commons Stock or other Company capital stock (including any securities convertible into or exercisable for Parent Common Stock or other capital stock), whether by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon the exercise or conversion of any securities, acquired by such Company Securityholders after the date hereof and prior to the Outside Date being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as a condition of, and material inducement for, their willingness to enter into the Business Combination Agreement, Parent and the Company have requested that each Company Securityholder enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement and the Business Combination Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Representations and Warranties of Each Company Securityholder

Each Company Securityholder hereby represents and warrants, severally and not jointly, to the Company and the Parent as follows:

1.1 Organization and Standing; Authorization. Such Company Securityholder, (a) if a natural person, is of legal age to execute this Agreement and is legally competent to do so, and (b) if the Company Securityholder is not a natural person, (i) has been duly organized and is validly existing and in good standing under the Laws of the State of Delaware or other state of its formation, (ii) has all requisite corporate or limited liability power and authority, as applicable, to own, lease and operate its properties and to carry on its business as now being conducted, (iii) has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and (iv) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. If the Company Securityholder is not a natural person, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate proceedings on the part of such Company Securityholder are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby.

1.2 Binding Agreement. This Agreement has been or shall be when delivered, duly and validly executed and delivered by such Company Securityholder and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Company Securityholder, enforceable against such Company Securityholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditor’s rights generally and to general principles of equity (collectively, the “Enforceability Exceptions”).

1.3 Governmental Approvals. No notice, consent, approval, consent waiver or authorization of, or designation, declaration or filing with, any Authority on the part of such Company Securityholder is required to be obtained or made in connection with the execution, delivery or performance by such Company Securityholder of this Agreement or the consummation by such Company Securityholder of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Company Securityholder to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

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1.4 Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by such Company Securityholder will not (a) conflict with or violate any provision of the certificate of incorporation or formation, bylaws, limited liability company agreement or similar organizational documents of such Company Securityholder, if and as applicable (collectively, the “Organizational Documents”), (b) conflict with or violate any Law, Order or required consent or approval applicable to such Company Securityholder or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Company Securityholder under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Lien) upon any of the properties or assets of such Company Securityholder under, (viii) give rise to any obligation to obtain any third party consent or approval from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Company Securityholder, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Company Securityholder to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.5 Subject Shares. As of the date of this Agreement, such Company Securityholder has legal and beneficial ownership of the Subject Shares set forth opposite such Company Securityholder’s name on Schedule A hereto, and all such Subject Shares are owned by such Company Securityholder free and clear of all Liens, other than liens or encumbrances pursuant to this Agreement or applicable federal or state securities laws. Other than the Subject Shares, such Company Securityholder does not legally hold or own any right to acquire any shares of Company Common Stock or any other Company capital stock or securities that are convertible into or exercisable or for Company Common Stock or other capital stock or securities of the Company. Such Company Securityholder has the sole right to vote the Subject Shares and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement.

1.6 Business Combination Agreement. Such Company Securityholder understands and acknowledges that Parent and the Company are entering into the Business Combination Agreement in reliance upon such Company Securityholder’s execution and delivery of this Agreement. Such Company Securityholder has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement.

ARTICLE II

Representations and Warranties of Parent

Parent hereby represents and warrants to the Company Securityholders and the Company as follows:

2.1 Organization and Standing. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Parent has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

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2.2 Authorization; Binding Agreement. Parent has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of Parent and no other corporate proceedings on the part of Parent are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Parent, subject to the Enforceability Exceptions.

2.3 Governmental Approvals. No notice, consent, approval, consent waiver or authorization of, or designation, declaration or filing with, any Authority on the part of Parent is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation by Parent of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

2.4 Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by Parent will not (a) conflict with or violate any provision of Organizational Documents of Parent, (b) conflict with or violate any Law, Order or required consent or approval applicable to Parent or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Parent under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Lien) upon any of the properties or assets of Parent under, (viii) give rise to any obligation to obtain any third party consent or approval from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of Parent, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

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ARTICLE III

Representations and Warranties of the Company

The Company hereby represents and warrants to the Company Securityholders and Parent as follows:

3.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

3.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors and stockholders of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3 Governmental Approvals. No notice, consent, approval, consent waiver or authorization of, or designation, declaration or filing with, any Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

3.4 Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by the Company will not (a) conflict with or violate any provision of Organizational Documents of the Company, (b) conflict with or violate any Law, Order or required consent or approval applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the

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Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Lien) upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent or approval from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of the Company, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

ARTICLE IV

Agreement to Vote; Certain Other Covenants of the Company Securityholders

Each Company Securityholder irrevocably and unconditionally covenants and agrees with the Company and the Parent during the term of this Agreement, at any meeting of the stockholders of the Company called to seek the Company Stockholder Approval, or any other duly called meeting of the stockholders of the Company (or any adjournment, reconvening or postponement thereof), and in any action by written consent of the stockholders of the Company in lieu of such a meeting, it shall, and shall cause any other holder of record of the Subject Shares to, if such a meeting is held, attend such meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its Subject Securities:

4.1 Agreement to Vote.

(a) In Favor of Merger. In favor of granting the Company Stockholder Approval, including in favor of any other matters that would reasonably be expected to facilitate the consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement or, if there are insufficient votes in favor of granting the Company Stockholder Approval, in favor of the adjournment such meeting of the stockholders of Company to a later date but not past the Outside Date (including any extensions thereto).

(b) Against Other Transactions. Against (i) any business combination agreement, merger agreement or merger(s) (other than the Business Combination Agreement and the Mergers), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Company or any public offering of any shares of the Company, any of its Subsidiaries, or, in case of a public offering only, a newly-formed holding company of the Company or such Subsidiaries, other than in connection with the transactions contemplated by this Agreement, the Business Combination Agreement and any Additional Agreements, (ii) any Alternative Proposal relating to the Company, and (iii) other than any amendment to Organizational Documents of the Company expressly permitted under the terms of the Business Combination

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Agreement, any amendment of Organizational Documents of the Company or other proposal or transaction involving the Company or any of its Subsidiaries, which, in each of cases (i) and (iii) of this sentence, would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company of, prevent or nullify any provision of the Business Combination Agreement or any other Additional Agreement, the Mergers, or any other transactions contemplated thereby or change in any manner the voting rights of any class of the Company’s share capital.

4.2 No Transfer. Other than (a) pursuant to this Agreement, (b) upon the consent of Parent or (c) to an Affiliate of such Company Securityholder (provided that such Affiliate shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and Parent, agreeing to assume all of the obligations of such Company Securityholder hereunder and to be bound by this Agreement to the same extent as such Company Securityholder was with respect to such transferred Subject Shares) and any such transfer to an Affiliate does not relieve such Company Securityholder from any liability or obligations hereunder, such Company Securityholder shall not, directly or indirectly, (i) (A) convey, sell, offer to sell, contract or agree to sell, hypothecate, pledge, tender, gift, loan, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any Subject Share, (B) enter into any contract, option, swap, derivative, forward sale, hedging or similar transaction by which any economic risks or rewards or ownership of, or voting rights or other arrangement by which any economic risks or reward or ownership of, or voting rights with respect to the Subject Shares are transferred or affected, or other agreement or arrangement or understanding (including any profit- or loss-sharing arrangement) with respect to or related to any or all of the Subject Shares, whether any such transaction, agreement, arrangement or understanding is to be settled by delivery of such securities, in cash or otherwise, or (C) consent to or approve any of the actions specified in clauses (A) or (B) or publicly announce any intention to effect any transaction specified in clause (A) or (B) (the actions specified in clauses (A)-(C), collectively, “Transfer”), other than pursuant to the Mergers, (ii) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise with respect to any Subject Shares (including pursuant to any loan of Subject Shares), or enter into any other agreement with respect to any Subject Shares or agree, commit or enter into any understanding with respect to any of the foregoing, in each case, other than as set forth in this Agreement, (iii) take any action that would make any representation or warranty of such Company Securityholder herein untrue or incorrect, or have the effect of preventing or disabling such Company Securityholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Company Securityholder from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Such Company Securityholder agrees with, and covenants to, Parent and the Company that such Company Securityholder shall not request that the Company register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares. If any involuntary Transfer of the Subject Shares occurs (including a sale by a Company

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Securityholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Subject Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect in accordance with the terms and conditions hereof until the expiration of this Agreement.

4.3 No Solicitation. During the term of this Agreement, each Company Securityholder agrees not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal, or offer which constitutes, or could reasonably be expected to lead to, an Alternative Proposal in their capacity as such, (ii) participate in any discussions or negotiations regarding, or furnish or receive to or from any Person (other than the Parent, the Company, Merger Sub, Merger Sub II, the Company’s and Parent’s Affiliates and their respective Representatives) any nonpublic information relating to the Company or its Subsidiaries, in connection with any Alternative Proposal, (iii) approve or recommend, or make any public statement approving or recommending an Alternative Proposal, (iv) enter into any letter of intent, merger agreement or similar agreement providing for an Alternative Proposal, (v) make, or in any manner participate in a “solicitation” (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to voting of the Company capital stock intending to facilitate any Alternative Proposal or cause any holder of shares of Company capital stock not to vote to adopt the Business Combination Agreement and approve the Mergers and the other transactions contemplated thereby, (vi) become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Alternative Proposal or (vii) otherwise resolve or agree to do any of the foregoing. Each Company Securityholder shall promptly (and in any event within 48 hours) notify Parent after receipt by such Company Securityholder of any Alternative Proposal, any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal or any inquiry or request for nonpublic information relating to the Company or its Subsidiaries by any Person who has made or would reasonably be expected to make an Alternative Proposal. Thereafter, such Company Securityholder shall keep the Parent reasonably informed, on a prompt basis (and in any event within 48 hours), regarding any material changes in the status and material terms of any such proposal or offer. Each Company Securityholder agrees that, following the date hereof, it and its Representatives shall cease and cause to be terminated any existing activities, solicitations, discussions or negotiations by such Company Securityholder or its Representatives with any parties conducted prior to the date hereof with respect to any Alternative Proposal. Notwithstanding anything contained herein to the contrary, (i) no Company Securityholder shall be responsible for the actions of the Company or its board of directors (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacities as such), employees, professional advisors of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by this Section 4.3, (ii) no Company Securityholder makes any representations or warranties with respect to the action of any of the Company Related Parties and (iii) any breach by the Company of its obligations under the Business Combination Agreement shall not be considered a breach of this Section 4.3 (for the avoidance of doubt, it being understood the each Company Securityholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of this Section 4.3).

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4.4 Waiver of Appraisal and Dissenters’ Rights. Such Company Securityholder hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ or appraisal rights under Section 262 of the DGCL and any other similar statute in connection with the Mergers and the Business Combination Agreement.

4.5 New Shares. In the event that prior to the Closing (i) any shares of the Company’s capital stock or other securities of the Company are issued or otherwise distributed to such Company Securityholder pursuant to any stock dividend or distribution, or any change in any of the shares of the Company’s capital stock by reason of any stock split-up, recapitalization, combination, exchange of shares, bonus, reclassification or the like, (ii) such Company Securityholder acquires legal or beneficial ownership of any shares of the Company’s capital stock after the date of this Agreement, including upon exercise of options or settlement of restricted share units or (iii) such Company Securityholder acquires the right to vote or share in the voting of any shares of the Company’s capital stock after the date of this Agreement (collectively, the “New Securities”), for the avoidance of doubt, the terms “Subject Shares” shall be deemed to refer to and include such New Securities (including all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into). Each Company Securityholders agrees, during the term of this Agreement to notify the Company and Parent in writing of the number of any New Securities or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in this Agreement acquired or otherwise obtained by such Company Securityholder, if any, from and after the date hereof, as soon as reasonably practicable after acquiring or otherwise obtaining such New Securities.

ARTICLE V

Additional Agreements of the Parties

5.1 Company Securityholder Release. Each Company Securityholder on its own behalf, and each of its and their successors, assigns and executors (each, a “Stockholder Releasor”), effective as at the Second Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company, Parent, their respective Subsidiaries and each of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (i) any and all obligations or duties the Company, Parent or any of their respective Subsidiaries has prior to the Second Effective Time to such Stockholder Releasor or (ii) all claims, demands, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Stockholder Releasor has prior to the Second Effective Time, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Second Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 5.1 shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Merger Agreement, the Additional Agreements, or the Company’s Organizational Documents, (ii) for indemnification or contribution, in any Stockholder Releasor’s capacity as an officer or director of the Company or any of its Subsidiaries, (iii) arising under any then-existing insurance policy of the Company or any of its Subsidiaries, (iv) rights relating to compensation in connection with the Stockholder Releasor’s employment, including any benefits as an employee (including unpaid vacation and unreimbursed business expenses) and any rights set forth under any written employment agreement, or (v) for any claim for fraud.

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5.2 Termination. This Agreement shall terminate upon the earliest of (i) the Second Effective Time (provided, however, that upon such termination, Section 4.3, Section 5.1, Section 5.2, and Article VI shall survive indefinitely) and (ii) the termination of the Business Combination Agreement in accordance with its terms. The termination of this Agreement shall not prevent a party hereto from seeking any remedies (at law or in equity) against the other party hereto or relieve such party from liability for such party’s intentional and material breach of any terms of this Agreement.

5.3 Further Assurances. Each Company Securityholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the other Additional Agreements and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of the Company or the DGCL) which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Mergers or any other transaction contemplated by this Agreement, the Business Combination Agreement or any Additional Agreement.

ARTICLE VI

General Provisions

6.1 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company and Parent in accordance with Section 11.1 of the Business Combination Agreement and to such Company Securityholder at its address set forth set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

6.2 Disclosure. Each of the Company Securityholders authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC, the Company Securityholder’s identity and ownership of the Subject Shares and the nature of the Company Securityholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure Parent and the Company have provided the Company Securityholder with an opportunity to review and comment on such announcement or disclosure, which comments Parent and the Company will consider in good faith.

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6.3 Governing Law. This Agreement and all Actions (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by the Laws of the State of Delaware (without giving effect to choice of law principles thereof).

6.4 Miscellaneous. The provisions of Article XI of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

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IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

PICARD MEDICAL, INC.

By:
Name:
Title:

[Signature Page to Company Securityholder Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

ALTITUDE ACQUISITION CORP.

By:
Name: Gary Teplis
Title: Chief Executive Officer and President

[Signature Page to Company Securityholder Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

COMPANY SECURITYHOLDERS:

By:
Name:
Title:

Address:

Email:

[Signature Page to Company Securityholder Support Agreement]

Schedule A

Name of Company Securityholder	Number of Shares of Company Common Stock	Number of Shares of Company Preferred Stock	Number of Company Options

Sch. A-1

Exhibit 10.3

FORM OF AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [•], 2023, by and among Picard Medical Holdings, Inc., a Delaware corporation (formerly known as Altitude Acquisition Corp., the “Company”), Altitude Acquisition Holdco LLC, a Delaware limited liability company (the “Sponsor”) and the undersigned parties listed under Holders on the signature page hereto (each, a “Holder” and collectively, the “Holders”).

WHEREAS, the Company entered into that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of April 23, 2023, by and among the Company, Altitude Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), Altitude Merger Sub II, a Delaware limited liability company (“Merger Sub II”), Picard Medical, Inc., a Delaware corporation (“Picard”) and Hunniwell Picard I, LLC, a Delaware limited liability company.

WHEREAS, certain of the Holders (the “Sponsor Group”) are party to that certain Registration Rights Agreement, dated December 8, 2020 (the “Prior Agreement”), pursuant to which the Company provided the Sponsor Group with certain rights relating to the registration of the securities held by them;

WHEREAS, pursuant to Section 5.5 of the Prior Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Prior Agreement) (the “Original Holders”) of at least a majority in interest of the Registrable Securities (as defined in the Prior Agreement) (the “Original Registrable Securities”) at the time in question, and the Holders party hereto are Original Holders of at least a majority in interest of the Original Registrable Securities as of the date hereof; and

WHEREAS, as a condition of, and as a material inducement for Picard to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Company and the Sponsor Group have agreed to amend and restate the Prior Agreement in its entirety to provide certain rights relating to the registration of shares of Common Stock and Warrants (each as defined below) held by stockholders of Picard, as of and contingent upon the closing of the Business Combination.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Prior Agreement is hereby amended and restated in its entirety, as of and contingent upon the closing of the Business Combination as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Closing Date” means the closing date of the Business Combination and has the meaning set forth in Section 2.6 of the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.1.2.

“Demanding Holder” is defined in Section 2.1.2.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Holder” is defined in the preamble to this Agreement.

“Holder Indemnified Party” is defined in Section 4.1.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Maximum Number of Shares” is defined in Section 2.1.3.

“Notices” is defined in Section 7.4.

“Other Coordinated Offering” is defined in Section 2.4.1.

“Piggy-Back Registration” is defined in Section 2.2.1.

“Private Warrants” means the private placement warrants Sponsor purchased simultaneously with the consummation of the Company’s initial public offering.

“Pro Rata” is defined in Section 2.1.3.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means all shares of Common Stock and all Warrants (i) issued or issuable to Holders in connection with the Business Combination (including shares of Common Stock that may be issued after the closing of the Business Combination pursuant to the Business Combination Agreement and underlying the Warrants) and (ii) held by the Sponsor Group immediately after the closing of the Business Combination (including shares of Common Stock acquired by the Sponsor Group in connection with the Business Combination and underlying the Warrants). Registrable Securities include any warrants, shares of capital stock or other securities of the Company issued as a dividend or other distribution with respect to or in exchange for or in replacement of such shares of Common Stock or Warrants (including shares of Common Stock underlying the Warrants). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding, or (d) the Registrable Securities are freely saleable under Rule 144 under the Securities Act without volume limitations.

“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of Common Stock (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Sponsor” is defined in the preamble to this Agreement.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrants” means the Company’s warrants, each whole warrant exercisable to purchase one share of Common Stock at an initial exercise price of $11.50 per share, and includes the Private Warrants, Working Capital Warrants, and Earnout Warrants (as defined in the Business Combination Agreement).

“Withdrawal Notice” is defined in Section 2.1.4.

“Working Capital Warrants” means the Warrants issued upon conversion of up to $1,500,000 of working capital loans made to the Company by the Sponsor, the Company’s officers and directors, or their affiliates or designees.

2. REGISTRATION RIGHTS.

2.1 Registration Statement

2.1.1 Registration Statement. The Company shall use commercially reasonable efforts to, as soon as practicable after the Closing, but in any event within thirty (30) days following the date hereof, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this Section 2.1.1 and shall use commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof. The Registration Statement filed with the Commission pursuant to this Section 2.1.1 shall be on Form S-1, or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this Section 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use commercially reasonable efforts to cause a Registration Statement filed pursuant to this Section 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another registration statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this Section 2.1.1, but in any event within three (3) Business Days of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this Section 2.1.1 (including any documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

The Company shall use its commercially reasonable efforts to convert a Form S-1 into a Form S-3 as soon as practicable after the Closing after the Company is eligible to use Form S-3. The Company’s obligations under this subsection 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4. Notwithstanding anything to the contrary herein, to the extent there is an active Form S-3 shelf registration statement under this subsection 2.1.1, covering a Holder’s or Holders’ Registrable Securities, and such Holder or Holders qualify as Demanding Holders pursuant to subsection 2.1.2 and wish to request an Underwritten Offering, such Underwritten Offering shall follow the procedures of subsection 2.1.2.

2.1.2 Underwritten Offering. In the event that following the expiration of any applicable lockup period, any Holder or group of Holders elects to dispose of Registrable Securities under a Registration Statement pursuant to an Underwritten Offering of all or part of such Registrable Securities that are registered by such Registration Statement (a “Demand Registration”) and reasonably expects aggregate gross proceeds in excess of $25,000,000 (the “Minimum Amount”) from such Underwritten Offering, then the Company shall, upon the written demand of such Holder or group of Holders (any such Holder, a “Demanding Holder” and, collectively, the “Demanding Holders”), (a) as soon as practicable after receipt of such demand, but in no event more than thirty (30) calendar days after the Company’s receipt of such demand, file a Registration Statement to register all Registrable Securities requested by the Demanding Holders pursuant to such Demand Registration and (b) enter into an underwriting agreement in a form as is customary in Underwritten Offerings of equity securities with the managing Underwriter or Underwriters selected by the Company after consultation with the Demanding Holders and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities; provided, however, that the Company shall have no obligation to facilitate or participate in more than (i) one (1) Underwritten Offering at the request of Demanding Holders that are a member of the Sponsor Group, and (ii) one (1) Underwritten Offering at the request of Demanding Holders that are not members of the Sponsor Group.

The Company shall give prompt written notice to each other Holder regarding any such proposed Underwritten Offering, and such notice shall offer such Holder the opportunity to include in the Underwritten Offering such number of Registrable Securities as each such Holder may request. Each such Holder shall make such request in writing to the Company within five (5) Business Days after the receipt of any such notice from the Company, which request shall specify the number of Registrable Securities intended to be disposed of by such Holder. In connection with any Underwritten Offering contemplated by this Section 2.1.2, the underwriting agreement into which each Demanding Holder and the Company shall enter shall contain such representations, covenants, indemnities (subject to Sections 4.1 and 4.2) and other rights and obligations as are customary in underwritten offerings of equity securities. No Demanding Holder shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Demanding Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.

2.1.3 Reduction of Offering. If the managing Underwriter or Underwriters for a Demand Registration that is to be an underwritten offering advises the Company and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the shares of Common Stock, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares, (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Registrable Securities for the accounts of the other Holders requesting to include Registrable Securities in such offering, Pro Rata, that can be sold without exceeding the Maximum Number of Shares; (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (iv) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i), (ii), and (iii), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Shares.

2.1.4 Withdrawal. If a majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in any offering, such majority-in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration.

2.2 Piggy-Back Registration.

2.2.1 Piggy-Back Rights. If at any time on or after the Closing Date of the Business Combination, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for stockholders of the Company for their account (or by the Company and by stockholders of the Company including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement (including a market stand-off agreement if required by such underwriter or underwriters) in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration. Notwithstanding the provisions set forth in the immediately preceding sentences, the right to a Piggy-Back Registration set forth under this Section 2.2.1 with respect to the Registrable Securities shall terminate on the seventh anniversary of the date hereof.

2.2.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities in writing that the dollar amount or number of shares of Common Stock which the Company desires to sell, taken together with the shares of Common Stock, if any, as to which Registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder, the Registrable Securities as to which Registration has been requested under this Section 2.2, and the shares of Common Stock, if any, as to which Registration has been requested pursuant to the written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Shares, then the Company shall include in any such Registration:

(a) If the Registration is undertaken for the Company’s account: (A) first, the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares and (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities, if any, comprised of Registrable Securities, the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register, as to which Registration has been requested pursuant to the applicable written contractual piggy-back registration rights of such security holders, Pro Rata, that can be sold without exceeding the Maximum Number of Shares.

(b) If the registration is Demand Registration undertaken at the demand of persons other than the holders of Registrable Securities, (A) first, the shares of Common Stock or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), collectively the shares of Common Stock or other securities comprised of Registrable Securities, Pro Rata, as to which Registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares.

2.2.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving a Withdrawal Notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

2.2.4 Unlimited Piggy-Back Registration Right. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3 Market Stand-Off. In connection with any Underwritten Offering of equity securities of the Company, each Holder that elects to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 60-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders). Notwithstanding the foregoing, any release of a lock-up by Underwriters shall only be effective if made on a pro rata basis, including with respect to management and employees, and any lock-up agreement with Underwriters shall contain a clause to this effect. Each of the Holders that is a director or officer of the Company shall execute and deliver any “lock-up” agreement reasonably requested by the managing underwriter of such Underwritten Offering, but only to the extent as is required generally of any executive officers or directors by such managing underwriter.

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding the foregoing, at any time and from time to time when an effective Registration Statement is on file with the Commission and effective, if a Holder wishes to engage in (a) a Block Trade or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case with a total offering price reasonably expected to exceed, in the aggregate, either (x) $35 million or (y) all remaining Registrable Securities held by the Holder, then notwithstanding the time periods provided for in Section 2.1.2, such Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or placement agents or sales agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering and any related due diligence and comfort procedures.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company and the Underwriters or placement agents or sales agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Holder pursuant to this Section 2.4.

2.4.4 The majority-in-interest of the Holders initiating such Block Trade shall have the right to select the Underwriters and any sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Company is required to effect the Registration of any Registrable Securities pursuant to Section 2, the Company shall use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall use its best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.1, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its best efforts to cause such Registration Statement to become effective and use its best efforts to keep it effective for the period required by Section 2.1.1; provided, however, that the Company shall have the right to defer any Demand Registration for up to sixty (60) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time; provided further, however, that the Company shall not have the right to exercise the right set forth in the immediately preceding proviso more than once in any 365-day period in respect of a Demand Registration hereunder.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus, as may be reasonably requested by any Holder that holds at least five (5.0%) percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the prospectus or have ceased to be Registrable Securities.

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) business days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within two (2) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Company shall not file any Registration Statement or prospectus or amendment or supplement thereto, including documents incorporated by reference, to which such holders or their legal counsel shall object.

3.1.5 State Securities Laws Compliance. The Company shall use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement. No holder of Registrable Securities included in such registration statement shall be required to make any representations or warranties in the underwriting agreement except, if applicable, with respect to such holder’s organization, good standing, authority, title to Registrable Securities, lack of conflict of such sale with such holder’s material agreements and organizational documents, and with respect to written information relating to such holder that such holder has furnished in writing expressly for inclusion in such Registration Statement.

3.1.7 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors. The Company shall provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement

3.1.8 Records. The Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.9 Opinions and Comfort Letters. Upon request, the Company shall furnish to each holder of Registrable Securities included in any Registration Statement a signed counterpart, addressed to such holder, of (i) any opinion of counsel to the Company delivered to any Underwriter and (ii) any comfort letter from the Company’s independent public accountants delivered to any Underwriter. In the event no legal opinion is delivered to any Underwriter, the Company shall furnish to each holder of Registrable Securities included in such Registration Statement, at any time that such holder elects to use a prospectus, an opinion of counsel to the Company to the effect that the Registration Statement containing such prospectus has been declared effective and that no stop order is in effect.

3.1.10 Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.11 Listing. The Company shall use its best efforts to cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the holders of a majority of the Registrable Securities included in such registration.

3.1.12 Road Show. If the registration involves the registration of Registrable Securities involving gross proceeds in excess of $25,000,000, the Company shall use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any underwritten offering.

3.2 Obligation to Suspend Distribution. Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.1.4(iv), or, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Company’s Board of Directors, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any Registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.4(iv) or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such holder will deliver to the Company all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3 Registration Expenses. The Company shall bear all costs and expenses incurred in connection with any Demand Registration pursuant to Section 2.1, any Piggy-Back Registration pursuant to Section 2.2, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.11; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including the expenses or costs associated with the delivery of any opinions or comfort letters requested pursuant to Section 3.1.9); (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration; and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders. Additionally, in an underwritten offering, all selling stockholders and the Company shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering. Notwithstanding any of the foregoing provisions, the Company shall not be required to pay for any expenses of any Registration proceeding begun pursuant to Section 2.1 if the Registration request is subsequently withdrawn at the request of the holders of a majority of the Registrable Securities to be registered (in which case the participating holders requesting for the withdrawal shall bear such expenses), unless, in the case of a registration requested under Section 2.1, all of the holders of the Registrable Securities agree to forfeit their right to one demand registration pursuant to Section 2.1.

3.4 Information. The holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws.

3.5 Restrictive Legend Removal. Subject to receipt from the Holder by the Company and the Company’s transfer agent (the “Transfer Agent”) of such customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, the Holder may request that the Company remove any legend from the book entry position evidencing its Registrable Securities and the Company will, if required by the Transfer Agent, use its commercially reasonable efforts to cause an opinion of the Company’s counsel to be provided, in a form reasonably acceptable to the Transfer Agent to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) have been or are about to be sold or transferred pursuant to an effective Registration Statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Registrable Securities. If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 3.6 and within three (3) trading days of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Registrable Securities. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls a Holder and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, a “Holder Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Holder Indemnified Party for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein. The Company also shall indemnify any Underwriter of the Registrable Securities, their officers, affiliates, directors, partners, members and agents and each person who controls such Underwriter on substantially the same basis as that of the indemnification provided above in this Section 4.1.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers and each Underwriter (if any), and each other selling holder and each other person, if any, who controls another selling holder or such Underwriter within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1 and 4.2 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5. RULE 144.

5.1 Rule 144. The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

6. MISCELLANEOUS.

6.1 Termination. The Company’s obligation under Section 2 with respect to any Registrable Securities proposed to be sold by a holder in a Registration pursuant to Section 2 shall terminate on the earlier of (i) the date on which none of the Holders hold any Registrable Securities, (ii) the dissolution, liquidation, or winding up of the Company, (iii) upon the unanimous agreement of the Holders, or (iv) the fifth anniversary of the date of this Agreement. The provisions of Section 4 shall survive any termination of this Agreement.

6.2 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties, to the permitted assigns of the Holders or holder of Registrable Securities or of any assignee of the Holders or holder of Registrable Securities. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2.

6.3 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be hand delivered, delivered by reputable air courier service with charges prepaid, or transmitted by email, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of delivery or transmission if hand delivered or transmitted by email or facsimile; provided, that if such delivery or transmission is not on a business day or is after normal business hours, then such notice shall be deemed given on the next business day. Notice otherwise sent as provided herein shall be deemed given on the next business day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery.

To the Company:

Altitude Acquisition Corp.

400 Perimeter Center Terrance Suite 151

Atlanta, Georgia 30346

Attn: Gary Teplis

Email: gary.teplis@altitudeac.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attn: Elliott Smith

Bryan Luchs

Emilio Grandio

Email: elliott.smith@whitecase.com

bryan.luchs@whitecase.com

emilio.grandio@whitecase.com

To a Holder, to the address set forth below such Holder’s name on the signature pages hereto.

6.5 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.6 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

6.7 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

6.8 Modifications and Amendments. No amendment, modification or termination of this Agreement shall be binding upon any party unless executed in writing by such party.

6.9 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement. No amendment, modification or termination of this Agreement shall be binding upon the holders of the Registrable Securities unless executed in writing by the holders of the majority Registrable Securities.

6.10 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.11 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holder or any other holder of Registrable Securities may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

6.12 Governing Law. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

6.13 Waiver of Trial by Jury. Each party hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement, the transactions contemplated hereby, or the actions of the Holder in the negotiation, administration, performance or enforcement hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:
PICARD MEDICAL HOLDINGS, INC.

By:
Name:
Title:

SPONSOR:

ALTITUDE ACQUISITION HOLDCO LLC

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDER:

Print Name of Holder

Signature

By:
Title:

Notice Address:

Attn:
Email:

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit 10.4

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of [•], 2023, by and between the undersigned (the “Holder”), Altitude Acquisition Corp., a Delaware corporation (the “Parent”), and the other persons who enter into a joinder to this Agreement substantially in the form of Exhibit A hereto with Parent in order to become a “Holder” for purposes of this Agreement. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Business Combination Agreement (as defined below).

BACKGROUND

A. Parent, Altitude Merger Sub I, Inc., a Delaware corporation, Altitude Merger Sub II, LLC, a Delaware limited liability company, Picard Medical, Inc., a Delaware corporation (the “Company”) and Hunniwell Picard I, LLC, a Delaware limited liability company (the “Stockholders’ Representative”), entered into a Business Combination Agreement dated as of April 23, 2023 (the “Business Combination Agreement”).

B. Pursuant to the Business Combination Agreement, the Parent will become the 100% stockholder of the Company (the “Transaction”).

C. The Holder is the record and/or beneficial owner of equity securities of the Company, which will be exchanged for common stock, warrants and options of the Parent pursuant to the Business Combination Agreement.

D. As a condition of, and as a material inducement for the Company to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Holder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Lock-Up.

a.

During the Share Lock-up Period (as defined below), the Holder irrevocably agrees that it, he or she will not offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position with respect to, any of the Lock-up Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any transaction specified above, or engage in any Short Sales (as defined below) with respect to any security of PubCo.

b.

Without limiting the vesting provisions set forth in the Business Combination Agreement with respect to the Earnout Warrants, during the Warrant Lock-up Period (as defined below), the Holder irrevocably agrees that it, he or she will not offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any of the Lock-up Warrants (as defined below), establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position with respect to, any of the Lock-up Warrants, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Warrants, whether any of these transactions are to be settled by delivery of any such Lock-up Warrants, in cash or otherwise, publicly disclose the intention to make any transaction specified above.

c.

In furtherance of the foregoing, Parent will (i) place an irrevocable stop order on all Lock-up Securities (as defined below), including those which may be covered by a registration statement, and (ii) notify Parent’s transfer agent in writing of the stop order and the restrictions on such Lock-up Securities under this Agreement and direct Parent’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Securities, except in compliance with this Agreement. In addition to any other applicable legends, each certificate or book entry position representing the Lock-up Securities shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

d.	For purposes hereof:

i.

“Lock-up Shares” means the shares of PubCo Common Stock received by the Holder as consideration in the Transaction (as described in Article III of the Business Combination Agreement) and beneficially owned by the Holder as specified on the signature hereto.

ii.

“Lock-up Warrants” means the warrants of PubCo received by the Holder as consideration in the Transaction (as described in Article III of the Business Combination Agreement), including Closing Warrants and Earnout Warrants, and beneficially owned by the Holder as specified on the signature hereto.

iii.	“Lock-up Securities” means the Lock-up Shares and Lock-up Warrants.

iv.

“Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

v.

The “Share Lock-up Period” means the period ending on the earliest of (x) the date this is one (1) year following the Closing Date, (y) the date on which the closing price of shares of PubCo Common Stock on Nasdaq equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for twenty (20) of any thirty (30) consecutive trading days commencing at least 150 days after the Closing, and (z) the date on which Parent completes a liquidation, merger, capital stock exchange, reorganization or similar transaction that results in all of PubCo’s stockholders having the right to exchange their shares of PubCo Common Stock for cash, securities or other property.[1]

[1]

Note to Draft: For Permitted Company Financing issued during the interim period, the “Share Lock-Up Period” and “Warrant Lock-Up Period” as applicable, will in each case be one day after the applicable reset expires.

2

vi.	The “Warrant Lock-up Period” means the period ending 30 days after the Closing.

The restrictions set forth herein shall not apply to: (1) transfers or distributions to the Holder’s current or former general or limited partners, managers or members, stockholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the Holder’s immediate family or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (3) by virtue of the laws of descent and distribution upon death of the Holder; (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of this Agreement; (5) transfers or distributions of, or other transactions involving, securities other than the Lock-up Securities (including, without limitation, securities acquired in the PIPE or in open market transactions); or (6) transfers with the prior written consent of PubCo and Sponsor (collectively, “Permitted Transfers”); provided that in each case, such Permitted Transfer shall be subject to prior receipt by PubCo of a duly executed joinder to this Agreement substantially in the form of Exhibit A hereto.

In addition, the restrictions set forth herein shall not apply to any bona fide third-party tender offer, merger, consolidation, business combination, stock purchase or other similar transaction or series of related transactions after the Closing Date, if such transaction or transactions would result in all of Acquiror’s stockholders having the right to exchange their PubCo securities for cash, securities or other property subsequent to the Closing Date; provided that in the event that such tender offer, merger, consolidation, business combination, stock purchase or transaction or series of related transactions is not completed, the Lock-up Securities shall remain subject to the restrictions set forth herein.

2. Representations and Warranties.

Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound.

3. Beneficial Ownership.

The Holder hereby represents and warrants that it is or will be the record and beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), with the sole power to dispose of (or sole power to cause the disposition of) and the sole power to vote (or sole power to direct the voting of) the Lock-up Securities, and that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of capital stock of Parent, or any economic interest in or derivative of such stock, other than those Lock-up Securities specified on the signature page hereto.

3

4. No Additional Fees/Payment.

The parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

5. Notices.

Any notices required or permitted to be sent hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00 PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(a)	If to Parent, to:

Altitude Acquisition Corp.
400 Perimeter Center Terrace, Suite 151
Atlanta, GA 30346
Attn: Gary Teplis, Chief Executive Officer
E-mail: gary.teplis@altitudeac.com

with a copy to (which shall not constitute notice):

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attn: Elliott Smith

         Bryan Luchs

         Emilio Grandio

E-mail: Elliott.smith@whitecase.com

         Bryan.luchs@whitecase.com

         Emilio.grandio@whitecase.com

(b)	If to the Holder, to the address set forth on the Holder’s signature page hereto, with a copy, which shall not constitute notice, to:

Winston & Strawn LLP

800 Capitol St., Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship

E-mail: MBlankenship@winston.com

or to such other address as any party may have furnished to the others in writing in accordance herewith.

4

6.	Assignment.

No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided that a Holder may assign this Agreement to a solely in connection with Permitted Transfer, subject to the receipt by Parent of a duly executed joinder to this Agreement in the form of Exhibit A hereto by the transferee. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 6 shall be null and void, ab initio.

7.	Enumeration and Headings.

The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

8.

Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

9.	Successors and Assigns.

This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by Parent and its successors and assigns.

10.

Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

11.	Amendment.

This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

12.

Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

13.

No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

14.	Governing Law; Jurisdiction; Waiver of Jury Trial.

THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

5

Any claim, action, suit, assessment, arbitration or proceeding (an “Action”) based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 14.

EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.

15.	Specific Performance.

The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to seek an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 15 shall not be required to provide any bond or other security in connection with any such injunction.

16.	Entire Agreement; Controlling Agreement.

Except as otherwise set forth herein, this Agreement constitutes the full and entire understanding and agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Business Combination Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

6

IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Altitude Acquisition Corp.

By:
Name:	Gary Teplis
Title:	Chief Executive Officer and President

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HOLDER

[•]

By:
Name: [•]
Title: [•]

Address:

[•]

NUMBER OF LOCK-UP SHARES: [•]

NUMBER OF LOCK-UP WARRANTS: [•]

[Signature Page to Lock-Up Agreement]

EXHIBIT A

FORM OF JOINDER TO LOCKUP AGREEMENT

[______], 2023

Reference is made to the Lockup Agreement, dated as of [•], 2023, by and among Altitude Acquisition Corp., a Delaware corporation (now known as Picard Medical Holdings, Inc., “Parent”), and the Holder (as defined therein) (as amended from time to time, the “Lock-up Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Lock-up Agreement.

Each of Parent and each undersigned holder of securities of Parent (each, a “New Holder”) agrees that this Joinder to the Lock-up Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.

Each undersigned New Holder hereby agrees to and does become party to the Lock-up Agreement as a Holder party thereto. This Joinder shall serve as a counterpart signature page to the Lock-up Agreement and by executing below each undersigned New Holder is deemed to have executed the Lock-up Agreement with the same force and effect as if originally named a party thereto.

This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.

[NEW HOLDER]

By:
Name:
Title

PICARD MEDICAL HOLDINGS, INC.

By:
Name:
Title:

Exhibit 99.1

Picard Medical and its Subsidiary, SynCardia Systems, a Pioneer in Total Artificial Heart Technology, to Become a Publicly Traded Company via Merger with Altitude Acquisition Corp.

SynCardia Manufactures and Distributes the First-and-Only Commercially Available and FDA Approved Total Artificial Heart

SynCardia is Entering a Rapid Growth Phase Supported by New Product Development, Label Expansion, and International Growth

Transaction Estimates a Pre-Money Enterprise Value of $480 Million for Picard Medical

Picard Medical Stockholders Will Roll 100% of Their Existing Equity Holdings into the Combined Company

Palo Alto, CA & Tucson, AZ & Atlanta, GA April 24, 2023 – Picard Medical, Inc. (“Picard Medical”), the parent company of SynCardia Systems, LLC (“SynCardia”), a global leader in mechanical heart replacement technology, today announced that it has entered into a definitive business combination agreement with Altitude Acquisition Corp. (“Altitude”) (NASDAQ: ALTU), a publicly traded special purpose acquisition company, that will result in Picard Medical becoming a publicly listed company.

Upon closing of the transaction, Altitude will be renamed Picard Medical Holdings, Inc. and is expected to remain listed on Nasdaq.

SynCardia manufactures, sells, and markets the world’s first and only FDA approved and commercially available Total Artificial Heart (“TAH”) to replace the full functions of a failing or failed human heart caused by end-stage, biventricular heart failure. SynCardia’s products are approved for use in many countries, including the United States and Canada. SynCardia is working with regulatory authorities to have its CE mark reinstated under EU MDR for most European Union countries. SynCardia has successfully completed over 2,000 implants at over 140 hospitals, prolonging the lives of patients facing terminal outcomes with few alternative treatment options available.

Cardiovascular disease is the leading cause of death globally and has resulted in 64.3 million heart failure patients worldwide. SynCardia’s TAH has been designed to address the growing and unmet needs of this patient population, which represents a multi-billion-dollar market opportunity.

In the United States alone, there are approximately 6.2 million cases of heart failure annually, leading to over 380,000 deaths and $30.7 billion in medical costs. The only definitive therapy for end-stage heart failure is heart transplantation, and it is estimated that 300,000 patients currently require this treatment option. Due to a limited supply of donor hearts, little more than 3,000 (or approximately 1%) of these patients will receive a heart transplant. There remains a significant need for a reliable mechanical heart replacement solution to address this shortfall and SynCardia’s TAH is the only FDA approved option available to satisfy this growing and unmet need in the United States.

Internationally, there remains a substantial and growing market opportunity to provide end-stage heart failure patients with wider access to TAH replacement therapy. SynCardia’s TAH has produced strong clinical results, shown proven efficacy, and is able to treat a broader range of patients in this population compared to competing TAH products. SynCardia is expanding its manufacturing capabilities, pursuing regulatory approvals, and training new physicians across key growth regions, including China, India, and the Middle East.

SynCardia projects a substantial growth in 2023, with sales expected to accelerate due to planned upgrades and new products, enhanced sales and marketing activities, international expansion, and pursuit of FDA approval of the Company’s existing TAH to a long-term indication. SynCardia is expected to achieve break-even profitability by 2024.

Management Comments

Gary Teplis, President & CEO of ALTU, commented: “We couldn’t be more excited to partner with Picard Medical in this transaction. SynCardia is a truly compelling opportunity to address a global health crisis and improve the lives of 64.3 million patients suffering from heart failure around the globe. The problem is just too big to ignore. Throughout its 39-year history, SynCardia has proven itself the leader in TAH technology and we have every confidence in its ability to execute on its growth plans, expand its addressable market and deliver positive therapeutic outcomes to those who need it the most.”

Richard Fang, PhD, CEO of Picard Medical, commented: “SynCardia has built a strong foundation as an industry leader and is currently approaching a unique inflection point where opportunities for growth are both clear and obtainable. Our business combination with ALTU will provide the necessary springboard to capitalize on these opportunities through investments designed to increase accessibility of the SynCardia TAH and continued development of next-generation technology. Our hope is to prolong and improve the lives of the growing number of heart failure patients throughout the world and we thank Gary and the Altitude shareholders for their support.”

Transaction Overview

The proposed transaction values Picard Medical at an enterprise value of $480 million, assuming no redemptions by Altitude Acquisition Corp. shareholders, and calls for the combined company to have at least $38 million in net cash at the time of closing. Existing Picard Medical equity holders will roll 100% of their equity into the combined public company.

Proceeds from the transaction are expected to accelerate SynCardia’s international expansion, support its pursuit of FDA approval for long-term indications, and advance research & development of next generation products.

The transaction has been approved by the boards of directors of both Altitude and Picard Medical. The transaction is expected to close in the third or fourth quarter of 2023 and is subject to the approval of the stockholders of Altitude and Picard Medical, and other customary closing conditions. There can be no assurance that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all.

Advisors

White & Case LLP acted as legal advisor to Altitude. Winston & Strawn LLP acted as legal advisor to Picard Medical.

About Picard Medical, Inc.

Picard Medical is the parent company of SynCardia Systems, a Tucson, Arizona based leader in mechanical heart replacement technology for patients suffering from end-stage heart failure. SynCardia develops, manufactures, and commercializes the SynCardia Total Artificial Heart (TAH), an implantable system designed to assume the full functions of a failing or failed human heart. It is the first and only FDA approved TAH commercially available in the United States and Canada. With 39 years of clinical use, SynCardia’s TAH and its predecessors have been used in over 2,000 implantations across 140 medical centers globally and it is the most widely used and extensively studied TAH in the world.

About Altitude Acquisition Corp.

Altitude Acquisition Corp. (Nasdaq: ALTUU, ALTU, ALTUW) is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

Additional Information and Where to Find It

In connection to the proposed business combination, Altitude intends to file with the U.S. Securities and Exchange Commission’s (the “SEC”) a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to Altitude’s stockholders as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the Proxy Statement/Prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Altitude Acquisition Corp., 400 Perimeter Center Terrace Suite 151, Atlanta, GA 30346.

This communication may be deemed to be offering or solicitation material in respect of the proposed transaction, which will be submitted to the stockholders of Altitude for their consideration. Altitude urges investors, stockholders and other interested persons to carefully read, when available, the preliminary and definitive Proxy Statement/Prospectus as well as other documents filed with the SEC (including any amendments or supplements to the Proxy Statement/Prospectus, as applicable), in each case, before making any investment or voting decision with respect to the proposed transaction, because these documents will contain important information about Altitude, Picard Medical and the proposed transaction.

Participants in the Solicitation

Altitude and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described herein under the rules of the SEC. Information about the directors and executive officers of Altitude and a description of their interests in Altitude and the proposed transaction are set forth in Altitude’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on Mach 29, 2022 (as amended on August 23, 2022, the “Annual Report”) and the Proxy Statement/Prospectus, when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any business combination. This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Altitude’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability of Altitude to enter into a definitive agreement with respect to an initial business combination with Picard Medical, Inc. within the time provided in Altitude’s amended and restated certificate of incorporation; performance of Picard Medical’s business; the risk that the approval of the stockholders of Altitude for the proposed transaction is not obtained; failure to realize the anticipated benefits of the proposed transaction, including as a result of a delay in consummating the proposed transaction; the amount of redemption requests made by Altitude’s stockholders and the amount of funds remaining in Altitude’s trust account after satisfaction of such requests; Altitude’s and the Picard Medical’s ability to satisfy the conditions to closing the proposed transaction; and those factors discussed in the Annual Report under the heading “Risk Factors,” and other documents of Altitude filed, or to be filed, with the SEC. Altitude does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Cody Slach or Matthew Hausch

Gateway

ALTU@gatewayir.com

949-574-3860

Exhibit 99.2 Confidential SynCardia, a subsidiary of Picard Medical Total Artificial Heart, Viable Alternative to Heart Transplants 24 April 2023 Preliminary |

Disclaimer (1/2) THIS PRESENTATION (TOGETHER WITH ORAL STATEMENTS MADE IN CONNECTION HEREWITH, THIS “PRESENTATION”) IS BEING PROVIDED TO YOU SOLELY FOR YOUR INFORMATION. THIS PRESENTATION HAS NOT BEEN APPROVED BY ANY REGULATORY AUTHORITY. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR ISSUE, OR ANY SOLICITATION OF ANY OFFER TO PURCHASE, SUBSCRIBE FOR OR OTHERWISE AQCQUIRE, ANY SECURITIES IN ANY STATES OR JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL, AND NOTHING CONTAINED HEREIN SHALL FORM THE BASIS OF ANY CONTRACT OR COMMITMENT WHATSOEVER. THIS PRESENTATION MAY NOT BE PUBLISHED OR FURTHER DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY JURISDICTION WHERE, OR TO ANY OTHER PERSON TO WHOM, TO DO SO WOULD BE UNLAWFUL. This Presentation is only being provided to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination” between Altitude Acquisition Corp. (“Altitude”) and Picard Medical, Inc. (the “Company”). References to the Company include the Company and its subsidiaries, including SynCardia Systems, LLC (“SynCardia”). The information contained herein does not purport to be all-inclusive and none of Altitude, the Company, or any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement representation or warranty made by any other person, firm or corporation (including, without limitation, Altitude, the Company, or any of their respective affiliates or control persons, officers, directors and employees) in making its investment or decision to invest. None of Altitude, the Company, any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of Altitude or the Company. Forward-Looking Statements This Presentation contains statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts and can generally be identified by the use of future dates or words such as “may,” “should,” “could,” “will,” “expects,” “seeks to,” “anticipates,” “plans,” “believes,” “estimates,” “intends,” “predicts,” “projects,” “forecast,” “potential” or “continue” or the negative of such terms and other comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, risks, and uncertainties that could cause actual results to differ materially from such estimates or forecasts. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information in this Presentation. Such forward-looking statements speak only as of the date on which they are made and Altitude and the Company do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Presentation. Forward-looking statements in this presentation may include, for example, statements about: the Company’s growth strategy, future operations, financial position, estimated revenues and losses, projected capex, prospects and plans; the Company’s strategic advantages and the impact those advantages will have on future financial and operational results; the implementation, market acceptance and success of the Company’s products; the Company’s approach and goals with respect to research and development; the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; changes in applicable laws or regulations; and the outcome of any known and unknown litigation and regulatory proceedings. Neither Altitude, the Company nor any of its subsidiaries, affiliates, representatives or advisors assumes any responsibility for or makes any representation or warranty (express or implied) as to, the reasonableness, completeness, accuracy or reliability of the estimates and information contained herein, which speak only as of the date identified on the cover page of this Presentation. Altitude, the Company and their respective affiliates, representatives and advisors expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom. Neither Altitude, the Company nor any of their respective affiliates, representatives or advisors intends to update or otherwise revise the estimates and other information contained herein to reflect circumstances existing after the date identified on the cover page of this Presentation to reflect the occurrence of future events even if any or all of the assumptions, judgments and estimates on which the information contained herein is based are shown to be in error, except as required by law. Confidential 2 2

Disclaimer (2/2) Industry and Market Data In this Presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which the Company competes and other industry data. We obtained this information and statistics from third-party sources, including reports by market research firms and publicly-available filings. While we believe such third- party information is reliable, there can be no assurance as to the accuracy or completement of the indicated information. We have not independently verified the accuracy or completeness of the information provided by the third-party sources. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of the Company and other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Further, third-party logos included in this Presentation may represent past or present vendors or suppliers of materials and/or products to the Company for use in connection with its business or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that the Company will work, or continue to work, with any of the third parties whose logos are included herein in the future. Additional Information and Where to Find It This document relates to a proposed Business Combination between Altitude and the Company. In connection with the proposed Business Combination, Altitude intends to file with the SEC, a registration statement on Form S-4, containing a preliminary proxy statement/prospectus of Altitude and after the registration statement is declared effective, Altitude will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its stockholders. This Presentation does not contain any information that should be considered by Altitude’s stockholders concerning the proposed Business Combination and is not intended to constitute the basis of any voting or investment decision in respect of the Business Combination or the securities of Altitude. Altitude’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Altitude, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Altitude as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/ prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Altitude Acquisition Corp., 400 Perimeter Center Terrace, Suite 151, Atlanta, GA 30346. Participants in the Solicitation Altitude, the Company and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Altitude’s stockholders with respect to the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Altitude’s directors and officers in its filings with the SEC, including, when filed with the SEC, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents filed with the SEC. Such information with respect to the Company’s directors and executive officers will also be included in the proxy statement/prospectus. Confidential 3 3

Risk Factors The risks presented below are certain of the general risks related to the Company, SynCardia, Altitude, and the proposed business combination among the Company, Altitude and their respective subsidiaries, as applicable (the “Business Combination”), and such list is not exhaustive. You should carefully consider these risks and uncertainties, carry out your own diligence, and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by SynCardia and Altitude with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and Altitude and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. Risks Related to Our Business • We have a history of significant losses. If we do not achieve and sustain profitability, our financial condition could suffer. • All of our revenue is generated from a limited number of products, and any decline in the sales of these products or failure to gain market acceptance of these products will negatively impact our business. • The manufacturing process of the SynCardia Total Artificial Heart (TAH) is complex and requires sophisticated equipment, experienced manufacturing personnel and highly specialized knowledge. If we are unable to manufacture the TAH on a timely basis consistent with its quality standards, our results of operations will be adversely impacted. • We rely on specialized suppliers for key components of the SynCardia TAH and related drivers and do not have second-source suppliers for the majority of the SynCardia TAH’s components. • The future worldwide demand for our current products and future products is unproven. Our current products and future products may not be accepted by hospitals, surgeons or patients, and may not become commercially successful. • If we are unable to educate physicians on the safe and effective use of the SynCardia TAH, we may be unable to achieve our expected growth. • If we fail to develop and retain a direct sales force and effective network of international distributors, we may be unable to achieve expected growth targets and our business could suffer. • Reliance on distributors and third-parties to market and sell our products could negatively impact our business, because we may not be able to find suitable distributors for our products on satisfactory terms, agreements with distributors may prematurely terminate, our existing distributor relationships or contract may preclude us or limit us from entering into arrangements with other distributors, and we may not be able to negotiate new or renew existing distributing agreements on acceptable terms, or at all. • We operate in a highly competitive market segment, which is subject to rapid technological change. If our competitors are able to develop and market technologies or products that are safer, more effective, less costly, easier to use or otherwise more attractive than our products, our business will be adversely impacted. • We have significant customer concentrations, and economic difficulties or changes in the purchasing policies or patterns of our key customers could have a significant impact on our business and operating results. We have no long-term exclusive agreements with our customers and, as a result, generally operate on an invoice and purchase order basis to meet our customers’ needs. • Our future success depends on our ability to develop, receive regulatory approval for, and introduce new products or product enhancements that will be accepted by the market. • If we are unable to successfully complete the pre-clinical studies or clinical trials necessary to support premarket approval applications or PMA supplements, its ability to obtain approvals for new products will be limited. • If third-party payors do not provide adequate coverage and reimbursement for the use of our products, it is unlikely that our products will be widely used and our revenues will be negatively impacted. • Our manufacturing operations, research and development activities, and corporate headquarters, are currently based at a single location, which may subject us to a variety of risks. • Product liability claims could damage our reputation or adversely affect our business. • Product deficiencies could result in field actions, recalls, substantial costs and write-downs; these could also lead to the delay or termination of ongoing trials and harm our reputation and our business and financial results. • Any claims relating to improper handling, storage or disposal of hazardous chemicals and biomaterials could be time-consuming and costly to address. • Our international operations subject us to certain operating risks, which could adversely impact our results of operations and financial condition. Confidential 4 4

Risk Factors Risks Related to Our Business (Continued) • We are subject to credit risk from our accounts receivable related to its product sales, which include sales within foreign countries that have recently experienced economic turmoil. • We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact its results of operations. • Our ability to use net operating losses to offset future taxable income may be subject to certain limitations; in addition, we may be unable to use a substantial part of our net operating losses if we do not attain profitability in an amount necessary to offset such losses. • The industry- and market-related estimates included in this Presentation are based on various assumptions and may prove to be inaccurate. • Our ability to maintain our competitive position depends on our ability to attract and retain highly qualified personnel. • If we acquire other companies or businesses, form joint ventures or partner with companies in other jurisdictions, we will be subject to risks that could hurt our business. • Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results. • There can be no assurance that Altitude or the Company will be able to raise sufficient capital to consummate the Business Combination. Even if we consummate the Business Combination, we will need substantial additional funding to pursue our business objectives and continue our operations. If we are unable to raise capital when needed or on attractive terms, we may be required to delay, limit, reduce, or terminate our research or product development programs or future commercialization efforts. Risks Related to Regulation of Our Industry • Our business is subject to extensive governmental regulation that could make it more expensive and time consuming to introduce new or improved products. • The off-label use or misuse of our products may harm our image in the marketplace, result in injuries that lead to product liability suits, which could be costly to our business, or result in costly investigations and regulatory agency sanctions if we are deemed to have engaged in such promotion. • We are required to comply with medical device reporting, or MDR, requirements and must report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions. • Our employees, independent contractors, principal investigators, consultants, commercial partners and suppliers may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. • We are subject to various federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business. • The TAH is currently approved in the U.S. for temporary bridge to transplant indication. We plan to seek approval for long-term indication. If we do not receive that approval, we may need to undertake additional clinical trials, which could cost significant funds and adversely affect our business. • In Europe, following a suspension, we voluntarily withdrew our CE certificate under the European Union Medical Device Directive (the “CE MDD”) in 2022 and terminated our relationship with our CE notifying body, and failure to reinstate our CE certificate under CE MDR or to establish a relationship with a new notifying body could have a material adverse effect on our business. • Prior weaknesses in our CE MDD regulatory regime and compliance with developing European Union medical device regulations, including the CE MDD, may limit our ability to market or sell products in European markets or to introduce new products into European markets. • Failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed abroad and may limit our ability to generate revenue from product sales. • Our relationships with customers, health care providers, physicians, and third-party payors are subject, directly or indirectly, to federal and state healthcare anti-kickback and fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm, and diminished future profits and earnings. If we are unable to comply or have not fully complied with these laws, we could face substantial penalties. • We may face potential liability under applicable privacy laws if we obtain identifiable patient health information from clinical trials sponsored by us. • We are subject to anti-corruption laws, as well as export control, anti-money laundering, customs, sanctions, and other trade laws and regulations governing our operations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and the payment of legal expenses, which could adversely affect our business, results of operations, and financial condition. Confidential 5 5

Risk Factors Risks Related to Intellectual Property • Many aspects of the SynCardia TAH are no longer protected by patents, and we may be unable to protect our products from competition through other means. • The medical device industry is characterized by extensive patent litigation, and we could become subject to litigation that could be costly, result in the diversion of management’s attention, require us to pay significant damages or royalty payments or prevent SynCardia from marketing and selling its existing or future products. • If we fail to comply with our obligations in agreements under which we license rights to technology from third parties, or if the license agreements are terminated for other reasons, we could lose license rights that are important to our business. • We may be subject to claims that we or our employees have inadvertently or intentionally used or disclosed trade secrets or other proprietary information of former employers of our employees. • We may initiate, become a defendant in, or otherwise become party to lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming, and unsuccessful. Risks Related to Altitude and the Business Combination • Altitude and the Company may not be able to obtain the required shareholder approvals to consummate the Business Combination. • The consummation of the Business Combination is subject to risks that regulatory approvals are not obtained, are delayed, or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination. • Altitude’s sponsor, officers and directors have potential conflicts of interest in recommending that its stockholders vote in favor of approval of the Business Combination. • Altitude’s sponsor holds approximately 82% of the Company’s outstanding common stock and accordingly will be able to approve the Business Combination even if no other shares are voted in favor of it. Altitude’s sponsor has agreed to vote in favor of the Business Combination, regardless of how public stockholders vote. • Altitude’s sponsor, directors, officers, advisors, and their affiliates may enter into certain transactions, including purchasing shares or warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of its securities. • Each of Altitude and the Company has incurred and will incur substantial costs in connection with the Business Combination, and related transactions, such as legal, accounting, consulting, and financial advisory fees, which will be paid out of the proceeds of the Business Combination. • The ability of Altitude’s public stockholders to exercise redemption rights with respect to a large number of shares could deplete Altitude’s trust account prior to the Business Combination and thereby diminish the amount of working capital of the combined company. • Subsequent to the consummation of the Business Combination, the combined company may be required to take write-downs or write-offs and restructuring, impairment, or other charges that could have a significant negative effect on its financial condition, results of operations, and share price, which could cause you to lose some or all of your investment. • Uncertainty about the effect of the Business Combination may affect the Company’s ability to retain key employees and integrate management structures and may materially impact the management, strategy, and results of its operation as a combined company. • Altitude is an emerging growth company subject to reduced disclosure requirements, and there is a risk that availing itself of such reduced disclosure requirements will make its common stock less attractive to investors. • The consummation of the Business Combination is subject to a number of conditions, and, if those conditions are not satisfied or waived, the Business Combination agreement may be terminated in accordance with its terms and the Business Combination may not be completed. • Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination. • Changes to the proposed structure of the Business Combination may be required as a result of applicable laws or regulations. • Altitude and the Company will be subject to business uncertainties and contractual restrictions while the Business Combination is pending, and such uncertainty could have a material adverse effect on Altitude’s and the Company’s business, financial condition, and results of operations. • If Altitude is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult to complete the Business Combination. • If Altitude is unable to complete the Business Combination or another initial business combination by December 11, 2023, Altitude will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares, and, subject to the approval of its remaining shareholders and Altitude’s board of directors, dissolving and liquidating. In such event, third parties may bring claims against Altitude and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by shareholders could be less than $10.00 per share. • The combined company may not be able to realize the anticipated benefits of the Business Combination. Confidential 6 6

Risk Factors Risks Related the Combined Company’s Securities Following Consummation of the Business Combination • The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members. • If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the combined company, its business, or its market, or if they change their recommendations regarding the combined company’s securities adversely, the price and trading volume of the combined company’s securities could decline. • An active trading market for the combined company’s shares of common stock may not be available on a consistent basis to provide stockholders with adequate liquidity. The stock price may be volatile, and stockholders could lose all or a significant part of their investment. • Following the completion of the Business Combination, SynCardia or its principal stockholders may control a significant percentage of the voting power and will be able to exert significant control over the direction of the business. Such concentration of ownership may affect the market demand for the combined company’s shares. • There can be no assurance that the common stock and warrants issued in connection with the Business Combination will be approved for listing on Nasdaq following the closing, or that the combined company will be able to comply with the continued listing standards of Nasdaq. • Because the Company has no current plans to pay cash dividends for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you paid for them. • Future sales and issuances of the combined company’s common stock or rights to purchase the combined company’s common stock, including pursuant to the combined company’s equity incentive plans, or other equity securities or securities convertible into the combined company’s common stock, including Altitude’s outstanding warrants, could result in additional dilution of the percentage ownership of the combined company’s stockholders and could cause the stock price of the combined company’s common stock to decline even if its business is doing well. • Warrants will become exercisable for the combined company’s common stock beginning 30 days after the closing of the Business Combination, which would increase the number of shares eligible for future resale in the public market and result in dilution to the combined company’s stockholders and could also cause the market price of our common stock to drop significantly, even if our business is doing well. • Stockholders will experience immediate dilution as a consequence of the issuance of common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that stockholders have on the management of the Company. • If we fail to establish and maintain effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us, and, as a result, the value of our common stock. • Our internal controls and procedures may not prevent or detect all errors or acts of fraud. • Changes to, or application of different, financial accounting standards (including PCAOB standards) may result in changes to our results of operations, which changes could be material. • Following the Business Combination, anti-takeover provisions contained in the combined company’s certificate of incorporation and bylaws, as well as provisions of Delaware law, could delay or prevent a change in control, which could reduce the market price the combined company’s common stock and frustrate attempts by our stockholders to make changes in management. • Following the Business Combination, the combined company’s certificate of incorporation and bylaws will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between the combined company and its stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933, as amended, which could discourage claims or limit stockholders’ ability to make a claim against the combined company, its directors, officers, other employees, or stockholders. • The combined company will incur significant expenses as a result of being a public company, which could materially adversely affect the combined company’s business, results of operations, and financial condition. • Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline. • After the completion of the Business Combination, we may be at an increased risk of securities class action litigation. Confidential 7 7

Picard Management

Richard Fang, PhD
Board Member & CEO

- Managing Partner of Hunniwell Lake Ventures
- Former CEO of Reach Surgical
- R&D Engineer – Johnson & Johnson Ethicon
- Ph.D, Physics, Purdue University
- MBA, University of Cincinnati

REACH SURGICAL ETHICON a Johnson & Johnson company

Richard G. Smith, MSEE, CCE
Co-founder & Chief Science Officer

- 45 years in biomedical engineering;
  35 years with circulatory support devices
- Former Director of the Artificial Heart and Perfusion, Banner University Medical Center
- Experience with over 200 heart implants and procedures
- Over 150 medical publications

Daniel Teo
Board Member

- Managing Partner of Hunniwell Lake Ventures
- Former CFO and VP of Finance of Reach Surgical, Secqure Surgical, Suntech, IML and BP
- B.A., M.A., University of Cambridge
- M.S., Stanford Graduate School of Business
- ACCA (G.Dip Accounting & Finance)

REACH SURGICAL SECQURE SURGICAL CORP.

Chris Hsieh
Board Member

- CEO of The Women's Clinic Group
- Managing Partner of Hunniwell Lake Ventures
- Former CEO of IVPS
- Former Managing Director, Goldman Sachs and J.P. Morgan
- B.A., The University of Chicago

Goldman Sachs J.P.Morgan

8

Picard Management Richard G. Smith, MSEE, CCE Richard Fang, PhD Co-founder & Chief Science Officer Board Member & CEO ▪ Managing Partner of Hunniwell Lake Ventures▪ 45 years in biomedical engineering; 35 years with circulatory support devices ▪ Former CEO of Reach Surgical ▪ Former Director of the Artificial Heart and Perfusion, ▪ R&D Engineer – Johnson & Johnson Ethicon Banner University Medical Center ▪ Ph.D, Physics, Purdue University ▪ Experience with over 200 heart implants and procedures ▪ MBA, University of Cincinnati ▪ Over 150 medical publications Daniel Teo Chris Hsieh Board Member Board Member ▪ Managing Partner of Hunniwell Lake Ventures▪ CEO of The Women’s Clinic Group ▪ Former CFO and VP of Finance of Reach Surgical, ▪ Managing Partner of Hunniwell Lake Ventures Secqure Surgical, Suntech, IML and BP ▪ Former CEO of IVPS ▪ B.A., M.A., University of Cambridge ▪ Former Managing Director, Goldman Sachs and ▪ M.S., Stanford Graduate School of Business J.P. Morgan ▪ ACCA (G.Dip Accounting & Finance) ▪ B.A., The University of Chicago Confidential 8 8

Altitude Management Gary Teplis Founder, President, CEO & Director of Altitude Acquisition Corp. ▪ CEO of Teplis Travel ▪ Avid public equity, private equity and angel investor ▪ Lead investor in Travelscape.com ▪ Lead investor in the development of Under Armour’s global corporate headquarters ▪ Rollins College ▪ University of London Dr. Warren Hosseinion Chairman of Altitude Acquisition Corp. ▪ President and Director of Nutex Health, Inc. ▪ Chairman of Cardio Diagnostics, Inc. ▪ Co-Founder, Former CEO and Director of Apollo Medical Holdings, Inc. ▪ B.S., University of San Francisco ▪ M.D., M.S., Georgetown University Confidential 9 1

Transaction Summary • Picard Medical and its Subsidiary, SynCardia Systems, a Pioneer in Total Artificial Heart Technology, to Become a Publicly Traded Company • Transaction Value ▪ Expected $480.0M Pre-Money Enterprise Value – Closing consideration consists of 48M shares of common stock and 6.5M warrants – Additional 6.5M warrants earnout – Picard Medical Equityholders will roll 100% of their equity into the combined company ▪ Altitude Sponsor will forfeit 4.5M founder shares and 6.5M private placement warrants – Forfeited shares will be reduced by 20,000 shares for each $1M of proceeds in excess of $38M – Additional 1.25M founder shares and 1.0M private placement warrants to be placed into escrow ▪ Existing Picard shareholders and Altitude Acquisition Corp. Founder Shares subject to 12-month lockup on shares and 30- day lockup on warrants • Key Company highlights ▪ SynCardia manufactures and distributes the first and only commercially available and FDA Approved Total Artificial Heart – Approved for use in many countries – 39 years of clinical use – 2,000 successful implants at over 140 hospitals ▪ Pursuing FDA approval for a long-term indication Confidential 10 10

Sensitivity Analysis Sources and Uses Shares Out Sources Uses Illustrative Pro-Forma Capitalization Table (mm) (%) Picard Medical Inc. roll-over $ 480.0 Picard Medical Inc. roll-over $ 480.0 Existing Picard Medical Inc. Shareholders (1) 49.300 87.7% Permitted Company Financing (4) $ 20.0 Estimated transaction expenses (5) $ 6.5 Altitude Sponsor (2) 3.000 5.3% Closing Offering (3) $ 24.5 On-going business needs (6) $ 7.0 Finder's Fee 0.100 0.2% Assuming Altitude SPAC cash, in Trust $ 13.5 Cash to PubCo balance sheet $ 44.5 Altitude SPAC Shareholders 1.350 2.4% No Closing Offering Shareholders - Equity (3) 2.450 4.4% Redemptions Total Sources, up to $ 538.0 Total Uses, up to $ 538.0 TOTAL 56.200 100.0% Sources and Uses Shares Out Sources Uses Illustrative Pro-Forma Capitalization Table (mm) (%) Picard Medical Inc. roll-over $ 480.0 Picard Medical Inc. roll-over $ 480.0 Existing Picard Medical Inc. Shareholders (1) 49.300 88.8% Permitted Company Financing (4) $ 20.0 Estimated transaction expenses (5) $ 6.5 Altitude Sponsor (2) 3.000 5.4% Closing Offering (3) $ 24.5 On-going business needs (6) $ 7.0 Finder's Fee 0.100 0.2% Assuming Altitude SPAC cash, in Trust $ 6.8 Cash to PubCo balance sheet $ 37.8 Altitude SPAC Shareholders 0.675 1.2% 50% Closing Offering Shareholders - Equity (3) 2.450 4.4% Redemptions Total Sources, up to $ 531.3 Total Uses, up to $ 531.3 TOTAL 55.525 100.0% Sources and Uses Shares Out Sources Uses Illustrative Pro-Forma Capitalization Table (mm) (%) Picard Medical Inc. roll-over $ 480.0 Picard Medical Inc. roll-over $ 480.0 Existing Picard Medical Inc. Shareholders (1) 49.300 89.9% Assuming Permitted Company Financing (4) $ 20.0 Estimated transaction expenses (5) $ 6.5 Altitude Sponsor (2) 3.000 5.5% 100% Closing Offering (3) $ 24.5 On-going business needs (6) $ 7.0 Finder's Fee 0.100 0.2% Redemptions Altitude SPAC cash, in Trust $ - Cash to PubCo balance sheet $ 31.0 Altitude SPAC Shareholders - 0.0% Closing Offering Shareholders - Equity (3) 2.450 4.5% Total Sources, up to $ 524.5 Total Uses, up to $ 524.5 TOTAL 54.850 100.0% Note: Excludes the impact of 6.5M closing warrants and up to 6.5M earnout warrants issued to Picard Medical shareholders, 15M SPAC public warrants, and 1.5M Sponsor warrants (after the forfeiture of 6.5M warrants). (1) Calculated as $480M plus $13M of Closing Cash (ie, $20M cash from the Permitted Company Financing less $7M used for ongoing business needs), divided by $10 per share. (2) Reflects the forfeiture of 4.5M Founder Shares. Does not reflect the Sponsor earnout. (3) Assumes the issuance of common stock at $10 per share. No commitments from potential investors has been received as of the date of this presentation. (4) Assumes the issuance of equity or equity-linked securities. (5) Estimated transaction expenses exclude D&O insurance and potential brokerage expenses. (6) Assumes $1M of cash used by Picard Medical per month and 7 months between signing and closing the transaction. Confidential 11 11

SynCardia at-a-Glance ▪ SynCardia’s Total Artificial Heart (TAH) replaces full functions of a failing or failed human heart ▪ Designed to address unmet and growing needs in multibillion-dollar markets in the U.S. and globally ▪ Approved for use in over 30 countries, including the U.S., Canada, UK, and all major EU countries ▪ Commercially-available with over 2,000 implants completed in over 20 countries ▪ Strong clinical data expected to support and expand U.S. FDA Indications from bridge-to-transplant (BTT) to long-term or destination therapies ▪ Major product upgrades expected in near future and more new products driving further demand ▪ Growing international recognition and expansion into China, Middle East, India and other Asian countries Confident12 ial 12

Cardiovascular Diseases are the Leading Cause of Death Globally

Heart Failures	
64.3M Worldwide	**6.2M** U.S.

Growing heart failure in the U.S.

(million cases)

>8.0[3]
5.7
6.2
2012
2018
2030

Annual Costs to the U.S.	
379,800 Deaths[1]	**$30.7B** Costs[2]

1 in every 5 deaths

are related to heart failure in the U.S.

13

Cardiovascular Diseases are the Leading Cause of Death Globally Growing heart failure in the U.S. Heart Failures (million cases) 3 >8.0 6.2 5.7 64.3M 6.2M Worldwide U.S. 2012 2018 2030 1 in every 5 deaths Annual Costs to the U.S. are related to heart failure in the U.S. 379,800 $30.7B 1 2 Deaths Costs Source: WHO, European Journal of Heart Failure, American Heart Association, U.S. CDC, L.E.K. Research and Analysis Confidential 13 Notes: 1. No. of deaths related to heart failure in 2018, recorded on death certificates 13 2. Total medical costs relating to heart failure in 2012 3. Based on 2017 data, www.heart.org/en/news/2018/05/01/heart-failure-projected-to-increase-dramatically-according-to-new-statistics

Substantial Demand-Supply Imbalance Driving Urgent Need for TAH

300,000+
U.S. patients
(per year)
end-stage heart failures

Limited heart transplantations in the U.S.

4,000
3,000
2,000
1,000
0
2010 2015 2016 2017 2018 2019 2020

100-to-1 heart transplant imbalance in the U.S.

5%
are end-stage heart failure patients

3,000 – 4,000
heart transplantations each year

75%[2]
end-stage mortality rate (within the first year)

14

Substantial Demand-Supply Imbalance Driving Urgent Need for TAH 300,000+ 100-to-1 heart transplant U.S. patients (per year) imbalance in the U.S. end-stage heart failures 5% are end-stage heart failure patients Limited heart transplantations in the U.S. 3,000 – 4,000 4,000 heart transplantations each year 3,000 2,000 2 75% 1,000 end-stage mortality rate (within the first year) 0 2010 2015 2016 2017 2018 2019 2020 Source: Current Opinion in Cardiology, United Network for Organ Sharing, Current Opinion in Cardiology, CDC, L.E.K. Research and Analysis Confidential 1 14 Date period: 2010 to 2020 14 2 Could be as high as 75%

SynCardia

Obtained approvals from:

FDA — **U.S.**

Health Canada — **Canada**

Source: SynCardia
Note: [1] Based on company's review of publicly available information

15

1 Our Solution: The First and Only Commercially-Available Total Artificial Heart (TAH) in the U.S. Replacement to full functions of a human heart for end-stage, biventricular heart failure Obtained approvals from: U.S. Canada Source: SynCardia Confidential 1 15 Note: Based on company’s review of publicly available information 15

Jack G. Copeland, MD
Former President,
the International Society of Heart and Lung Transplantation;
Cardiothoracic surgeon

Marvin J. Slepian, MD
Former President, American Society for Artificial Internal Organs;
Regents' Professor; Professor of Medicine and BioMedical Engineering

750 years
clinical use

2,000+
devices implanted

32
countries

140+
hospitals

~1,000[1]
Certified specialists

$12M
2019 annual sales[2]

16

Founded by Well-known Cardiologists and Surgeons, SynCardia Achieved Significant Success Since Jack G. Copeland, MD 750 years 2,000+ Former President, the International Society of Heart and devices implanted clinical use Lung Transplantation; Cardiothoracic surgeon 32 140+ Marvin J. Slepian, MD countries hospitals Former President, American Society for Artificial Internal Organs; Regents' Professor; Professor of Medicine 1 and BioMedical Engineering ~1,000 $12M 2 Certified specialists 2019 annual sales Richard G. Smith, MSEE, CCE Former Technical Director, Artificial Heart and Perfusion Programs at Banner Health Source: SynCardia Confidential 16 1. Management estimate. Represents the number of specialists that have been trained to use the TAH system. 16 2. 2019 annual sales presented; 2020-2022 sales were affected by COVID-19 measures (2020: ~$5M, 2021: ~$5.08M, 2022: ~$3.74M)

Strong Clinical Results and Proven Efficacy

The NEW ENGLAND JOURNAL of MEDICINE

AUGUST 26, 2004

Cardiac Replacement with a Total Artificial Heart as a Bridge to Transplantation

Jack G. Copeland, M.D., Richard G. Smith, M.S.E.E., C.C.E., Francisco A. Arabia, M.D., Paul E. Nolan, Pharm.D., Gulshan K. Sethi, M.D., Pei H. Tsau, M.D., Douglas McClellan, B.S.M.E., and Marvin J. Slepian, M.D., for the CardioWest Total Artificial Heart Investigators*

ABSTRACT

BACKGROUND

The CardioWest Total Artificial Heart orthotopically replaces both native cardiac ventricles and all cardiac valves, thus eliminating problems commonly seen in the bridge to transplantation with left ventricular and biventricular assist devices, such as right heart failure, valvular regurgitation, cardiac arrhythmias, ventricular clots, intraventricular communications, and low blood flows.

METHODS

We conducted a nonrandomized, prospective study in five centers with the use of historical controls. The purpose was to assess the safety and efficacy of the CardioWest Total Artificial Heart in transplant-eligible patients at risk for imminent death from irreversible biventricular cardiac failure. The primary end points included the rates of survival to heart transplantation and of survival after transplantation.

RESULTS

Eighty-one patients received the artificial-heart device. The rate of survival to transplantation was 79 percent (95 percent confidence interval, 68 to 87 percent). Of the 35 control patients who met the same entry criteria but did not receive the artificial heart, 46 percent survived to transplantation (P<0.001). Overall, the one-year survival rate among the patients who received the artificial heart was 70 percent, as compared with 31 percent among the controls (P<0.001). One-year and five-year survival rates after transplantation among patients who had received a total artificial heart as a bridge to transplantation were 86 and 64 percent.

Source: The New England Journal of Medicine, SynCardia

17

Strong Clinical Results and Proven Efficacy 79% Survival rate to transplantation (vs. 46% in control group) 70% Survival rate at 1-year (vs. 31% in control group) Over 60% Patients survived over 2 years or successfully transplanted Just over 6 years Longest living patient on SynCardia TAH Source: The New England Journal of Medicine, SynCardia Confidential 17 17

Prolonging and Enabling High-Quality Lives Jahiem, 11, supported by Stan, 23, played basketball wearing SynCardia TAH for 280 days Freedom® Portable Driver in the backpack Mohamad, 27, the first TAH transplant in Lebanon Randy, 39, completed the 4.2-mile Pat’s Run event Bob, 55, went on hunting trips using the SynCardia TAH Chris, 51, hiked a total of 607 miles after TAH transplantation Andrei, 12, one of the youngest Nurullah, 61, supported by patients from Italy SynCardia TAH for over 1,700 days Source: SynCardia Confidential 18 18

Capturing the Growing Opportunity Confidential 19 19

Igniting Growth Drivers

Growth Drivers

Growth Driver	Details
1 Obtaining FDA Long-term Indication	▪ FDA Long-term Indication expands current end market size from 6,000 – 7,000 patients a year (on transplant waitlist) to over 300,000 patients a year ▪ Encourages cardiologists and surgeons to recommend TAH to their patients ▪ Inclusion to insurance reimbursement policies
2 Major Product Upgrade Cycle	▪ Long clinical & development cycles, regulatory approval lead times and financial constraints had slowed down the R&D progress and limited product innovations ▪ Existing products are proven to be safe and effective, but have further room to improve and provide higher "quality of life" to patients – e.g. driver units were bulky and heavy ▪ Major product upgrades, new product launches and substantial improvements to functionality, convenience and cost in the near future
3 Building Sales & Marketing and International Expansion	▪ Covid pandemic and financial resources constraints minimized sales and marketing infrastructure – U.S. transplant surgeries became "elective" during Covid pandemic at many hospitals – Restructuring of sales and marketing; Direct sales model ▪ Expand beyond North American and European markets ▪ Targeting large end-markets such as China, Middle East, India, Japan and rest of Asia, and making progress in selective geographies

20

Igniting Growth Drivers Growth Drivers 1 ▪ FDA Long-term Indication expands current end market size from 6,000 – 7,000 patients a Obtaining FDA year (on transplant waitlist) to over 300,000 patients a year Long-term ▪ Encourages cardiologists and surgeons to recommend TAH to their patients Indication ▪ Inclusion to insurance reimbursement policies 2 ▪ Long clinical & development cycles, regulatory approval lead times and financial constraints had slowed down the R&D progress and limited product innovations ▪ Existing products are proven to be safe and effective, but have further room to improve Major Product and provide higher “quality of life” to patients – e.g. driver units were bulky and heavy Upgrade Cycle ▪ Major product upgrades, new product launches and substantial improvements to functionality, convenience and cost in the near future 3 ▪ Covid pandemic and financial resources constraints minimized sales and marketing infrastructure Building Sales & ⎯ U.S. transplant surgeries became “elective” during Covid pandemic at many Marketing hospitals and ⎯ Restructuring of sales and marketing; Direct sales model International ▪ Expand beyond North American and European markets Expansion ▪ Targeting large end-markets such as China, Middle East, India, Japan and rest of Asia, and making progress in selective geographies Confidential 20 20

FDA

Based on past FDA approvals, we believe the criteria for long-term indication is for a patient to:

- Survive over *2 years*; or
- Getting transplanted

Long-term Indication Approval

- Left ventricular heart assist devices (LVAD) underwent similar application pathway and obtained its Destination Therapy (long-term) indication
- SynCardia TAH application has:
  - More than 180 cases that meet the same criteria over LVAD's 150 cases
  - Better clinical performance and outcome
- Expect approval in 12-18 months

21

1 SynCardia is Expecting the Long-Term Indication * Approval From U.S. FDA Larger Sample Size and Better Results Provide Strong Support for Our Application Long-term Indication Approval ▪ Left ventricular heart assist devices (LVAD) underwent similar application pathway and obtained its Destination Therapy (long-term) indication Based on past FDA approvals, ▪ SynCardia TAH application has: we believe the criteria for ⎯ More than 180 cases that long-term indication is for a meet the same criteria over patient to: LVAD’s 150 cases ⎯ Better clinical performance ▪ Survive over 2 years; or and outcome ▪ Getting transplanted ▪ Expect approval in 12-18 months Note: * The Company’s best estimate; filing application with the FDA Confidential 21 21

	BTT	Long-Term
FDA Designations	BTT	Long-Term
U.S. Patient Population	6,000+	>300,000
Market Opportunity (TAM)	$1B	~$30B

Source: L.E.K. Research and Analysis, SynCardia

22

1 Multi-Billion Dollar Market Opportunity in the U.S. Long- FDA B BT TT T Designations Term U.S. Patient >300,000 6,000+ Population Market ~$30B $1B Opportunity (TAM) Source: L.E.K. Research and Analysis, SynCardia Confidential 22 22

Freedom Driver (UPGRADE)

- To improve patient experience and product servicing
- Extend maintenance cycle from **60-90 days to 1-year**
- Reduce false alarm rate by 50%
- Quieter: **65 to 55 dB (10x quieter)**
- More accurate fill volume measurements

TAH Plus (UPGRADE)

- Upgraded existing implant components
- Improved driver lines (polyurethane or other bio-compatible materials)
- Non-reactive coating of ventricles (polyurethane or thin PTFE) similar materials to those surgeons use from Gore

Driver
Implant
Driveline

Freedom II Driver (NEW)

- Adaptive heartbeat rates
- Lighter **(15 to 5 pounds)**, quieter **(65 to 45 dB, 100x quieter)** and longer-lasting (similar to those of LVADs)
- Improves user-friendliness with multiple power sources for portable, home or bedside uses
- Fully-disposable units with 1/10 of costs, and home-based filling station

TAH II (NEW)

- Fully-implantable total artificial heart
- New internal projects based on a combination of pneumatic and hydraulic mechanisms, and electromagnetic driving
- Licensing technologies such as percutaneous wireless charging from other partners

23

2 Strong R&D and Commercial Pipeline Fueling Further Growth Freedom Driver (UPGRADE) TAH Plus (UPGRADE) ▪ To improve patient experience and product servicing▪ Upgraded existing implant components ▪ Extend maintenance cycle from 60-90 days to 1-year▪ Improved driver lines (polyurethane or other bio- compatible materials) ▪ Reduce false alarm rate by 50% ▪ Non-reactive coating of ventricles (polyurethane ▪ Quieter: 65 to 55 dB (10x quieter) or thin PTFE) similar materials to those surgeons ▪ More accurate fill volume measurements use from Gore Implant Driver Driveline TAH II (NEW) Freedom II Driver (NEW) ▪ Fully-implantable total artificial heart ▪ Adaptive heartbeat rates ▪ New internal projects based on a combination of ▪ Lighter (15 to 5 pounds), quieter (65 to 45 dB, 100x pneumatic and hydraulic mechanisms, and quieter) and longer-lasting (similar to those of LVADs) electromagnetic driving ▪ Improves user-friendliness with multiple power sources ▪ Licensing technologies such as percutaneous for portable, home or bedside uses wireless charging from other partners ▪ Fully-disposable units with 1/10 of costs, and home- based filling station Confidential 23 Note: Product specifications are based on Company design targets and best estimate. These upgrades and new products are currently being developed and are not 23 yet complete. Product specifications set forth in this slide are estimates and goals of the Company and are subject to change.

2 Major Product and Upgrade Goals and Milestones

2023	2024	2025
▪ Commercial launch of Freedom I Series Driver upgrades, including Software, Hardware and Hush	▪ Launch of C2 Plus, upgraded hospital driver unit ▪ Launch of TAH Plus, upgraded implantable unit	▪ Full commercial launch of Freedom II driver unit
▪ Design-freeze for Second Generation driver (Freedom II)	▪ Obtain FDA approval for Freedom II ▪ Initiate the TAH II "Second Generation," fully-implantable heart project	▪ Design-freeze for TAH II

24

2 Major Product and Upgrade Goals and Milestones 2023 2024 2025 ▪ Commercial launch of ▪ Launch of C2 Plus, upgraded ▪ Full commercial launch of Freedom I Series Driver hospital driver unit Freedom II driver unit upgrades, including Software, ▪ Launch of TAH Plus, Hardware and Hush upgraded implantable unit ▪ Design-freeze for Second ▪ Obtain FDA approval for ▪ Design-freeze for TAH II Generation driver Freedom II (Freedom II)▪ Initiate the TAH II “Second Generation,” fully- implantable heart project Annual product launches for next three years Next-generation products: Freedom II Driver and TAH II Worldwide distribution and immediate financial impact Confidential 24 24

③ Substantial and Growing Global Market Opportunity

CANADA
Population: 38M
Heart failures: 0.8M[7]
EUROPE
Population: 746M
Heart failures: >15M[6]
JAPAN
Population: 126M
Heart failures: 979K[1]
MIDDLE EAST
Population: 411M
Heart failures: 3.75M[5]
CHINA
Population: 1.4B
Heart failures: 4.5M[2]
INDIA
Population: 1.4B
Heart failures: 1.3-4.6M[4]
SOUTHEAST ASIA
Population: 686M
Heart failures: 9M[3]
End-market presence
Initial expansion target markets
Secondary expansion target markets

25

3 Substantial and Growing Global Market Opportunity CANADA Population: 38M EUROPE 7 Heart failures: 0.8M Population: 746M JAPAN 6 Heart failures: >15M Population: 126M 1 Heart failures: 979K MIDDLE EAST Population: 411M 5 CHINA Heart failures: 3.75M Population: 1.4B 2 Heart failures: 4.5M INDIA Population: 1.4B 4 Heart failures: 1.3-4.6M SOUTHEAST ASIA Population: 686M 3 Heart failures: 9M End-market presence Initial expansion target markets Secondary expansion target markets Note: 1. Japan: Left ventricular dysfunction, National Library of Medicine 2. China: www.ncbi.nlm.nih.gov/pmc/articles/PMC6392598/#R1 (based on data from 2018) 3. Southeast Asia: specialty.mims.com/topic/high-hf-burden-in-asia--sea-has-youngest-patients--worst-outcomes (based on data from 2018) 4. India: www.ncbi.nlm.nih.gov/pmc/articles/PMC3913650/ (based on data from 2010) Confidential 5. Middle East: www.ncbi.nlm.nih.gov/pmc/articles/PMC7640557/ (based on data from 2020) 25 6. Europe: Heart Failure Policy and Practice in Europe Report; November 2020 25 7. Canada: Heart & Stroke; Heart Failure in Canada; February 2022

3 Significant Progress in Global Market Expansion ▪ Establishing a joint venture with a local partner in 1H 2023 ▪ Local partner hiring personnel specialized in clinical trials and regulatory approval ▪ Preparing for regulatory application submission to China MNPA and expect to obtain approval CHINA in early 2024 expect approval based on the Company’s review of the MNPA’s typical regulatory review timeline ▪ Building localized presence for R&D, manufacturing and marketing & sales teams ▪ Seeking local partner in India and initiated regulatory registration process in 2022 INDIA▪ Completing training programs with several transplant hospitals and anticipating and preparing for the first heart transplant in 2023 ▪ Completed first-ever TAH sale into the region in October 2022 MIDDLE EAST ▪ Working with King Faisal Specialist Hospital & Research Center (Saudi Arabia) ▪ Seeking local partner(s) in leading Middle East nations’ expansion ▪ Working towards obtaining a Thai FDA registration for the TAH system SOUTHEAST ASIA ▪ Interest received from Philippines to distribute products ▪ Finalizing partnership and distribution agreements, expected in 2023 Initial expansion target markets Confidential Secondary expansion target markets 26

SynCardia is Ahead of the Competition…

Company	SynCardia	CARMAT	BiVACOR
Status	The Only TAH approved for Commercial use by US FDA and Health Canada	Obtained CE Marking for Commercial Use in Europe	Not available; R&D and animal trials
Approval obtained – US	▪ 2004 (BTT) ▪ Applying for L-term Indication	None	None
Approval obtained – EU	1999 (CE to be reinstated under MDR)	Dec. 2020	None
Approval obtained – ROW	Canada Health: 2005	None	None
Blood volume	50cc and 70 cc	65cc only[1]	N/A
Device size	▪ 250 to 400 ml ▪ Smaller sizes for women (24%) and children (15%)	▪ 750 ml[1] ▪ Designed for "bigger man" ; may not fit for women or children	N/A
No. of implants	>2,000	31, *as of May 2022*[2]	None
Cost per TAH[5]	$35,000 – 40,000	N/A	N/A
Selling price per TAH[5]	$75,000 – 195,000	Over $190,000[3]	N/A
Bio-compatible materials	Proprietary SPUS materials	Hybrid bovine membrane[1]; silicon, titanium	Titanium
Implant Weight	200-240g	900g[4]	N/A

27

SynCardia is Ahead of the Competition… Company Not available; R&D and The Only TAH approved for Obtained CE Marking for Status Commercial use by US FDA and Commercial Use in Europe animal trials Health Canada ▪ 2004 (BTT) None None US ▪ Applying for L-term Indication Approval 1999 (CE to be reinstated under EU Dec. 2020 None obtained MDR) None None ROW Canada Health: 2005 1 50cc and 70 cc 65cc only N/A Blood volume 1 ▪ 750 ml ▪ 250 to 400 ml ▪ Designed for “bigger man” ; ▪ Smaller sizes for women (24%) Device size N/A may not fit for women or and children (15%) children 2 >2,000 31, as of May 2022 None No. of implants 5 $35,000 – 40,000 N/A N/A Cost per TAH 3 5 $75,000 – 195,000 Over $190,000 N/A Selling price per TAH 1 Bio-compatible Hybrid bovine membrane ; Titanium Proprietary SPUS materials silicon, titanium materials 4 200-240g 900g N/A Implant Weight 1 Source: European Journal of Cardio-Thoracic Surgery; https://academic.oup.com/ejcts/article/46/6/933/2755263 2 Company estimate Confidential 3 CNN Business, by Stephanie Bailey, 25 March 2021 27 4 27 France 24 English, YouTube, 14 Jan 2021 5 Company estimates. Based on historical sales prices and purchase orders.

Business Summary

SynCardia

The only commercially-available Total Artificial Heart	▪ **First and the only TAH option in the U.S.** ▪ Approved by U.S. **FDA** and **Canada** Health ▪ Available in **140 hospitals** all over the world
Strong track record of developing products with dominant market positioning	▪ Achieved favorable clinical data with **79% survival rate** to transplantation and **70%** one-year post-transplant survival rate (vs. 46% and 39% controlled group) ▪ **750-years** in combined clinical use with over **2,000 transplants** and patients **living near 7 years** on TAH ▪ We believe the closest **competitors are years behind** in product development and remain in clinical trial phase
Expanded approvals with substantial unmet needs and multi-billion dollar end markets in the U.S.	▪ 6.2M heart failures, leading to 380,000 deaths and $30.7B healthcare costs annually ▪ Estimated 300,000 patients require heart transplants but only 3,000+ received them (~1%) annually ▪ Expected new Long-term Indication to open a **$30B market opportunity**
Significant potential in the international market	▪ Annual **64.3M heart failures globally** ▪ In discussion with international implant centers, surgeons and partners, including China, India, Middle East and Southeast Asia
Major product upgrade / launch coming up	▪ SynCardia's next-generation Freedom II Driver offers significant improvements with a longer-lasting, more compact and quieter device, and with similar usability of LVAD driver ▪ Other **key product enhancements** are substantially completed and are expected to be **released within 12-months**
Highly experienced management team with a clear plan in place	▪ A management team with over 75 years of combined med-tech experience ▪ Achieve breakeven by 2024

28

Business Summary ▪ First and the only TAH option in the U.S. The only commercially-available ▪ Approved by U.S. FDA and Canada Health Total Artificial Heart ▪ Available in 140 hospitals all over the world ▪ Achieved favorable clinical data with 79% survival rate to transplantation and 70% one-year post-transplant survival rate (vs. 46% and 39% controlled group) Strong track record of developing ▪ 750-years in combined clinical use with over 2,000 transplants and patients living products with dominant market near 7 years on TAH positioning ▪ We believe the closest competitors are years behind in product development and remain in clinical trial phase Expanded approvals with ▪ 6.2M heart failures, leading to 380,000 deaths and $30.7B healthcare costs annually substantial unmet needs and ▪ Estimated 300,000 patients require heart transplants but only 3,000+ received them (~1%) annually multi-billion dollar end markets in ▪ Expected new Long-term Indication to open a $30B market opportunity the U.S. ▪ Annual 64.3M heart failures globally Significant potential in the ▪ In discussion with international implant centers, surgeons and partners, including international market China, India, Middle East and Southeast Asia ▪ SynCardia’s next-generation Freedom II Driver offers significant improvements with a longer-lasting, more compact and quieter device, and with similar usability of Major product upgrade / launch LVAD driver coming up ▪ Other key product enhancements are substantially completed and are expected to be released within 12-months Highly experienced management ▪ A management team with over 75 years of combined med-tech experience ▪ Achieve breakeven by 2024 team with a clear plan in place Confidential 28 28

Business Summary

The only commercially-available Total Artificial Heart	▪ **First and the only TAH option in the U.S.** ▪ Approved by U.S. **FDA** and **Canada** Health ▪ Available in **140 hospitals** all over the world
Strong track record of developing products with dominant market positioning	▪ Achieved favorable clinical data with **79% survival rate** to transplantation and **70%** one-year post-transplant survival rate (vs. 46% and 39% controlled group) ▪ **750-years** in combined clinical use with over **2,000 transplants** and patients **living near 7 years** on TAH ▪ We believe the closest **competitors are years behind** in product development and remain in clinical trial phase
Expanded approvals with substantial unmet needs and multi-billion dollar end markets in the U.S.	▪ 6.2M heart failures, leading to 380,000 deaths and $30.7B healthcare costs annually ▪ Estimated 300,000 patients require heart transplants but only 3,000+ received them (~1%) annually ▪ Expected new Long-term Indication to open a **$30B market opportunity**
Significant potential in the international market	▪ Annual **64.3M heart failures globally** ▪ In discussion with international implant centers, surgeons and partners, including China, India, Middle East and Southeast Asia
Major product upgrade / launch coming up	▪ SynCardia's next-generation Freedom II Driver offers significant improvements with a longer-lasting, more compact and quieter device, and with similar usability of LVAD driver ▪ Other **key product enhancements** are substantially completed and are expected to be **released within 12-months**
Highly experienced management team with a clear plan in place	▪ A management team with over 75 years of combined med-tech experience ▪ Achieve breakeven by 2024

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Business Summary ▪ First and the only TAH option in the U.S. The only commercially-available ▪ Approved by U.S. FDA and Canada Health Total Artificial Heart ▪ Available in 140 hospitals all over the world ▪ Achieved favorable clinical data with 79% survival rate to transplantation and 70% one-year post-transplant survival rate (vs. 46% and 39% controlled group) Strong track record of developing ▪ 750-years in combined clinical use with over 2,000 transplants and patients living products with dominant market near 7 years on TAH positioning ▪ We believe the closest competitors are years behind in product development and remain in clinical trial phase Expanded approvals with ▪ 6.2M heart failures, leading to 380,000 deaths and $30.7B healthcare costs annually substantial unmet needs and ▪ Estimated 300,000 patients require heart transplants but only 3,000+ received them (~1%) annually multi-billion dollar end markets in ▪ Expected new Long-term Indication to open a $30B market opportunity the U.S. ▪ Annual 64.3M heart failures globally Significant potential in the ▪ In discussion with international implant centers, surgeons and partners, including international market China, India, Middle East and Southeast Asia ▪ SynCardia’s next-generation Freedom II Driver offers significant improvements with a longer-lasting, more compact and quieter device, and with similar usability of Major product upgrade / launch LVAD driver coming up ▪ Other key product enhancements are substantially completed and are expected to be released within 12-months Highly experienced management ▪ A management team with over 75 years of combined med-tech experience ▪ Achieve breakeven by 2024 team with a clear plan in place Confidential 29 29